As filed with the Securities and Exchange Commission on July 23, 2003

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

World Airways, Inc.

(Exact name of registrant as specified in its charter)

Delaware State or other jurisdiction of incorporation or organization)	4500 (Primary Standard Industrial Classification Code Number)	94-1358276 (I.R.S. Employer Identification Number)

The HLH Building

101 World Drive
Peachtree City, GA 30269
(770) 632-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cindy M. Swinson, Esq.

General Counsel and Corporate Secretary
World Airways, Inc.
The HLH Building
101 World Drive
Peachtree City, GA 30269
(770) 632-8005

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gabriel Dumitrescu, Esq.
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Suite 1600
Atlanta, GA 30303
Tel: (404) 572-6600
Fax: (404) 572-6999

     Approximate date of commencement of proposed sale to the public: As promptly as possible upon effectiveness of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered(1)	Registered	Per Unit	Offering Price	Registration Fee

8% Convertible Senior Subordinated Debentures Due 2009	$40,545,000(2)	N/A	$40,545,000(3)	$3,280(3)

Common Stock, par value $0.001 per share(4)	(4)	N/A	N/A	N/A

(1)	This registration statement relates to the offer by World Airways, Inc. to exchange an aggregate of up to $40,545,000 principal amount of its 8% Convertible Senior Subordinated Debentures Due 2009 for all of its outstanding 8% Convertible Senior Subordinated Debentures Due 2004.

(2)	This amount represents the maximum principal amount of 8% Convertible Senior Subordinated Debentures Due 2009 that may be issued by the registrant to tendering holders.

(3)	The amount of the registration fee paid herewith was calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based on the book value of the 8% Convertible Senior Subordinated Debentures Due 2004 to be received by the registrant from tendering holders.

(4)	Such indeterminate number of shares of common stock as shall be issuable upon conversion of the 8% Convertible Senior Subordinated Debentures Due 2009 being registered hereunder. No additional consideration will be received for the common stock and therefore no registration fee is required pursuant to Rule 457(i) under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
SUMMARY
RISK FACTORS
A WARNING ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET FOR OUR EXISTING DEBENTURES AND COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL INFORMATION
FINANCIAL OUTLOOK
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
THE EXCHANGE OFFER
DESCRIPTION OF THE EXCHANGE DEBENTURES
COMPARISON OF EXCHANGE DEBENTURES AND EXISTING DEBENTURES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF SENIOR INDEBTEDNESS
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
INDEPENDENT AUDITORS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX
EX-1.1 DEALER MANAGER AGREEMENT
EX-4.4 FORM OF INDENTURE
EX-4.5 WARRANT AGREEMENT
EX-4.6 WARRANT AGREEMENT
EX-5.1 OPINION OF POWELL, GOLDSTEIN, FRAZER
EX-12.1 STATEMENT REGARDING COMPUTATION OF RATIO
EX-23.1 CONSENT OF KPMG LLP, INDEPENDENT AUDITORS
EX-25.1 STATEMENT OF ELIGIBILITY ON FORM T-1
EX-99.1 FORM OF LETTER TRANSMITTAL
EX-99.2 FORM OF LETTER TO BROKERS, DEALERS
EX-99.3 FORM OF LETTER OF CLIENTS
EX-99.4 FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.5 FORM OF INSTRUCTIONS TO REGISTERED HOLDERS
EX-99.6 LETTER, DATED AS OF APRIL 23, 2003

(SUBJECT TO COMPLETION) DATED JULY 23, 2003

PROSPECTUS

World Airways, Inc.

Offer to Exchange

8% Convertible Senior Subordinated Debentures Due 2009

for all our outstanding

8% Convertible Senior Subordinated Debentures Due 2004

(CUSIP Nos. 98142HAC9, 98142HAB1, 98142HAA3 and U9871WAA1)

The exchange offer will expire at 5:00 p.m., New York City time, on

September 18, 2003, unless extended

       We are offering to exchange $1,000 principal amount of our newly issued 8% Convertible Senior Subordinated Debentures Due 2009, referred to in this prospectus as the exchange debentures, for an equal principal amount of our outstanding 8% Convertible Senior Subordinated Debentures Due 2004, referred to in this prospectus as the existing debentures, that are properly tendered and accepted by us for exchange on the terms and conditions set forth in this prospectus and the accompanying letter of transmittal, to which we refer to together as the exchange offer.

      The exchange debentures may be converted prior to maturity, unless previously redeemed or repurchased, into shares of our common stock at a conversion price equal to $3.20 per share, subject to adjustment, at any time after the average per share closing price of our common stock for 20 out of any 30 consecutive trading days is at least $3.84, subject to adjustment. Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “WLDA.” On July 22, 2003, the closing price of our common stock on the Nasdaq SmallCap Market was $2.64 per share.

      We urge you to read this document in its entirety, including the section describing risks relating to the exchange offer and our business. See “Risk Factors” beginning on page 18.

      The exchange offer is conditioned upon the valid tender of at least $38,500,000 aggregate principal amount of existing debentures, representing approximately 95% of the issued and outstanding existing debentures. The offer is also subject to various other important conditions. We have the right to waive any or all of these conditions.

      The exchange offer will expire at 5:00 p.m., New York City time, on September 18, 2003, unless we extend it. We will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the day after the expiration date of the exchange offer. You may withdraw any existing debentures tendered until the expiration of the exchange offer.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer is:

Morgan Joseph & Co. Inc.

          You should rely only on information contained in this prospectus. No one is authorized to provide you with information that is different from that contained in this prospectus. The contents of any websites referred to in this prospectus are not part of this prospectus.

     We are offering to sell, and are seeking offers to buy, the exchange debentures only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of the exchange debentures.

      This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral requests to the Corporate Secretary, World Airways, Inc., The HLH Building, 101 World Drive, Peachtree City, Georgia 30269, telephone (770) 632-8005. In order to obtain timely delivery, security holders must request the information no later than five business days prior to the expiration date of the exchange offer.

i

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Question:	Who is making the exchange offer for the existing debentures?

Answer:	The exchange offer is being made by World Airways, Inc. We are a U.S. certificated air carrier and provide long-range passenger and cargo charter and wet lease air transportation, serving the U.S. Government, international passenger and cargo air carriers, tour operators, international freight forwarders and cruise ship companies.

Question:	Why is World Airways, Inc. making the exchange offer?

Answer:	We are making the exchange offer for two primary reasons:

• Liquidity — Given the challenges facing the air transportation industry in the current economic environment and our current financial position and prospects, it is unlikely that we would be able to pay the principal amount of the existing debentures with internally-generated funds when the existing debentures become due on August 26, 2004. We also believe that given current market conditions and the market value of our stock, it will not be feasible for us to raise sufficient funds in the capital markets or in private transactions to pay the principal amount of the existing debentures when they become due.

• ATSB Guaranteed Loan — On April 23, 2003, we were granted conditional approval from the Air Transportation Stabilization Board, or the ATSB, for a federal loan guarantee of $27.0 million with respect to a $30.0 million term loan facility, subject to our satisfaction of a number of conditions, including the restructuring of our existing debentures to extend their maturity beyond the maturity of the ATSB guaranteed loan on terms and conditions satisfactory to the ATSB. We are making the exchange offer, in part, to induce the ATSB to issue the loan guarantee. We believe that the terms and conditions of the exchange offer will satisfy the ATSB debentures restructuring condition. If we do not complete the exchange offer, we most likely will not obtain the ATSB guaranteed loan.

Question:	Why did the ATSB grant us conditional approval for a $27 million loan guarantee?

Answer:	The ATSB loan guarantee program was legislated as a part of the Air Transportation Safety and System Stabilization Act. U.S. airlines were given an opportunity to apply for up to $10 billion in federal government loan guarantees. To obtain a loan guarantee under this program, an applicant must demonstrate, among other things, the following:

• it is an air carrier for which credit is not reasonably available at the time of the transaction;

• the intended obligation is prudently incurred; and

• the agreement is a necessary part of maintaining a safe, efficient and viable commercial aviation system in the United States.

Sixteen carriers applied for federal guarantees under this program. Our application and accompanying business plan met the above criteria and, as a result, we were one of seven air transportation carriers to receive conditional approval from the ATSB for a guarantee.

Question:	What is the position of World Airways, Inc.’s board of directors with respect to the exchange offer?

Answer:	Our board of directors believes that the exchange offer is in the best interests of the company and our stockholders. However, our board of directors is expressing no opinion on whether you should tender your existing debentures and is remaining neutral toward the exchange offer. We urge you to consult with your advisors to decide whether to tender your existing debentures in the exchange offer.

Question:	Who may participate in the exchange offer?

Answer:	All holders of our 8% Convertible Senior Subordinated Debentures Due 2004 may participate in the exchange offer.

Question:	When does the exchange offer expire?

Answer:	The exchange offer will expire at 5:00 p.m., New York City time, on September 18, 2003, unless extended by us in our sole discretion.

Question:	What will I receive in the exchange offer?

Answer:	For each $1,000 principal amount of existing debentures you tender in the exchange offer, you will receive $1,000 principal amount of exchange debentures. You will also receive cash in respect of accrued and unpaid interest on your existing debentures through the date we complete the exchange. We describe the terms of the exchange offer in more detail in the section entitled “The Exchange Offer” beginning on page 61 of this prospectus.

Question:	What are the exchange debentures?

Answer:	Our newly-issued 8% Convertible Senior Subordinated Debentures Due 2009. We describe the exchange debentures in more detail in the section entitled “Summary Description of the Exchange Debentures and Comparison with the Existing Debentures” beginning on page 13 of this prospectus, and in the section entitled “Description of the Exchange Debentures” beginning on page 72 of this prospectus.

Question:	Are the exchange debentures convertible into World Airways, Inc.’s common stock?

Answer:	Yes. Holders of exchange debentures may convert them into shares of our common stock at any time after the average per share closing price of our common stock for 20 out of any 30 consecutive trading days is at least $3.84, subject to adjustment in certain circumstances.

In addition, the exchange debentures will automatically convert into common stock at the conversion price then in effect:

• if the average per share closing price of our common stock for 20 out of 30 consecutive trading days ending on or before August 26, 2005 is at least $6.00, subject to adjustment in certain circumstances; or

• if the average per share closing price of our common stock for 20 out of 30 consecutive trading days ending after August 26, 2005 is at least $4.00, subject to adjustment in certain circumstances.

The initial conversion price of the exchange debentures will be $3.20 per share, equal to a conversion rate of 312.5 shares of common stock per $1,000 principal amount of exchange debentures. The conversion price of the exchange debentures is subject to adjustment in certain circumstances.

We explain the conversion features of the exchange debentures in the section entitled “Description of the Exchange Debentures — Optional Conversion” beginning on page 73 of this prospectus, and in the section entitled “Description of the Exchange Debentures — Mandatory Conversion” beginning on page 74 of this prospectus.

Question:	Do I have the right to require repurchase of my exchange debentures upon a change in control of World Airways, Inc.?

Answer:	In the event of any repurchase event, defined as (i) the occurrence of a change in control followed by a determination by a nationally recognized credit rating agency that the credit rating applicable to the exchange debentures immediately following the change in control is not at least as favorable as that existing immediately prior to the change in control, or (ii) a termination of trading, each holder of existing debentures has the right to require us to repurchase all or any part of the holder’s existing debentures at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date. A repurchase event may be waived by a majority of the outstanding principal amount of existing debentures. For a detailed discussion of the repurchase feature of the exchange debentures, please see the section entitled “Description of the Exchange Debentures — Certain Rights to Require Repurchase of Exchange Debentures” beginning on page 76 of this prospectus.

Question:	What payments would I receive following the exchange offer as a holder of the exchange debentures?

Answer:	If you tender your existing debentures and we complete the exchange offer, you will be entitled to receive regular interest payments on the exchange debentures at a rate of 8% per annum on February 26 and August 26 of each year, commencing on February 26, 2004, until maturity. We describe the terms of the exchange debentures in more detail in the section entitled “Description of the Exchange Debentures” beginning on page 72 of this prospectus.

Question:	What are the risks associated with participating in the exchange offer?

Answer:	As with any investment decision, there is a wide variety of risks associated with participating in the exchange offer. These risks include uncertainties related to our business, risks associated with the exchange debentures and our common stock, and risks common to the air transportation industry in general. These factors, some of which are beyond our control, may affect our business and operations, and consequently your investment in the exchange debentures. For a detailed discussion of the various risks associated with participating in the exchange offer, please see the section entitled “Risk Factors” beginning on page 18 of this prospectus.

Question:	What are the conditions to the exchange offer?

Answer:	The exchange offer is conditioned upon the valid tender of at least $38,500,000 principal amount of existing debentures, representing approximately 95% of the issued and outstanding existing debentures, our closing of the ATSB guaranteed loan and stockholder approval of the exchange offer. The exchange offer also has several other conditions. We describe these conditions in more detail under “The Exchange Offer — Conditions to the Exchange Offer” beginning on page 62 of this prospectus. We will not be required, but we reserve the right, to accept for exchange any existing debentures tendered (or, alternatively, we may terminate the exchange offer) if any of the conditions of the exchange offer as described in “The Exchange Offer — Conditions to the Exchange Offer” beginning on page 62 of this prospectus, is not satisfied or waived by us.

Question:	How does the subordination of the exchange debentures affect the rights of holders of exchange debentures to receive payments of principal and interest?

Answer:	The exchange debentures will represent our unsecured senior subordinated obligations. The exchange debentures will rank junior in right of payment to all senior indebtedness, will rank pari passu with any remaining existing debentures and with all of our future senior subordinated indebtedness and will rank senior to any subordinated indebtedness. We may not make any payments of principal of or interest on the exchange debentures if:

• we default on our obligations to pay principal, premium, interest or other amounts on our senior indebtedness and the default continues beyond any applicable grace period; or

• we default under our senior indebtedness and the holders of the senior indebtedness accelerate its maturity.

Question:	How can I participate in the exchange offer?

Answer:	To participate in the exchange offer, you must deliver:

• a completed letter of transmittal or an agent’s message (if the existing debentures are tendered through DTC’s Automated Tender Offer Program, or ATOP); and

• the existing debentures or a notice of guaranteed delivery, unless the existing debentures are tendered through ATOP.

All of these documents must be delivered to the exchange agent before the expiration date of the exchange offer. For more information on how to participate in the exchange offer, please see the section entitled “The Exchange Offer — Procedures for Exchanging Existing Debentures” beginning on page 64 of this prospectus.

Question:	May I withdraw existing debentures that I tendered?

Answer:	Yes. You may withdraw any tendered existing debentures at any time prior to 5:00 p.m., New York City time, on the expiration date. In addition, you may withdraw any tendered existing debentures if we have not accepted them for exchange after the expiration of 40 business days from the commencement of the exchange offer.

Question:	What are the federal tax consequences of participating in the exchange offer?

Answer:	We believe the exchange of existing debentures for exchange debentures qualifies as a recapitalization of our company for United States income tax purposes. In such a case, if you are a U.S. holder of the existing debentures:

• you will recognize no gain or loss on the exchange;

• the exchange debentures will have an initial tax basis equal to the tax basis of the existing debentures exchanged; and

• the exchange debentures will have a holding period that includes the period during which you held the existing debentures.

If the exchange does not qualify as a recapitalization, so long as the interest rate on the exchange debentures is at least equal to the applicable federal rate for notes of same term, you will:

• recognize gain or loss on the exchange in the amount of the difference between your tax basis for existing debentures and the face amount of the exchange debentures;

• have a tax basis in the exchange debentures equal to the face amount of the exchange debentures at the time of the exchange; and

• have a holding period in the exchange debentures that begins on the date of the exchange.

Interest payable on the exchange debentures will generally be taxable as ordinary income at the time it is paid or accrued based on your method of accounting. We describe the federal income tax consequences of the exchange offer to U.S. holders in more detail in the section entitled “United States Federal Income Tax Consequences — Federal Income Tax Consequences to U.S. Holders Who Exchange Existing Debentures for Exchange Debentures” beginning on page 97 of this prospectus.

If you are a non-U.S. holder of the existing debentures, you generally will not be subject to federal income tax on any gains resulting from the exchange of the existing debentures for the exchange debentures. In addition, no withholding of United States Federal income tax will be required with respect to the payment by us of principal or interest on the exchange debentures that you own, provided that several important conditions are satisfied. We describe the federal income tax consequences of the exchange offer to non-U.S. holders in more detail in the section entitled “United States Federal Income Tax Consequences — Federal Income Tax Consequences to Non-U.S. Holders Who Exchange Existing Debentures for Exchange Debentures” beginning on page 99 of this prospectus.

Question:	Who will pay the fees and expenses associated with the exchange offer?

Answer:	We will bear all fees and expenses incurred in connection with consummating the exchange offer. See the section entitled “The Exchange Offer — Fees and Expenses” beginning on page 69 of this prospectus.

Question:	Who can answer any additional questions concerning the exchange offer?

Answer:	If you have questions about the terms of the exchange offer, you may contact Morgan Joseph & Co. Inc., the dealer manager for the exchange offer, at:

Morgan Joseph & Co. Inc.

600 Fifth Avenue, 19th Floor
New York, New York 10020-2302
Toll Free No.: (888) 641-4214
Contact Person: R. Michael Powell

If you have any questions about the exchange offer or how to submit your letter of transmittal, or if you need additional copies of this prospectus, you should contact the exchange agent or the information agent.

Wachovia Bank, N.A. is the exchange agent for this tender offer. The address and toll-free number of the exchange agent is:

Wachovia Bank, N.A.

Corporate Actions — NC 1153
1525 West H. T. Harris Boulevard — 3C3
Charlotte, North Carolina 28288
Toll Free No.: (800) 829-8432
Facsimile No.: (704) 590-7628
Contact Person: Marsha Rice

MacKenzie Partners, Inc. is the information agent for this tender offer. The address and toll-free number of the information agent is:

MacKenzie Partners, Inc.

105 Madison Avenue, 14th Floor
New York, New York 10016
Toll Free No.: (800) 322-2885

None of the dealer manager, the exchange agent or the information agent makes any recommendation as to whether or not holders of existing debentures should tender into the exchange offer.

Question:	What happens if I do not tender my existing debentures and the exchange offer is completed?

Answer:	If you do not properly tender your existing debentures but a sufficient number of other holders do tender and we complete the exchange offer, your existing debentures will remain outstanding and will mature on August 26, 2004.

SUMMARY

      This section highlights selected information found in greater detail elsewhere in this prospectus. Because this is a summary, it does not contain all of the information that may be important to you in making your investment decision. We urge you to read the entire prospectus carefully, especially the risks of investing in the exchange debentures discussed under “Risk Factors,” before tendering your existing debentures. We also encourage you to review the financial statements and other information in the reports and other documents that we file with the Securities and Exchange Commission, as described under “Where You Can Find More Information.” References in this prospectus to “World Airways,” “we,” “us,” “our,” “the company” and “our company” refer to World Airways, Inc. and its subsidiary, unless otherwise specifically indicated.

World Airways, Inc.

      We were organized in March 1948 and are a U.S. certificated air carrier. Airline operations account for 100% of our operating revenue. We provide long-range passenger and cargo charter and wet lease air transportation, serving the U.S. Government, international passenger and cargo air carriers, tour operators, international freight forwarders and cruise ship companies. As of March 31, 2003, we operated ten MD-11 and seven DC-10-30 aircraft.

      We have served the United States Air Force since 1956 and, for the year ended September 30, 2002, we were its largest provider of international passenger transportation as measured by revenue. Our management team has substantial experience within the airline industry and has successfully led our company through this turbulent period in aviation history.

      Our principal executive offices are located in The HLH Building, 101 World Drive, Peachtree City, Georgia 30269 and our telephone number is (770) 632-8000.

Recent Developments

      On April 23, 2003, we were granted conditional approval from the Air Transportation Stabilization Board, or the ATSB, for a federal loan guarantee of $27.0 million with respect to a $30.0 million term loan facility, subject to our satisfaction of a number of conditions, including the restructuring of our existing debentures to extend their maturity beyond the term of the ATSB guaranteed loan on terms and conditions satisfactory to the ATSB. We are making the exchange offer, in part, to induce the ATSB to issue the loan guarantee. We believe that the terms and conditions of the exchange offer will satisfy this condition for purposes of the ATSB guarantee. If we do not complete the exchange offer, we most likely will not obtain the ATSB guaranteed loan.

      We believe that the ATSB guaranteed loan would provide us with sufficient liquidity and capital resources to:

•	conduct and expand our business for the foreseeable future, particularly as our military business returns to more normalized levels and until growth resumes in our commercial passenger and cargo businesses;

•	meet our current obligations through the next several years until lower lease rates can be negotiated on aircraft leases scheduled to expire during this period; and

•	improve our ability to compete and adjust to changing market conditions.

      We are currently negotiating the terms of the loan agreement and related documents with a commercial lender and the ATSB. However, we expect that:

•	the ATSB guaranteed loan will have a term of five years;

•	the ATSB guaranteed portion of the loan, in the principal amount of $27.0 million, to which we sometimes refer as the tranche A loan, will bear interest at the lender’s average cost of issuing commercial paper plus 0.50% or, if it is assigned to another entity, LIBOR plus 0.50%;

•	the balance of the loan, in the principal amount of $3.0 million, to which we sometimes refer to the tranche B loan, will be guaranteed by a third party and will bear interest based on LIBOR plus 1.0%;

•	we will pay annual guarantee fees of 4.5%, increasing by 0.5% each year, with respect to the outstanding principal amount of the tranche A loan and 3.0% with respect to the outstanding principal amount of the tranche B loan; and

•	we will be required to issue to the ATSB warrants to purchase shares of common stock representing in the aggregate 10% of our equity on a diluted basis to reflect the exercise of such warrants and the exercise or conversion of all of our other outstanding warrants and convertible securities other than our stock options.

      In June 2003, the Georgia Department of Revenue approved our application for the Georgia Headquarters Job Tax Credit, or the HQC. The HQC is available for corporate taxpayers (i) establishing or relocating their headquarters to Georgia, (ii) investing a minimum of $1 million in certain property, and (iii) employing a minimum number of new full-time employees in the State of Georgia that pay at or above a required wage level. This credit may be used for either corporate state income tax or payroll withholding tax. Based on our June 2003 approval letter from the Georgia Department of Revenue, we have been qualified for $510,000 of tax credits related to fiscal 2001. We are also working to increase the amount of credits by qualifying additional jobs for fiscal 2002. If we continue to meet the statutory requirements for each year we are eligible, our total potential estimated benefit could be in excess of $2.0 million on a pre-tax basis. In accordance with the statute, we initially plan to use the credit against our Georgia withholding tax payments beginning in July 2003.

      In early May 2003, Morgan Joseph & Co. Inc., our financial advisor, contacted a significant holder of the existing debentures to discuss the process by which the terms of an exchange offer might be discussed on a confidential basis. On July 14, 2003, such holder and the company entered into a confidentiality agreement and such holder was provided with a draft of this registration statement. On July 16, 2003, representatives of Morgan Joseph & Co. Inc. and the holder met to discuss the terms of the exchange offer contained in that draft. On July 17, 2003, representatives of Morgan Joseph & Co. Inc. provided the holder with revised terms of that draft. On July 18, 2003, representatives of Morgan Joseph & Co. Inc. had additional discussions with the holder. The holder has verbally stated that it neither endorses nor approves of the terms set forth in this prospectus.

Outlook

      We are currently operating a fleet of ten MD-11 (seven passenger and three freighter) and seven DC-10-30 (three passenger and four freighter) aircraft. As leases for 13 of these 17 aircraft are scheduled to expire by 2006, we believe we are well positioned to significantly lower our lease expenses as these leases expire as well as, to the extent we determine necessary, modify our fleet to meet future changes in market conditions. However, we believe our current mix of ten passenger aircraft and seven freighter aircraft is the appropriate fleet configuration given anticipated near term market conditions and will best enable us to maximize our future growth opportunities.

      Our strategy with respect to our fleet will focus on maximizing utilization rates of our aircraft. In 2002, our 16 aircraft fleet averaged approximately 6.5 hours of revenue flying per day. Despite this relatively low utilization rate, we achieved net earnings for the year primarily as a result of our higher margin business mix during that period. While the nature of the charter business does not allow for utilization rates as high as scheduled airline carriers, we anticipate increases in our utilization rates of approximately 10% to 15% over the next three to five years.

      As military activity associated with the war slows, we expect our military revenues to decline from the high levels experienced in early 2003. We believe future military passenger revenues will continue to be a significant part of our business as we expect that the U.S. Air Force will continue to require commercial carriers to transport a significant number of troops and cargo around the world. This expectation is based on a number of factors including:

•	a limited number of available military aircraft,

•	a policy of frequent troop rotation; and

•	an increased focus on worldwide terrorism.

      We believe we are well positioned to continue benefiting from future military activities. While we expect our military business to continue be a core component of our business in the future, we believe the military revenue and associated earnings generated during the first quarter of 2003 are not sustainable on a long-term basis.

      We expect to begin providing commercial passenger services under three new major passenger contracts by the third quarter of 2003. Under these contracts we expect to provide passenger aircraft for:

•	flights to Afghanistan in conjunction with its reconstruction;

•	flights to Lagos, Nigeria from Atlanta, Houston and New York City; and

•	flights between Honolulu and Las Vegas.

      Two of these contracts have terms expiring December 31, 2005 and the other is a one-year contract with possible extensions. In addition, we expect to reach an agreement with a current customer, Sonair, for a one-year extension of the existing contract with two additional one-year automatic renewals. Collectively, we expect these four contracts to generate in excess of $100 million in revenue per year upon full commencement. We expect the long-term potential of these contracts, as well as the anticipated improvement in the global economy, to contribute to revenue growth in our commercial passenger business.

      The overall cargo market has been depressed since late 2000, having been negatively affected by the global economic slowdown as well as the terrorist attacks of September 11, 2001. We expect the growth of the cargo market to improve in the future. The Boeing Company in its most recent publication (World Air Cargo Forecast, 2002-2003) projects annual cargo growth in the 6% range for the next 15-20 years, which we believe is reasonable. We believe we are well positioned to capture our share of this growth. We have recently converted two of our MD-11s to full freighters and have increased our overall freighter fleet to seven aircraft in total.

      In summary, we believe our business model is well balanced and strategically positioned for future growth and profitability. We maintain competitive positions in both military and commercial markets and intend to further diversify our product mix by offering both passenger and cargo services to both of these markets.

Reasons for the Exchange Offer

      We are making the exchange offer for two primary reasons:

•	Liquidity — Given the challenges facing the air transportation industry in the current economic environment and our current financial position and prospects, it is unlikely that we would be able to pay the principal amount of the existing debentures with internally-generated funds when the existing debentures become due on August 26, 2004. We also believe that given current market conditions and the market value of our stock, it will not be feasible for us to raise sufficient funds in the capital markets or in private transactions to pay the principal amount of the existing debentures when they become due.

•	ATSB Guaranteed Loan — On April 23, 2003, we were granted conditional approval from the Air Transportation Stabilization Board, or the ATSB, for a federal loan guarantee of $27.0 million with respect to a $30.0 million term loan facility, subject to our satisfaction of a number of conditions, including the restructuring of our existing debentures to extend their maturity beyond the maturity of the ATSB guaranteed loan on terms and conditions satisfactory to the ATSB. We are making the exchange offer, in part, to induce the ATSB to issue the loan guarantee. We believe that the terms and conditions of the exchange offer will satisfy the ATSB debentures restructuring condition. If we do not complete the exchange offer, we most likely will not obtain the ATSB guaranteed loan.

The Exchange Offer

      The following is a summary of the terms of the exchange offer. For a more complete description of the exchange offer, see the section entitled “The Exchange Offer” later in this prospectus.

Securities for which we are making the exchange offer	We are making the exchange offer for our 8% Convertible Senior Subordinated Debentures Due 2004, of which $40,545,000 principal amount is outstanding.

The exchange offer	For every $1,000 in principal amount of existing debentures that you properly tender prior to the expiration date and we accept for exchange, you will receive $1,000 in principal amount of our 8% Convertible Senior Subordinated Debentures Due 2009.

Subject to our satisfaction or waiver of the conditions to the exchange offer, all existing debentures that are validly tendered and not withdrawn will be accepted for exchange.

Market trading	The existing debentures are not listed on a national securities exchange. Trading in the existing debentures is limited and sporadic, and prices may fluctuate significantly depending on the volume of trading. The existing debentures are convertible into our common stock, which is publicly traded on the Nasdaq SmallCap Market under the symbol “WLDA.” On July 22, 2003, the closing price of our common stock on the Nasdaq SmallCap Market was $2.64 per share.

Expiration date	The expiration date of the exchange offer will be 5:00 p.m., New York City time, on September 18, 2003, unless extended by us in our sole discretion.

Closing date	The closing of the exchange offer will take place as promptly as practicable after the expiration date.

Conditions to the exchange offer	The exchange offer is conditioned upon:

• the valid tender of at least $38,500,000 aggregate principal amount of existing debentures, representing approximately 95% of the issued and outstanding existing debentures;

• our closing of the ATSB guaranteed loan;

• the registration statement of which this prospectus is a part becoming effective under the Securities Act of 1933 and the indenture for the exchange debentures being qualified under the Trust Indenture Act of 1939;

• receipt of an opinion from Morgan Joseph & Co. Inc., our financial advisor, that the exchange offer is fair from a financial point of view to our stockholders; and

• stockholder approval of the exchange offer.

The exchange offer is also conditioned upon the absence of any of the following events:

• a lawsuit or investigation which would likely have a material adverse effect on our business;

• an order, statute or judgment enacted or issued by any court or governmental instrumentality that would prevent or delay consummation of the exchange offer or that would be reasonably likely materially adverse to our business;

• any event affecting our business or financial affairs that would prohibit or delay consummation of the exchange offer;

• any objection by the trustee of the existing debentures in any respect to any action taken that could adversely affect the consummation of the exchange offer;

• any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

• a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

• any significant impairment to the extension of credit by banking institutions; or

• the commencement or significant worsening of a war or armed hostilities or other national or international calamity, including, but not limited to, additional catastrophic terrorist attacks against the United States or its citizens.

We will not be required, but we reserve the right, to accept for exchange any existing debentures tendered (or, alternatively, we may terminate the exchange offer) if any condition of the exchange offer as described under “The Exchange Offer — Conditions to the Exchange Offer” is not satisfied or waived by us.

Withdrawal rights	Existing debentures tendered may be withdrawn any time at or prior to 5:00 p.m., New York City time, on the expiration date by following the procedures described in this prospectus. In addition, tendered existing debentures may be withdrawn if we have not accepted them for exchange after the expiration of 40 business days from the date of the commencement of the exchange offer.

Required approvals	No federal or state regulatory requirements must be complied with and no approvals need to be obtained in the United States in connection with the exchange offer, other than those with which we have complied or will comply, or those approvals which we have obtained or will obtain.

Certain United States Federal income tax consequences for holders of existing debentures	We believe the exchange of the existing debentures for exchange debentures will qualify as a recapitalization of our company for United States Federal income tax purposes. In such a case, a tendering U.S. holder generally would not recognize gain or loss on the exchange for U.S. Federal income tax purposes. If the exchange does not qualify as a recapitalization, and the interest rate on the exchange debentures is at least equal to the applicable federal rate for notes of same term, a tendering U.S. holder generally would recognize gain or loss on the exchange for U.S. Federal income tax purposes in the amount of the difference between the holder’s tax basis in the existing debentures and the face amount of the exchange debentures. See the section entitled “United States Federal Income Tax Consequences.”

Procedure for tendering existing debentures	To tender in the exchange offer, you must complete, sign and date an original or facsimile letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal to the exchange agent before the expiration date of the exchange offer. The exchange agent must receive (1) certificates, if any, for the existing debentures, along with the letter of transmittal, or (2) a timely confirmation of the transfer by book-entry of the existing debentures before the expiration of the exchange offer, if the book-entry procedure is available, into the exchange agent’s account at the Depositary Trust Company, or DTC, as set forth in the procedure for book-entry transfer described in “The Exchange Offer — Tender of Existing Debentures Held Through DTC.” Alternatively, you may utilize the guaranteed delivery procedures described in the section entitled “The Exchange Offer — Guaranteed Delivery.”

Information agent	MacKenzie Partners, Inc.

Exchange agent	Wachovia Bank, N.A.

Dealer manager	Morgan Joseph & Co. Inc.

Appraisal rights	You do not have dissenters’ rights or appraisal rights with respect to the exchange offer.

Further information	You may obtain additional copies of this prospectus and other materials related to the exchange offer by contacting the information agent. For questions regarding the exchange offer and procedures to be followed for tendering your existing debentures, please contact the exchange agent or the information agent.

Summary Description of the Exchange Debentures and Comparison with the Existing Debentures

      The following is a summary of the terms of the exchange debentures as compared with the corresponding terms of the existing debentures. For a more complete description of the terms of the exchange debentures, see the section entitled “The Exchange Debentures” later in this prospectus. For a more complete comparison of the terms of the exchange debentures and the existing debentures, see the section entitled “Comparison of Exchange Debentures and Existing Debentures” later in this prospectus.

	Exchange Debentures	Existing Debentures

Securities	Up to $40,545,000 aggregate principal amount of 8% Convertible Senior Subordinated Debentures Due 2009.	$40,545,000 aggregate principal amount of 8% Convertible Senior Subordinated Debentures Due 2004.
Maturity	August 26, 2009.	August 26, 2004.
Interest	8% per annum in cash.	8% per annum in cash.
Interest payment dates	February 26 and August 26 of each year, commencing on February 26, 2004.	February 26 and August 26 of each year.
Optional conversion	Convertible at the option of the holder at a conversion price of $3.20 per share, subject to customary anti-dilution adjustments, at any time after the average per share closing price of our common stock for 20 out of 30 consecutive trading days is at least $3.84, subject to customary anti-dilution adjustments.	Convertible at any time at the option of the holder at a conversion price equal to $8.90 per share subject to customary anti-dilution adjustments.
Mandatory conversion	The exchange debentures will automatically convert into common stock at the conversion price then in effect:	None.
• if the average per share closing price of our common stock for 20 out of 30 consecutive trading days ending on or before August 26, 2005 is at least $6.00, subject to customary anti-dilution adjustments; or
• if the average per share closing price of our common stock for 20 out of 30 consecutive trading days ending after August 26, 2005 is at least $4.00, subject to customary anti-dilution adjustments.
Ranking	Subordinated in right of payment to all existing and future senior indebtedness and pari passu with all other senior subordinated indebtedness, including any remaining existing debentures.	Subordinated in right of payment to all existing and future senior indebtedness and pari passu with all other senior subordinated indebtedness.

	Exchange Debentures	Existing Debentures

Optional redemption	Redeemable at our option at any time on or after August 26, 2005, in whole or in part, at 100% of the principal amount thereof.	Redeemable at our option at any time, in whole or in part, at 101.143% of the principal amount thereof.
Right to require repurchase	In the event of any repurchase event, defined as (i) the occurrence of a change in control followed by a determination by a nationally recognized credit rating agency that the credit rating applicable to the exchange debentures immediately following the change in control is not at least as favorable as that existing immediately prior to the change in control, or (ii) a termination of trading, each holder of exchange debentures has the right to require us to repurchase all or any part of the holder’s exchange debentures at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date. A repurchase event may be waived by a majority of the outstanding principal amount of exchange debentures.	In the event of any repurchase event, defined as either the occurrence of a change in control or a termination of trading, each holder of existing debentures has the right to require us to repurchase all or any part of the holder’s existing debentures at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date.
Listing	We do not intend to apply for listing of the exchange debentures on any national securities exchange or for their quotation on any automated dealer quotation system.	The existing debentures are eligible for trading on the PORTAL market.

Consequences of Not Tendering

      If you do not properly tender your existing debentures for exchange you increase the likelihood that we will not complete the exchange offer and will not obtain the ATSB guaranteed loan.

      If we do not complete the exchange offer, under the terms of our existing credit facility with Wells Fargo Foothill, Inc. we will be obligated to complete by May 29, 2004 an amendment to, extension or refinancing of, or other modification of the existing debentures in form and on terms and conditions satisfactory to Wells Fargo Foothill, Inc. If we fail to so amend, extend, refinance or modify the existing debentures, our lenders may declare all of our obligations under the existing credit facility immediately due and payable.

      If we do not obtain the ATSB guaranteed loan, we will seek other financing sources to meet our obligations as they mature. However, given the challenges facing the air transportation industry in the current economic environment and our current financial position and prospects, it is unlikely that we would be able to obtain the additional financing necessary to repay the existing debentures when they become due on August 26, 2004. If we are unable to repay the existing debentures upon their maturity, all of our then outstanding indebtedness, including the existing debentures, will become immediately due and payable. In such event, we may not have sufficient assets available to repay our other debt and the existing debentures and we may be forced to seek, or may be forced into, protection under Chapter 11 or Chapter 7 of the United States Bankruptcy Code. The expense of any bankruptcy proceeding will reduce the assets available for payment or distribution to our creditors, including the holders of our senior indebtedness and the existing debentures. Because your right to receive payments on the existing debentures is subordinated, in a bankruptcy proceeding you most likely will not receive any cash payment with respect to your existing debentures.

      If you do not properly tender your existing debentures but a sufficient number of other holders do tender and we complete the exchange offer, your existing debentures will remain outstanding and will mature on August 26, 2004.

Our Board’s Position

      Our board of directors believes that the exchange offer is in the best interests of the company and our stockholders. However, our board of directors is expressing no opinion on whether you should tender your existing debentures and is remaining neutral toward the exchange offer. We urge you to consult with your advisors to decide whether to tender your existing debentures in the exchange offer.

Summary Consolidated Financial Data

							Three Months
							Ended
	Year Ended December 31,						March 31,

	1998	1999	2000(1)	2001(1)	2002(1)		2002(1)	2003(1)

	(In thousands except per share data)						(Unaudited)
Statement of Operations Data:
Operating revenues	$271,149	$263,998	$264,033	$317,866	$384,489		$88,039	$123,643
Operating expenses	274,317	274,247	262,926 (3)	338,595 (4)	377,367	(5)	81,787	115,980
Operating income (loss)	(3,168)	(10,249)	1,107	(20,729)	7,122		6,252	7,663
Earnings (loss) before income taxes, extraordinary item and accounting change	(10,905)	(13,653)	(3,159)	(26,037)	2,041		4,928	6,615
Net earnings (loss)	(11,032)	(7,623)	19,585	(26,037)	2,041		4,928	6,615
Basic earnings (loss) per common share:
Before extraordinary item and accounting change	(1.54)	(2.04)	(0.33)	(2.42)	0.18		0.45	0.60
Net earnings (loss)	(1.54)	(1.14)	2.03	(2.42)	0.18		0.45	0.60
Weighted average Common Stock outstanding	7,161	6,692	9,641	10,775	11,073		10,921	11,078
Diluted earnings (loss) per common share:
Before extraordinary item and accounting change	(1.54)	(2.04)	(0.33)	(2.42)	0.18		0.37	0.47
Net earnings (loss)	(1.54)	(1.14)	2.03	(2.42)	0.18		0.37	0.47
Weighted average Common Stock and common equivalent shares outstanding	7,161	6,692	9,641	10,775	11,073		15,482	15,750
Pro forma amounts assuming new method of accounting is applied retroactively (unaudited):
Net earnings (loss)	(5,236)	(1,780)	(3,159)	(26,037)	2,041		4.928	6,615
Basic earnings (loss) per share	(0.73)	(0.27)	(0.33)	(2.42)	0.18		0.45	0.60
Diluted earnings (loss) per share	(0.73)	(0.27)	(0.33)	(2.42)	0.18		0.37	0.47
Ratio of earnings to fixed charges (unaudited)(2)	—	—	—	—	1.06	x	1.59x	1.77	x
Deficiency in earnings to cover fixed charges (unaudited)(2)	$10,905	$7,623	$3,159	$26,037	$—		$—	$—
Balance Sheet Data (at end of period):
Cash and short-term investments	$16,893	$12,406	$15,682	$19,540	$21,504		$22,904	$16,828
Total assets	116,437	109,736	113,890	112,229	117,262		117,998	123,668
Notes payable and long-term obligations including current maturities	80,492	63,287	64,024	62,396	57,641		58,563	54,290
Stockholders’ deficiency	(23,627)	(29,838)	(7,280)	(31,104)	(28,867)		(26,130)	(22,206)

(1)	We changed our method of accounting for certain aircraft maintenance costs from the accrual method of accounting to the direct expense method effective January 1, 2000.

(2)	The “ratio of earnings to fixed charges” represents earnings divided by fixed charges, as defined in the following paragraph. The “deficiency” represents the amount of fixed charges in excess of earnings.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings (loss) from continuing operations before income taxes and change in accounting principle plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and one-third of rent expense, which is deemed to be representative of interest expense.

(3)	Operating expenses in 2000 include the $7.0 million benefit of a contract dispute settlement with a former customer.

(4)	Operating expenses in 2001 include the $5.1 million benefit of a grant received from the Federal government under the Air Transportation Safety and System Stabilization Act.

(5)	Operating expenses in 2002 include a $2.0 million charge for the return in 2003 of a portion of the grant funds received under the Air Transportation Safety and System Stabilization Act, and a $1.7 million charge for estimated losses on contractual lease costs for our lease agreement for office space at its former headquarters in Herndon, Virginia.

RISK FACTORS

      Holding the exchange debentures, as well as retaining any existing debentures, present a high degree of risk. We urge you to consider carefully the following risk factors, in addition to the other information in this prospectus and in the documents incorporated by reference herein, in making your decision regarding whether to tender the existing debentures you hold in the exchange offer.

Risks Relating to Our Business

Our limited liquidity and capital resources may harm our business.

      At March 31, 2003, our current assets were $62.1 million and our current liabilities were $84.0 million, including $13.7 of notes payable under our current credit facility with Wells Fargo Foothill, Inc. Also, at March 31, 2003, we had outstanding $40.5 million of existing debentures which become due on August 26, 2004.

      In order to meet short-term cash needs, we maintain a credit facility with Wells Fargo Foothill, Inc. which provides for loans and letters of credit of up to the lesser of $30.0 million and an amount determined in accordance with a borrowing base calculation which includes spare parts and accounts receivable, subject to certain reserves and less a $5.0 million permanent availability block. At March 31, 2003, we had a nominal amount of unused availability under this credit facility. This credit facility matures on December 12, 2007. We expect to replace this credit facility with the ATSB guaranteed loan concurrently with the closing of this exchange offer.

      If we do not complete the exchange offer and replace our existing credit facility, under the terms of our existing credit facility with Wells Fargo Foothill, Inc. we will be obligated to complete by May 29, 2004 an amendment to, extension or refinancing of, or other modification to the existing debentures in form and on terms and conditions satisfactory to Wells Fargo Foothill, Inc. If we fail to so amend, extend, refinance or modify the existing debentures, our lenders may declare all of our obligations under the existing credit facility immediately due and payable.

      We require significant levels of expenditures for aircraft, engine and airframe maintenance to maintain our competitive position and to expand our operations. If we are unable to obtain sufficient financing for these expenditures and to meet other short-term obligations, our operations and our ability to pay debt service may be materially and adversely affected. In addition, if we do not obtain the ATSB guaranteed loan, it is unlikely that we would be able to pay the existing debentures when they become due on August 26, 2004.

Our substantial debt and operating lease obligations limit our ability to fund general corporate requirements, limit our flexibility in responding to competitive developments and increase our vulnerability to adverse economic and industry conditions.

      In addition to the $40.5 million principal amount of existing debentures, at March 31, 2003, we had outstanding borrowings of $13.7 million and outstanding letters of credit of $2.1 million under our existing credit facility with Wells Fargo Foothill, Inc. At March 31, 2003, we had nominal unused availability under our existing credit facility. In addition, we have significant long-term obligations relating to operating leases in connection with our aircraft and spare engines and our leased real property. As of March 31, 2003, these obligations totaled $257.7 million through 2007 and $269.8 million thereafter.

      As a result of our high financial leverage:

•	We do not have the ability to obtain additional financing. Our existing debt is secured by substantially all of our assets. In addition, the terms of our existing credit facility restrict our ability to incur additional indebtedness or issue equity securities unless we use the proceeds of those transactions to prepay amounts outstanding under the credit facility. The ATSB guaranteed loan will also be secured by substantially all of our assets and will contain restrictive provisions which would require prepayments in the event we sell any significant assets, receive proceeds from future borrowings from other sources and issuances of certain securities or receive net proceeds from insurance and condemnation.

•	Our ability to fund general corporate requirements, including capital expenditures, may be impaired. We have substantial obligations to pay principal and interest on our debt and other recurring fixed costs. Further, we may be required to prepay portions of the ATSB guaranteed loan under various circumstances. Accordingly, we may have to use our working capital to fund such payments and other recurring fixed costs instead of funding general corporate requirements.

•	Our ability to respond to competitive developments and adverse economic conditions may be limited. Without the ability to obtain additional financing and with substantial fixed costs, we may not be able to fund the capital expenditures required to keep us competitive or to withstand prolonged adverse economic conditions.

Our existing credit facility and operating leases contain restrictive covenants that may limit our financial and operating flexibility and we expect that the ATSB guaranteed loan agreement will contain similar restrictions.

      Our existing credit facility and operating leases relating to some of our aircraft contain restrictive covenants that impose significant operating and financial restrictions on us. For example, our existing credit facility prohibits or restricts our ability to:

•	incur additional indebtedness;

•	create material liens on our assets;

•	sell assets or engage in mergers or consolidations;

•	redeem or repurchase outstanding debt;

•	make specified investments;

•	pay cash dividends; and

•	engage in other significant transactions.

      The ATSB loan agreement will contain restrictive covenants which will also limit our ability to engage in these types of transactions and will require us to prepay portions of the loan in the event we sell any significant assets or receive proceeds from certain financings.

      In addition, our financing agreements and our operating leases require us to maintain compliance with specified financial ratios and other financial and operating tests.

      These restrictions and requirements may limit our financial and operating flexibility. In addition, if we fail to comply with these restrictions or to satisfy these requirements, our obligations under our debt and operating leases may be accelerated. We cannot assure you that we would be able to satisfy all of these obligations upon acceleration. The failure to satisfy these obligations would materially adversely affect our business, operations and financial results as well as the value of the existing debentures and exchange debentures.

If we lose the U.S. Air Force as a customer, our business could be significantly adversely affected.

      We are highly dependent on revenues from the U.S. Air Force, or USAF. Revenues from USAF represented 85.6% and 72.2% of our total revenues for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively. We provide transportation services to the USAF under annual contracts. If we lose these contracts with the USAF, or if the USAF reduces substantially the business it awards to us in a given year, we may not be able to replace the lost business and our financial condition and results of operations could be materially adversely affected. We believe that the USAF will continue to contribute a significant portion of our total revenues in 2003, but the lessening of military activities in connection with the conflict in Iraq may reduce USAF’s demand for our transportation services, which could negatively affect our results of operations in the latter part of 2003 and 2004.

Our non-military customers may cancel or default on their contracts with us.

      Non-military customers who have contracted with us may cancel or default on their contracts, and we may not be able to obtain other business to cover the resulting loss in revenues. In 2002, our five largest non-military customers accounted for approximately 19% of our total operating revenues. If these customers cancel or default on their obligations and we are not able to obtain other business, our financial position could be materially adversely impacted.

If we are not able to maintain high utilization rates for our aircraft, our business will suffer.

      Due to the high fixed costs of leasing and maintaining our aircraft and costs for cockpit crew members and flight attendants, each of our aircraft must have high utilization in order for us to operate profitably. Although our preferred strategy is to enter into long-term contracts with our customers, the terms of our existing customer contracts are in most cases substantially shorter than the terms of our lease obligations with respect to our aircraft. We cannot assure you that we will be able to enter into additional contracts with new or existing customers or that we will be able to obtain enough additional business to fully utilize each aircraft. Our financial position and results of operations could be materially adversely affected by periods of low aircraft utilization and yields.

In the event of an aircraft accident, we may incur substantial losses that may not be entirely covered by insurance.

      We may incur substantial losses in the event of an aircraft accident. These losses may include the repair or replacement of a damaged aircraft, and the consequent temporary or permanent loss of the aircraft from service, loss of business due to negative publicity, as well as claims of injured passengers and other persons or destroyed cargo.

      We are required by contractual obligations with lessors, the Department of Transportation, and company policy to carry liability insurance on each of our aircraft. We currently maintain liability insurance for passengers and third party damages, excluding those caused by war or terrorist attacks, in the amount of $1.5 billion. In addition, we currently maintain liability insurance for passenger liability and third party damages caused by war or terrorist attacks in the amount of $1.5 billion per occurrence with an annual aggregate limit of $3.0 billion provided by the U.S. Government.

      Although we believe our insurance coverage is adequate, we cannot assure you that the amount of our insurance coverage will not change or that we will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident could have a material adverse effect on our business, operations and financial results and could seriously inhibit customer acceptance of our services.

Our aircraft could become more expensive to maintain which may affect our profitability.

      We are subject to the jurisdiction of the Federal Aviation Administration, or FAA, with respect to aircraft maintenance and other matters affecting air safety. Manufacturer Service Bulletins and FAA Airworthiness Directives could cause aircraft operators to be subject to extensive aircraft examinations and could require aircraft to undergo structural inspections and modifications. It is possible that Manufacturer Service Bulletins or Airworthiness Directives applicable to the types of aircraft or engines included in our fleet could be issued in the future. We cannot currently estimate the cost of compliance with new Manufacturer Service Bulletins and Airworthiness Directives, but they could be substantial and could have a material adverse effect on our financial condition or results of operations.

The failure of our contractors to provide essential services could harm our business.

      We have agreements with contractors, including other airlines, to provide certain facilities and services required for our operations, including all of our off-wing engine maintenance and most airframe maintenance. We also have agreements with contractors to provide security, ground handling and personnel training. The failure of these contractors to provide essential services that are not otherwise entirely within our control could have a material adverse effect on our financial condition or results of operations.

Many of our employees are represented by unions, and a prolonged dispute with our employees could have an adverse impact on our operations.

      Our flight attendants, representing approximately 44% of our employees, who are represented by the International Brotherhood of Teamsters, are subject to a four-year collective bargaining agreement that became amendable July 1, 2000. In January 2002, we announced that we were requesting formal mediation assistance from the National Mediation Board to advance negotiations with our flight attendants. We concluded that mediation was needed, though the Teamsters union declined to join the application. In December 2002, the flight attendant union rejected the contract proposal that was put out for a vote in November 2002. In January 2003, we and the union signed a letter of agreement that restarted the negotiation process and also provided flight attendants some additional medical coverage for a six-month period while negotiations were in process. We returned to mediation on April 15, 2003, at the request of the National Mediation Board. After intense mediation, a contract proposal was presented to the flight attendant union, and the proposal was subsequently rejected by the flight attendant negotiating team. On April 21, 2003, we received notification from the National Mediation Board that our case with the flight attendants was put in recess until further notice. This means that mediation efforts will be discontinued indefinitely and the current contract will remain in effect. Our cockpit crew members, who are also represented by the Teamsters, are subject to a collective bargaining agreement that became amendable on June 30, 2003. We are unable to predict whether any of our employees not currently represented by a labor union, such as our maintenance personnel, will elect to be represented by a labor union or collective bargaining unit. The election of such employees for union representation could result in employee compensation and working condition demands that could have a material adverse effect on our financial condition and results of operations.

We are subject to significant and increasing government regulation and oversight which can materially affect our ability to maintain or increase the level of air operations.

      We are subject to government regulation and control under the laws of the United States and the various other countries in which we operate. We are also governed by bilateral air transport services agreements between the U.S. and the countries to which we provide airline service. We are subject to Title 49 of the United States Code, or the Transportation Code, under which the Department of Transportation, or DOT, and the Federal Aviation Administration, or FAA, exercise regulatory authority. Additionally, foreign governments assert jurisdiction over air routes and fares to and from the U.S., airport operation rights and facilities access. Due to our participation in the Civil Reserve Air Fleet, we are subject to inspections approximately every two years by the USAF as a condition to retaining our eligibility to provide military charter flights. The USAF may terminate its contract with us if we fail to pass such inspection or otherwise fail to maintain satisfactory performance levels.

      We periodically receive correspondence from the FAA with respect to minor noncompliance matters. While we believe that we are currently in compliance in all material respects with all appropriate FAA standards and have all required licenses and authorities, any material non-compliance with such standards or the revocation or suspension of licenses or authorities could have a material adverse effect on our financial condition and results of operations.

Our operating costs could increase as a result of past, current or new regulations that impose additional requirements and restrictions on air transportation operations.

      The air transportation industry is heavily regulated. Both federal and state governments from time to time propose laws and regulations that impose additional requirements and restrictions on airline operations. Implementing these measures, such as aviation ticket taxes and passenger safety measures, has increased operating costs for us and the airline industry as a whole. In addition, new security measures imposed by the Aviation and Transportation Security Act or otherwise by the FAA as a result of the recent terrorist attacks are expected to continue to increase costs for us and the airline industry as a whole. Depending on the implementation of these and other laws, our operating costs could increase significantly. Certain governmental agencies, such as the DOT and the FAA, have the authority to impose mandatory orders, such as Airworthiness Directives in connection with our aircraft, and civil penalties for violations of applicable laws and regulations, each of which can result in material costs and adverse publicity. We cannot predict which laws and regulations will be adopted or what other action regulators might take. Accordingly, we cannot guarantee that future legislative and regulatory acts will not have a material impact on our operating results.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results of operations.

      Our indebtedness under our existing credit facility with Wells Fargo Foothill, Inc. bears interest at fluctuating interest rates based on our lender’s prime rate. The ATSB guaranteed loan will bear interest at either an interest rate based on the weighted average cost of the ATSB lender related to its commercial paper or other short term borrowings or, alternatively, at a LIBOR-based rate. Commercial paper costs and LIBOR tend to fluctuate based on general economic conditions, general interest rates, including the prime rate, and the supply of and demand for credit in the commercial paper London interbank markets. We do not expect to hedge our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on commercial paper LIBOR. To the extent commercial paper LIBOR increases, our interest expense will increase, in which event, we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

The air transportation industry and the markets we serve are highly competitive and we may be unable to compete effectively against carriers with substantially greater resources or lower cost structures.

      The market for outsourcing air passenger and cargo ACMI (aircraft, crew, maintenance and insurance) services and full service charter business is highly competitive. Certain of the passenger and cargo air carriers against which we compete possess substantially greater financial resources and more extensive facilities and equipment than those which are now, or will in the foreseeable future become, available to us. We believe that the most important bases for competition in the ACMI outsourcing business are the age of the aircraft fleet, the passenger, payload and cubic capacities of the aircraft, and the price, flexibility, quality and reliability of the air transportation service provided. Competitors in the passenger charter market include North American Airlines, Omni Air International and American Trans Air and in the cargo charter market include cargo carriers Atlas Air (including Polar Air Cargo), Gemini Air Cargo, Evergreen, Omni Air International and Centurion Air Cargo, as well as scheduled and non-scheduled passenger carriers that have substantial belly capacity. Our ability to continue to grow depends upon our success in convincing major international airlines that outsourcing some portion of their air passenger and cargo business remains more cost-effective than undertaking passenger or cargo operations with their own incremental capacity and resources. The allocation of military air transportation contracts by the USAF is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use in times of national emergencies. The formation of competing teaming arrangements comprised of larger partners than those sponsored by us, an increase by other air carriers in their commitment of aircraft to the emergency program, or the withdrawal of our current partners, could adversely affect the size of the USAF contracts, if any, which are awarded to us in future years.

We depend on the expertise of our management team. If key individuals leave unexpectedly, our business and operations could suffer.

      Many of our executive officers are key to the management of our business and operations. Our future success depends on our ability to retain these officers and other capable managers. Although we believe that we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. In addition, we may not be able to retain and recruit talented personnel without incurring substantial costs.

Risks Related to the Air Transportation Industry

The terrorist attacks of September 11, 2001 and government responses to them continue to have a material adverse impact on the air transportation industry.

      The terrorist attacks of September 11, 2001 have had, and continue to have, a wide-ranging negative impact on the air transportation industry because they resulted in, among other things:

•	a reduction in the demand for travel;

•	an increase in costs due to enhanced security measures and government directives in response to the terrorist attacks; and

•	an increase in the cost of aviation insurance in general, and the cost and availability of coverage for acts of war, terrorism, hijacking, sabotage and similar acts of peril in particular.

Increased insurance costs due to the terrorist attacks of September 11, 2001 may adversely impact our operations and financial results.

      The terrorist attacks of September 11, 2001 resulted in staggering losses to the insurance industry. These losses resulted in a significant increase in our insurance premiums, which has negatively impacted our financial results. In addition, these losses caused a general instability in that industry that could affect some of our existing insurance carriers or our ability to obtain future insurance coverage and resulted in a significant increase in insurance premiums. To the extent that our existing insurance carriers are unable to provide the insurance coverage contracted for, our insurance costs may further increase.

      Moreover, since September 11, 2001, we and others in our industry have been unable to obtain third party war risk, terrorism, hull and liability insurance at reasonable rates from the commercial insurance market and have been obtaining this insurance through a special program administered by the FAA. Under the terms of the Homeland Security Act of 2002, this insurance will expire on December 31, 2003. Should the Federal insurance program terminate, as a result of competitive pressures we and other airlines would be limited in our ability to pass these additional costs to customers and the increase in costs could be material to our financial condition.

Risks Relating to the Exchange Debentures and the Common Stock

The exchange debentures are unsecured, subordinated obligations and we may incur additional senior indebtedness, which may affect the value of the exchange debentures.

      The exchange debentures are subordinate in right of payment to all our current and future senior indebtedness, rank pari passu with the existing debentures and all our future senior subordinated indebtedness and rank senior in right of payment to all our existing and future subordinated indebtedness. Our senior indebtedness includes, among other things, all our secured indebtedness, whether existing on or created or incurred after the date of the issuance of the exchange debentures, and all indebtedness for money borrowed that is not made subordinate to or pari passu with the exchange debentures by the instrument creating the indebtedness. At March 31, 2003, our aggregate amount of senior indebtedness outstanding was approximately $13.7 million, we had no indebtedness outstanding, other than the existing debentures, that would have ranked pari passu with the exchange debentures, and we had no subordinated indebtedness outstanding. As of March 31, 2003, after giving effect to the ATSB guaranteed loan and related transactions, we would have had approximately $30.0 million of senior indebtedness outstanding, no indebtedness, other than the existing debentures, that would have ranked pari passu with the exchange debentures, and no indebtedness would have constituted subordinated indebtedness. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee. By reason of such subordination of the exchange debentures, in the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business or upon a default in payment with respect to any of our senior indebtedness or an event of default with respect to such indebtedness resulting in the acceleration thereof, our assets will be available to pay the amounts due on the exchange debentures only after all senior indebtedness has been paid in full.

Our ability to repurchase exchange debentures upon a repurchase event may be limited.

      In the event of a repurchase event, defined in the indenture governing the exchange debentures as (i) the occurrence of a change in control of the company followed by a determination by a nationally recognized credit rating agency that the credit rating applicable to the exchange debentures immediately following the change in control is not at least as favorable as that existing immediately prior to the change in control; or (ii) a termination of trading, unless the holders of a majority in principal amount of the outstanding exchange debentures waive the repurchase event, each holder of exchange debentures will have the right to require us to repurchase all or a portion of such holder’s exchange debentures at a purchase price equal to 100% of the principal amount thereof plus accrued interest to the repurchase date. Our ability to repurchase exchange debentures upon a repurchase event may be limited by the terms of our senior indebtedness and the subordination provisions of the indenture. Your right to require us to repurchase exchange debentures as a result of the occurrence of a repurchase event could create an event of default under senior indebtedness, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the exchange debentures. Our failure to repurchase exchange debentures when required will result in an event of default with respect to the exchange debentures whether or not such repurchase is permitted by the subordination provisions. Our ability to pay cash to the holders of exchange debentures upon a repurchase event may be limited by financial covenants contained in our senior indebtedness. Further, our ability to repurchase exchange debentures upon a repurchase event will be dependent on our ability to raise sufficient funds through additional borrowings or equity sales and compliance with applicable securities laws. Accordingly, we cannot assure you that we will be able to repurchase the exchange debentures upon a repurchase event. The term “repurchase event” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to repurchase the exchange debentures upon a repurchase event necessarily afford holders of exchange debentures protection in the event of a highly leveraged reorganization, merger or similar transaction involving our company.

Our significant indebtedness and other long-term obligations may impair our ability to make interest payments on the exchange debentures or repay them at maturity.

      We have incurred, and after the consummation of the exchange offer will continue to incur, significant annual cash fixed charge expenses. Our ability to make interest payments on the exchange debentures will be dependent on our future operating performance, which is itself dependent on a number of factors, many of which are beyond our control. Our ability to repay the exchange debentures at maturity will depend upon these same factors and our ability to raise additional funds, which may be limited because of our high leverage and negative covenants in agreements governing any senior indebtedness.

      The degree to which we are leveraged could have important consequences to holders of the exchange debentures and, upon conversion, holders of the shares, including the following:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our other indebtedness;

•	our degree of leverage and related debt service obligations, as well as our obligations under operating leases for aircraft, may make us more vulnerable than some of our competitors in a prolonged economic downturn;

•	our ability to meet payment obligations under existing and future indebtedness and operating leases may be limited; and

•	our financial position may restrict our ability to pursue new business opportunities and limit our flexibility in responding to changing business conditions.

      We may not have sufficient funds to repay the principal amount of our exchange debentures on August 26, 2009, which would result in a default under the indenture governing the exchange debentures and could cause us to seek protection under bankruptcy laws. If we are unable to repay the principal of the exchange debentures upon their maturity, all of our then outstanding indebtedness, including the exchange debentures, will become immediately due and payable. In such event, with insufficient assets available to repay our other debt and the exchange debentures, we may be forced to seek, or may be forced into, protection under Chapter 11 or Chapter 7 of the United States Bankruptcy Code. The expense of any bankruptcy proceeding will reduce the assets available for payment or distribution to our creditors, including the holders of our senior indebtedness and the exchange debentures. Because your right to receive payments on the exchange debentures will be subordinated, you may not receive interest or principal with respect to your exchange debentures in a bankruptcy proceeding.

If we default on our senior indebtedness, we will be unable to make payment on the exchange debentures.

      Under the terms of the agreement related to the ATSB guaranteed loan, we may not make any payments of principal or interest on the exchange debentures, if:

•	we default on our obligations to pay principal, premium, interest or other amounts on our senior indebtedness and the default continues beyond any applicable grace period; or

•	any other default occurs under our senior indebtedness and the holders of the senior indebtedness accelerate its maturity.

Sales in the public market of shares issued upon the exercise of warrants we expect to issue in connection with the ATSB guaranteed loan could affect the market value of your exchange debentures.

      In connection with the ATSB guaranteed loan, we expect to issue a series of warrants to purchase shares of our common stock, which in the aggregate will represent 10% of our equity, fully-diluted to reflect the exercise of such warrants and all of our other warrants and convertible securities other than our outstanding stock options. Any sales in the public market of common stock issued upon the exercise of these warrants could adversely affect prevailing market prices of our common stock, which in turn could affect the value of your exchange debentures. In addition, the existence of the warrants may encourage short selling by market participants because exercise of the warrants could depress the price of our common stock.

The trading market for the exchange debentures likely will be limited, which may affect the market value of your exchange debentures.

      We do not intend to apply to have the exchange debentures listed on any securities exchange or authorized for quotation on any inter-dealer quotation system. It is doubtful that a secondary market for the exchange debentures will develop or, if a secondary market does develop for the exchange debentures, that it will provide you with liquidity of investment or that it will continue for the life of the exchange debentures. If a trading market does not develop, you may be unable to resell the exchange debentures for an extended period of time, if at all. The liquidity of any trading market in the exchange debentures and the market price quoted for the exchange debentures, if any, will depend upon a variety of factors, including, among other things:

•	the number of holders of the exchange debentures;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange debentures;

•	changes in our financial performance or prospects; and

•	changes in the prospects for companies in the air transportation industry generally.

      The exchange debentures constitute a new issue of securities with no established trading market. We cannot give you any assurances as to the liquidity of any market that may develop for the exchange debentures, your ability to sell exchange debentures or the price at which you may be able to sell the exchange debentures. Future trading prices of the exchange debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. We do not intend to apply for listing of the exchange debentures on any securities exchange or for quotation through any automated quotation system. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange debentures. We cannot give you any assurance that, if a market for the exchange debentures were to develop, such a market would not be subject to similar disruptions. The liquidity of, and the trading market for, the exchange debentures may also be materially adversely affected by declines in the market for debt securities generally. Such a decline may materially and adversely affect such liquidity and trading independent of our financial performance and prospects. Depending on the prevailing interest rates, the market for similar securities, our financial condition and other factors, the exchange debentures may trade at a discount from their principal amount.

If our common stock is delisted from Nasdaq, liquidity of our common stock will likely be adversely affected.

      Our common stock is listed for trading on the Nasdaq SmallCap Market. In order to continue to be listed on Nasdaq, however, we must meet certain criteria, including one of the following:

•	maintaining $2,500,000 in stockholders’ equity;

•	having a market capitalization of at least $35,000,000; or

•	generating net income of $500,000.

      In addition, the minimum bid price of our common stock must be at least $1.00 per share. On July 22, 2003, the closing price of our common stock was $2.64 per share. The potential dilution resulting from the exchange offer and the issuance of warrants to the ATSB in connection with the ATSB as well as other events beyond our control, could cause the per share market price of our common stock to drop below the minimum bid price of $1.00. As of March 31, 2003, we did not satisfy the requirements for stockholders equity or market capitalization. The failure to meet Nasdaq’s maintenance criteria may result in the delisting of our common stock from Nasdaq. As a result of such delisting, you could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

The market price for our common stock is volatile, which may affect the market value of your debentures.

      The market price of our common stock has been subject to significant fluctuations in response to our operating results and other factors. The market price of the shares of our common stock has varied significantly and may be volatile depending on news announcements and changes in general market conditions. In particular, news announcements regarding quarterly results of operations, competitive developments, litigation or governmental regulatory actions impacting us may adversely affect the price of our common stock and, consequently, the price of the exchange debentures. In addition, the sale of a substantial number of shares of common stock in a short period of time could adversely affect the market price of the common stock and, consequently, the value of the exchange debentures. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of our common stock and the debentures. We cannot assure you that the market price of our common stock and the exchange debentures will not decline in the future.

Delaware law, as well as our Certificate of Incorporation and Bylaws, contain anti-takeover provisions that may indirectly affect the value of your debentures.

      Certain provisions of Delaware law and our Certificate of Incorporation and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. Certain of these provisions allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock and, consequently the market price of the exchange debentures. In addition, our Certificate of Incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. Classification of our board of directors expands the time required to change the composition of a majority of directors and may tend to discourage an acquisition proposal for our company.

FAA regulations restrict ownership of our common stock by non-U.S. citizens, which may lessen demand for our stock and debentures.

      Because we are a U.S. certificated flag carrier, under applicable regulatory restrictions, no more than 25% of our voting stock may be owned or controlled, directly or indirectly, by persons who are not U.S. citizens. Our Certificate of Incorporation and Bylaws provide that no shares of capital stock may be voted by or at the direction of persons who are not U.S. citizens unless such shares are registered on a separate foreign stock record. No shares of common stock owned by persons who are not U.S. citizens will be registered on our foreign stock record to the extent that the aggregate ownership by persons who are not U.S. citizens reflected in the foreign stock record would exceed 25% of our outstanding shares of common stock.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus contains or may incorporate by reference statements that constitute “forward-looking statements.” The words “expect,” “estimate,” “anticipate,” “predict,” “believe,” and similar expressions and variations of such words are intended to identify forward-looking statements. Such statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the impact of competition in the market for our transportation services;

•	the cyclical nature of the air carrier business;

•	reliance on key marketing relationships; and

•	fluctuations in operating results and other risks detailed from time to time in our periodic reports filed with the SEC.

      We caution you not to place undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of our future performance and involve risks and uncertainties. Our actual results may differ materially from those projected in this prospectus, for the reasons, among others, discussed in this prospectus under the caption “Risk Factors.” In addition to the risks and uncertainties discussed above, our filings with the SEC contain additional information concerning risks and uncertainties that would cause actual results to differ materially from those projected or suggested in our forward-looking statements. You should carefully review the risk factors discussed in this prospectus and the documents that are incorporated by reference into this prospectus.

USE OF PROCEEDS

      We will not receive any cash proceeds from the exchange offer.

MARKET FOR OUR EXISTING DEBENTURES AND
COMMON STOCK AND DIVIDEND POLICY

      The existing debentures are not listed on a national securities exchange or authorized to be quoted on any inter-dealer quotation system and we believe that informal secondary sales activity for the existing debentures is limited and sporadic. While some information is available through private publications regarding the prices at which such secondary sales transactions have been made, these publications generally disclaim the accuracy and reliability of such information. In any event, prices may fluctuate significantly depending on the volume of trading at any particular time.

      Our common stock currently trades on the Nasdaq SmallCap Market under the symbol “WLDA.” The following table sets forth the high and low sales prices for our common stock as reported by Nasdaq for the periods presented.

	High	Low

Fiscal Year 2001
First Quarter	$1.66	$0.69
Second Quarter	1.25	0.80
Third Quarter	1.55	0.57
Fourth Quarter	0.95	0.44

Fiscal Year 2002
First Quarter	$0.89	$0.41
Second Quarter	1.52	0.57
Third Quarter	1.22	0.60
Fourth Quarter	1.09	0.63

Fiscal Year 2003
First Quarter	$1.00	$0.50
Second Quarter	2.89	0.69
Third Quarter (through July 22, 2003)	2.72	1.75

      On July 22, 2003, the closing price of our common stock on the Nasdaq SmallCap Market was $2.64 per share. There were 11,194,098 shares of our common stock outstanding as of June 30, 2003.

      We have not declared or paid any cash dividends or distributions on our common stock since 1992. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and therefore, do not anticipate paying any cash dividend in the foreseeable future. Any future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition, capital expenditure plans, provisions for certain financing statements, as well as such other factors as our board of directors, in its sole discretion, may consider relevant. Our current credit facility with Wells Fargo Foothill, Inc. contains restrictions on our ability to pay dividends or repurchase stock. We anticipate that the agreement governing the ATSB guaranteed loan will contain similar restrictions on our ability to pay dividends and repurchase stock.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents, short-term notes payable and capitalization at March 31, 2003 on an actual basis and as adjusted to give effect to:

•	the exchange offer, assuming $38,500,000 aggregate principal amount of existing debentures are tendered and accepted for exchange;

•	the completion of the ATSB guaranteed loan and the related issuance of warrants; and

•	the repayment of borrowings then outstanding under our credit facility with Wells Fargo Foothill, Inc.

      You should read the information in the following table together with our historical consolidated financial statements and related notes included in this prospectus.

	At March 31, 2003

	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$16,828	$27,173

Notes payable	$13,745	$—

Long-term debt:
8% Convertible Senior Subordinated Debentures Due 2004	$40,545	$2,045
8% Convertible Senior Subordinated Debentures Due 2009	—	38,615
ATSB guaranteed loan	—	30,000

Total long-term debt	40,545	70,660

Stockholders’ deficiency:
Preferred stock, $.001 par value (5,000,000 shares authorized; no shares issued or outstanding)	$—	$—
Common stock, $.001 par value (100,000,000 shares authorized; 12,158,341 shares issued; 11,077,098 shares outstanding)	12	12
Additional paid-in capital	24,407	28,241
Accumulated deficit	(33,768)	(36,296)
Treasury stock, at cost (1,081,243 shares)	(12,857)	(12,857)

Total stockholders’ deficiency	(22,206)	(20,900)

Total capitalization	$18,339	$49,760

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial statements give effect to:

•	the exchange offer, assuming $38,500,000 aggregate principal amount of existing debentures are tendered and accepted for exchange;

•	the completion of the ATSB guaranteed loan and the related issuance of warrants; and

•	the repayment of borrowings then outstanding under our credit facilities with Wells Fargo Foothill, Inc. and GMAC Commercial Credit, LLC, respectively.

      The pro forma condensed consolidated balance sheet at March 31, 2003 gives effect to the above transactions as if they had occurred on March 31, 2003. The pro forma condensed consolidated statements of operations for the three months ended March 31, 2003 and the year ended December 31, 2002 give effect to these transactions as if they had occurred at the beginning of each period.

      We are providing the following pro forma financial information for illustrative purposes only, to assist you in analyzing the financial aspects of the exchange offer. We urge you to read the pro forma financial information together with our historical financial statements and related notes contained in this prospectus. The following pro forma financial information is not indicative of what our operating results or financial condition would have been had these transactions been completed on the dates indicated, nor is it indicative of our future operating results or financial position if we complete these transactions.

World Airways, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	March 31, 2003

	Actual	Adjustments		Pro Forma

	(In thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,828	$10,345	(1)	$27,173
Accounts receivable	38,569			38,569
Prepaid expenses and other current assets	6,704	1,590	(2)	8,294

Total current assets	62,101	11,935		74,036

Net equipment and property	41,457			41,457
Long-term operating deposits	18,560			18,560
Other assets and deferred charges, net	1,550	5,741	(3)	7,291

TOTAL ASSETS	$123,668	$17,676		$141,344

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
CURRENT LIABILITIES
Notes payable	$13,745	$(13,745	)(4)	$—
Accounts payable and other accrued liabilities	70,219	—		70,219

Total current liabilities	83,964	(13,745)		70,219

LONG-TERM LIABILITIES
8% Convertible Senior Subordinated Debentures Due 2004	40,545	(38,500	)(5)	2,045
8% Convertible Senior Subordinated Debentures Due 2009	—	38,615	(5)	38,615
ATSB guaranteed loan	—	30,000	(6)	30,000
Other liabilities	21,365	—		21,365

TOTAL LIABILITIES	145,874	16,370		162,244

STOCKHOLDERS’ DEFICIENCY
Common stock	12	—		12
Additional paid-in capital	24,407	3,834	(7)	28,241
Accumulated deficit	(33,768)	(2,528	)(8)	(36,296)
Treasury stock	(12,857)	—		(12,857)

Total stockholders’ deficiency	(22,206)	1,306		(20,900)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$123,668	$17,676		$141,344

World Airways, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Three Months Ended March 31, 2003

	Actual	Adjustments		Pro Forma

	(In thousands except per share data)
OPERATING REVENUES	$123,643	$—		$123,643

OPERATING EXPENSES	115,980	—		115,980

OPERATING INCOME	7,663	—		7,663
OTHER INCOME (EXPENSE)
Interest expense	(1,234)	(729	)(9)	(1,963)
Interest income	97	—		97
Other, net	89	(2,528	)(10)	(2,439)

Total other expense	(1,048)	(3,257)		(4,305)

NET EARNINGS	$6,615	$(3,257)		$3,358

BASIC EARNINGS PER SHARE
Net earnings	$0.60			$0.30

Weighted average shares outstanding	11,078			11,078
DILUTED EARNINGS PER SHARE
Net earnings	$0.47			$0.30

Weighted average shares outstanding	15,750	(4,295	)(13)	11,455

World Airways, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Year Ended December 31, 2002

	Actual	Adjustments		Pro Forma

	(In thousands except per share amounts)
OPERATING REVENUES	$384,489	$—		$384,489

OPERATING EXPENSES	377,367	—		377,367

OPERATING INCOME	7,122	—		7,122
OTHER INCOME (EXPENSE)
Interest expense	(4,690)	(2,953	)(11)	(7,643)
Interest income	575	—		575
Other, net	(966)	(378	)(12)	(1,344)

Total other expense	(5,081)	(3,331)		(8,412)

NET EARNINGS (LOSS)	$2,041	$(3,331)		$(1,290)

BASIC EARNINGS (LOSS) PER SHARE
Net earnings (loss)	$0.18			$(0.12)

Weighted average shares outstanding	11,073			11,073
DILUTED EARNINGS (LOSS) PER SHARE
Net earnings (loss)	$0.18			$(0.12)

Weighted average shares outstanding	11,073	—	(14)	11,073

Notes to Unaudited Pro Forma Consolidated Financial Statements

       (1) Adjustment to recognize net increase in cash resulting from issuance of $30.0 million ATSB guaranteed loan, less payment of ATSB guaranteed loan and exchange debenture related issuance costs of $2.8 million, less payment of ATSB guaranteed loan prepaid interest of $1.6 million, less proceeds used to repay the notes payable to Wells Fargo Foothill, Inc. of $13.7 million and related early termination costs of $1.6 million. Also, in connection with the repayment of the notes payable to Wells Fargo Foothill, Inc., letters of credit of $2.1 million will be restructured which will require cash collateral in an equal amount and will restrict our use of cash by $2.1 million.

       (2) Adjustment to recognize payment of ATSB guaranteed loan prepaid interest of $1.6 million.

       (3) Adjustment to record $2.8 million of ATSB guaranteed loan and exchange debenture related issuance costs, plus $3.8 million for the fair value of warrants to purchase common stock issued to the ATSB in conjunction with the ATSB guaranteed loan, less write-off of unamortized debt issuance costs related to the notes payable to Wells Fargo Foothill, Inc. and to the existing debentures of $0.6 million and $0.2 million, respectively.

       (4) Adjustment to repay the notes payable to Wells Fargo Foothill, Inc. of $13.7 million.

       (5) Adjustment to extinguish $38.5 million carrying amount (and face amount) of existing debentures through issuance of the same face amount of exchange debentures, which are recorded at their fair value at issuance of $38.6 million, with a resulting loss on extinguishment of $0.1 million recognized as “other expense” in the statements of operations.

       (6) Adjustment to record issuance of ATSB guaranteed loan at its fair value at issuance of $30.0 million.

       (7)     Adjustment to recognize additional paid-in capital of $3.8 million for the fair value of warrants to purchase common stock issued to the ATSB in conjunction with the ATSB guaranteed loan.

       (8) Recognition of loss on debt extinguishment of $0.1 million, plus early termination costs of $1.6 million due on termination of the credit facility with Wells Fargo Foothill, Inc., plus write-off of unamortized debt issuance costs related to the notes payable to Wells Fargo Foothill, Inc. of $0.6 million and to the existing debentures of $0.2 million.

       (9) Adjustment to recognize interest expense for the ATSB guaranteed loan of $0.5 million, less interest expense of $0.2 assumed not to have been incurred as a result of repayment of the notes payable to Wells Fargo Foothill, Inc. at the beginning of the period, plus interest expense resulting from partial accretion of the fair value of warrants to purchase common stock issued to the ATSB in conjunction with the ATSB guaranteed loan of $0.3 million, plus amortization of debt issuance costs on exchange debentures and ATSB guaranteed loan of $0.1 million.

      (10) Adjustment to recognize loss on extinguishment of existing debentures of $0.1 million, plus early termination costs of $1.6 million due on termination of the credit facility with Wells Fargo Foothill, Inc., plus write-off of unamortized debt issuance costs related to the notes payable to Wells Fargo Foothill, Inc. of $0.6 million and to the existing debentures of $0.2 million.

      (11) Adjustment to recognize interest expense for the ATSB guaranteed loan of $2.2 million, less interest expense of $0.9 million assumed not to have been incurred as a result of repayment of the notes payable to Wells Fargo Foothill, Inc. at the beginning of the period, plus interest expense resulting from partial accretion of the fair value of warrants to purchase common stock issued to the ATSB in conjunction with the ATSB guaranteed loan of $1.2 million, plus amortization of debt issuance costs on the exchange debentures and ATSB guaranteed loan of $0.5 million.

      (12) Adjustment to recognize loss on extinguishment of existing debentures of $0.1 million, plus write-off of deferred charges related to the existing debentures of $0.3 million.

      (13) Decrease results from less existing debentures outstanding and exclusion of exchange debentures from potential common shares because a conversion contingency is not met by the end of the period, offset by additional potential common shares due to the ATSB warrants assumed to be issued.

      (14) Because there is a pro forma net loss, diluted loss per share equals basic loss per share.

FINANCIAL OUTLOOK

General

      The financial guidance provided below involves risks and is based upon a variety of assumptions relating to our business (including our ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other matters and is subject to significant uncertainties and contingencies, many of which are beyond our control. See “Risk Factors” and “A Warning About Forward-Looking Statements.” Financial guidance of this nature is inherently imprecise, and there can be no assurances that actual results will not differ significantly from those reflected in the financial guidance. Neither we nor our affiliates or representatives have made or make any representation to any person regarding our ultimate performance compared to the financial guidance.

      We do not generally publish our business plans and strategies or make external forecasts or projections of our anticipated results of operations. Therefore, we do not intend to update or otherwise revise the financial guidance to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events. Furthermore, we do not intend to update or revise the financial guidance to reflect changes in general economic or industry conditions.

Outlook

      The financial guidance below is based upon, among other things, the following:

Fleet

      We are currently operating a fleet of ten MD-11 (seven passenger and three freighter) and seven DC-10-30 (three passenger and four freighter) aircraft. As leases for 13 (eight fixed rate and five power by hour leases) of these 17 aircraft are scheduled to expire by 2006, we believe we are well positioned to modify our fleet to meet future changes in market conditions. However, we believe our current mix of ten passenger aircraft and seven freighter aircraft is the appropriate fleet configuration given anticipated near term market conditions and will best enable us to maximize our future growth opportunities.

      Our strategy with respect to our fleet will focus on maximizing utilization rates of our aircraft. In 2002, our 16 aircraft fleet averaged 6.5 hours of revenue flying per day. Despite this relatively low utilization rate, we achieved net earnings for the year primarily as a result of our higher margin business mix during that period. While the nature of the charter business does not allow for utilization rates as high as those of scheduled airline carriers, we anticipate increases in our utilization rates of approximately 10% to 15% over the next three to five years.

Revenues

      As military activity associated with the war slows, we expect our military revenues to decline from the high levels experienced in early 2003. We believe future military passenger revenues will continue to be a significant part of our business as we expect that the U.S. Air Force will continue to require commercial carriers to transport a significant number of troops and cargo around the world. This expectation is based on a number of factors including:

•	a limited number of available military aircraft;

•	a policy of frequent troop rotation; and

•	an increased focus on worldwide terrorism.

      We believe we are well positioned to continue benefiting from future military activities. While we expect our military business to be a core component of our business in the future, we believe the military revenues and associated earnings generated during the first quarter of 2003 are not sustainable on a long-term basis.

      We expect to begin providing services under three new major passenger contracts by the third quarter of 2003. Under these contracts, we expect to provide passenger aircraft for:

•	flights to Afghanistan in conjunction with its reconstruction;

•	flights to Lagos, Nigeria from Atlanta, Houston and New York City; and

•	flights between Honolulu and Las Vegas.

      Two of these contracts have terms expiring December 31, 2005 and the other is a one-year contract with possible extensions. In addition, we expect to reach an agreement with a current customer, Sonair, for a one-year extension of the existing contract with two additional one-year automatic renewals. Collectively, we expect these four contracts to generate in excess of $100 million in revenue per year upon full commencement. We expect the long-term potential of these contracts, as well as the anticipated improvement in the global economy, to contribute to revenue growth in our commercial passenger business.

      The overall cargo market has been depressed since late 2000, having been negatively affected by the global economic slowdown as well as the terrorist attacks of September 11, 2001. We expect the growth of the cargo market to improve in the future. The Boeing Company in its most recent publication (World Air Cargo Forecast, 2002-2003) projects annual cargo growth in the 6% range for the next 15-20 years, which we believe is reasonable. We believe we are well positioned to capture our share of this growth. We have recently converted two of our MD-11s to full freighters and have increased our overall freighter fleet to seven aircraft in total.

          Expenses

      We continue to focus on controlling costs. In 2002, unit costs (defined as total operating expenses divided by total block hours) declined 2.2% as compared to 2001. A number of cost saving initiatives relating to maintenance, travel and crew utilization have yielded similar unit cost improvements in 2003. In general, we anticipate that future unit costs will increase at rates no greater than inflation.

      Aircraft lease expense is our single largest expense. Eight of our fixed rate aircraft leases will expire by 2006. With industry aircraft lease rates currently declining in comparison to historical rates, we believe we have an excellent opportunity to significantly lower our operating lease expenses as these leases expire. We have already initiated discussions with certain lessors in an effort to renegotiate our operating leases and have successfully reached an agreement with one lessor to extend our leases on three of our aircraft at approximately 40% below our current contractual rates.

      Both our pilots and flight attendants are represented by the International Brotherhood of Teamsters and are subject to collective bargaining agreements that currently are amendable. As negotiations proceed with both groups, we will focus on cost neutral outcomes to us with an emphasis on achieving productivity gains with respect to both contracts.

      As a majority of our fuel expense is generally passed through to our customers (97% in 2002), we do not anticipate our future business to be meaningfully affected by changes in the price of fuel.

2003 Financial Guidance

      Based on the foregoing, we expect revenues in the range of $440 to $460 million and operating income in the range of $15 to $20 million for 2003. We are obligated to make during 2003 cash payments of approximately $8.4 million to certain aircraft lessors to fulfill payment obligations that we expensed as aircraft rent, but did not pay during 2002 and 2001.

SELECTED FINANCIAL DATA

      The selected data presented below under the captions “Selected Statement of Operations Data” and “Selected Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2002, are derived from our audited consolidated financial statements. The selected data should be read in conjunction with our consolidated financial statements for the years ended December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, and the related notes and the independent auditors’ report, which refers to a change in our method of accounting for certain aircraft maintenance costs effective January 1, 2000, appearing elsewhere in this prospectus.

      The selected data presented below for the three-month periods ended March 31, 2003 and 2002, and as of March 31, 2003, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

							Three Months Ended
	Year Ended December 31,						March 31,

	1998	1999	2000(1)	2001(1)	2002(1)		2002(1)	2003(1)

	(In thousands except per share data)						(Unaudited)
Selected Statement of Operations Data:
Operating revenues	$271,149	$263,998	$264,033	$317,866	$384,489		$88,039	$123,643
Operating expenses	274,317	274,247	262,926 (3)	338,595 (4)	377,367	(5)	81,787	115,980
Operating income (loss)	(3,168)	(10,249)	1,107	(20,729)	7,122		6,252	7,663
Earnings (loss) before income taxes, extraordinary item and accounting change	(10,905)	(13,653)	(3,159)	(26,037)	2,041		4,928	6,615
Earnings (loss) before extraordinary item and accounting change	(11,032)	(13,653)	(3,159)	(26,037)	2,041		4,928	6,615
Extraordinary item	—	6,030	—	—	—		—	—
Accounting change	—	—	22,744	—	—		—	—
Net earnings (loss)	(11,032)	(7,623)	19,585	(26,037)	2,041		4,928	6,615
Basic earnings (loss) per common share:
Before extraordinary item and accounting change	(1.54)	(2.04)	(0.33)	(2.42)	0.18		0.45	0.60
Extraordinary item	—	0.90	—	—	—		—	—
Accounting change	—	—	2.36	—	—		—	—
Net earnings (loss)	(1.54)	(1.14)	2.03	(2.42)	0.18		0.45	0.60
Weighted average Common Stock outstanding	7,161	6,692	9,641	10,775	11,073		10,921	11,078
Diluted earnings (loss) per common share:
Before extraordinary item and accounting change	(1.54)	(2.04)	(0.33)	(2.42)	0.18		0.37	0.47
Extraordinary item	—	0.90	—	—	—		—	—
Accounting change	—	—	2.36	—	—		—	—
Net earnings (loss)	(1.54)	(1.14)	2.03	(2.42)	0.18		0.37	0.47
Weighted average Common Stock and common equivalent shares outstanding	7,161	6,692	9,641	10,775	11,073		15,482	15,750

							Three Months Ended
	Year Ended December 31,						March 31,

	1998	1999	2000(1)	2001(1)	2002(1)		2002(1)		2003(1)

	(In thousands except per share data)						(Unaudited)
Pro forma amounts assuming new method of accounting is applied retroactively (unaudited):
Earnings (loss) before extraordinary item	$(5,236)	$(7,810)	$(3,159)	$(26,037)	$2,041		$4,928		$6,615
Net earnings (loss)	(5,236)	(1,780)	(3,159)	(26,037)	2,041		4,928		6,615
Basic earnings (loss) per share:
Before extraordinary item	(0.73)	(1.17)	(0.33)	(2.42)	0.18		0.45		0.60
Net earnings (loss)	(0.73)	(0.27)	(0.33)	(2.42)	0.18		0.45		0.60
Diluted earnings (loss) per share:
Before extraordinary item	(0.73)	(1.17)	(0.33)	(2.42)	0.18		0.37		0.47
Net earnings (loss)	(0.73)	(0.27)	(0.33)	(2.42)	0.18		0.37		0.47
Ratio of earnings to fixed charges (unaudited)(2)	—	—	—	—	1.06	x	1.59	x	1.77	x
Deficiency in earnings to cover fixed charges (unaudited)(2)	$10,905	$7,623	$3,159	$26,037	$—		$—		$—
Selected Balance Sheet Data (at end of period):
Cash and short-term investments	$16,893	$12,406	$15,682	$19,540	$21,504		$22,904		$16,828
Total assets	116,437	109,736	113,890	112,229	117,262		117,998		123,668
Notes payable and long-term obligations including current maturities	80,492	63,287	64,024	62,396	57,641		58,563		54,290
Stockholders’ deficiency	(23,627)	(29,838)	(7,280)	(31,104)	(28,867)		(26,130)		(22,206)

(1)	We changed our method of accounting for certain aircraft maintenance costs from the accrual method of accounting to the direct expense method effective January 1, 2000.

(2)	The “ratio of earnings to fixed charges” represents earnings divided by fixed charges, as defined in the following paragraph. The “deficiency” represents the amount of fixed charges in excess of earnings.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings (loss) from continuing operations before income taxes and change in accounting principle plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and one-third of rent expense, which is deemed to be representative of interest expense.

(3)	Operating expenses in 2000 include the $7.0 million benefit of a contract dispute settlement with a former customer.

(4)	Operating expenses in 2001 include the $5.1 million benefit of a grant received from the Federal government under the Air Transportation Safety and System Stabilization Act.

(5)	Operating expenses in 2002 include a $2.0 million charge for the return in 2003 of a portion of the grant funds received under the Air Transportation Safety and System Stabilization Act, and a $1.7 million charge for estimated losses on contractual lease costs for our lease agreement for office space at its former headquarters in Herndon, Virginia.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Management’s Discussion and Analysis of Financial Condition and Results of Operations presented below relates to our operations as reflected in our consolidated financial statements. The following discussion and analysis should be read in conjunction with our audited and unaudited consolidated financial statements (including the notes thereto) appearing elsewhere in this prospectus.

Critical Accounting Policies

      The preparation of the financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

      Critical accounting policies are those that are both most important to the portrayal of our financial condition and results and that require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

      The following is an explanation of our critical accounting policies, the judgments and uncertainties affecting the application of these policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Accounting for Aircraft Maintenance Costs

      Our maintenance costs are prone to greater fluctuations from year to year under the direct expense method of accounting as opposed to the accrual method of accounting, which was used prior to the change in accounting effective January 1, 2000. Under the direct expense method, costs are recognized as maintenance services are performed and as nonrefundable maintenance payments required by lease agreements and maintenance contracts with outside maintenance providers become due.

      Our aircraft are maintained by outside maintenance providers. In certain cases, aircraft maintenance costs are covered by maintenance “reserve” payments made to the lessors of our aircraft. In these cases, we are required to set aside funds to cover future maintenance work. This is done by remitting these non-refundable amounts to the lessors each month. After qualifying maintenance is performed and paid for, we are reimbursed for amounts paid from the funds held by the lessors. The result of this arrangement is that we recognize maintenance costs each month based on the amount of the maintenance reserves required to be paid to our lessors (usually based on a rate per hour flown). In other cases, maintenance work does not qualify for reimbursement from lessor reserves. This may be due to the type of maintenance performed or whether the aircraft component being maintained is covered by a lease agreement.

      For maintenance that is not covered by lessor reserves, we recognize the costs when maintenance services are performed. Therefore, these maintenance costs will fluctuate from period to period as scheduled maintenance work comes due or in the event unscheduled maintenance work must be performed.

      It is also important to note that aggregate maintenance reserves paid to each of our lessors may not be sufficient to cover actual maintenance costs incurred. In these cases, we incur the cost of any shortfall when the maintenance services are performed and the costs are determinable.

Losses on Contractual Lease Agreements

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31,

2002, with early application encouraged. We have adopted this statement for the year ended December 31, 2002.

      We are obligated under an operating lease for office space at our former headquarters in Herndon, Virginia, through April 2006. We received rental income, sufficient to offset its lease expense, from a sub-lessee through March 2002, after which time we received no rental income. We are currently seeking a new sub-lessee, as well as examining our options with respect to early termination of our obligations under the lease.

      As a result, we have recognized a $1.7 million liability at December 31, 2002 for costs that will continue to be incurred, without economic benefit to us, over the remaining term of our lease of this office space. During the first quarter of 2003, we used $0.4 million of the accrual for lease costs incurred during the quarter. We reviewed our estimates and assumptions at March 31, 2003, and determined that an additional $0.4 million should be added to the accrual, resulting in a $1.7 million balance at March 31, 2003. The fair value of the liability was determined based on the remaining lease rentals, reduced by estimated sublease rentals that can be reasonably obtained for the property. The liability is included in other accrued liabilities on our consolidated balance sheets.

      Our management was required to make significant estimates and assumptions in determining the fair value of this liability. These included an estimated period in which we will not obtain any sublease rentals while seeking a sub-lessee and an estimated discount that will be provided to a suitable sub-lessee from our current monthly lease rentals. These assumptions were determined based on current market conditions for commercial office space in Herndon, Virginia and the metropolitan Washington, D.C. area.

      If we are not successful in finding a suitable sub-lessee in the anticipated time or if the sublease rentals from a new sub-lessee are less than anticipated, we will be required to recognize an additional liability for these costs. This liability will be adjusted for changes, if any, resulting from revisions to estimated cash flows, measured using the credit-adjusted risk-free rate that was used to measure the liability initially of 8%.

Accounting for the Stabilization Act Grant

      Under the Air Transportation Safety and System Stabilization Act, to which we sometimes refer as the Stabilization Act, we were entitled to receive as a grant the lesser of our actual direct and incremental losses for the period September 11, 2001 to December 31, 2001, or our maximum allocation of grant funds as determined by the DOT. During the first quarter of 2003, the DOT completed its final review of our grant application and reached a settlement with us to require the return of $2.0 million of grant funds paid to us in 2001. We recorded this as expense in the fourth quarter of 2002. The 2001 fourth quarter results included the benefit of the $5.1 million grant that we received from the federal government under the Stabilization Act, to offset losses resulting from the terrorist attacks on the United States. This grant was included as a credit to operating expenses in the 2001 statement of operations.

Impairment of Long-Lived Assets

      We review our long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that the future undiscounted net cash flows expected to be generated from an asset are less than the carrying amount of the asset, an impairment loss will be recognized based on the difference between the asset’s carrying amount and its estimated fair market value.

      If we determine that assets, such as aircraft parts, are no longer needed to support operations, such assets are reclassified to assets held for sale and are recorded at the lower of cost or estimated net realizable value. Net realizable value is determined based on the estimated fair value (measured by using a current selling price for similar assets) less estimated selling costs. Changes in industry capacity, the manner of use by us of our assets, and demand for air transportation can significantly impact fair value.

Results of Operations

          General

      For the first quarter of 2003, our net earnings were $6.6 million compared to net earnings of $4.9 million for the same period in 2002.

      Our net earnings were $2.0 million for the year ended December 31, 2002, as compared to a net loss of $26.0 million for the year ended December 31, 2001 and net earnings of $19.6 million for the year ended December 31, 2000. Results for 2002 included three non-routine transactions that had an impact on financial results:

•	recording a $2.0 million liability to the federal government for the return in 2003 of a portion of the grant funds received under the Stabilization Act;

•	recording a $1.7 million liability for estimated losses based on contractual lease costs (reduced by estimated sub-lease rentals) that will continue to be incurred for the remaining term of our lease agreement for office space at our former headquarters in Herndon, Virginia; and

•	recording a $0.8 million receivable due from a lessor related to unused maintenance reserves.

      In contrast, results for 2001 included the benefit of a $5.1 million grant received from the federal government under the Stabilization Act. Results for 2000 include a $22.7 million benefit resulting from the cumulative effect of an accounting change for certain aircraft maintenance costs and a $7.0 million benefit relating to the settlement of a contract dispute with a former customer.

      The following table provides statistical data, used by our management in evaluating our operating performance for the quarters ended March 31, 2003 and March 31, 2002.

	Quarter Ended March 31,

	2003		2002

Revenue block hours:
Full service passenger	6,178	51%	5,167	59%
Full service cargo	2,985	25%	400	5%
ACMI passenger	1,054	9%	726	8%
ACMI cargo	1,588	13%	2,220	26%
Miscellaneous	251	2%	188	2%

Total	12,056	100%	8,701	100%
Aircraft at quarter-end	17		15
Average available aircraft per day	16.1		15.0
Average daily utilization (block hours flown per day per aircraft)	8.3		6.4

      We are highly dependent on revenues from the U.S. Air Force, or the USAF. The loss of USAF as a customer would have a material adverse effect on us. Our principal customers, and the percent of revenues from those customers, for the quarters ended March 31, 2003 and March 31, 2002 are as follows:

	Quarter
	Ended
	March 31,

	2003	2002

USAF	85.6%	77.4%
Sonair Serviceo Aereo	5.3%	6.4%
Emery Air Freight Corporation	5.2%	7.2%

      The following table provides statistical data, used by our management in evaluating our operating performance, for the years ended December 31, 2002, 2001, and 2000.

	Year Ended December 31,

	2002		2001		2000

Revenue block hours:
Full service passenger	21,226	56%	18,108	54%	14,366	46%
ACMI passenger	3,053	8%	7,397	22%	6,419	21%
Full service cargo	4,966	13%	337	1%	—	—
ACMI cargo	8,049	21%	7,053	22%	9,867	31%
Miscellaneous	755	2%	483	1%	657	2%

Total	38,049	100%	33,378	100%	31,309	100%

Operating aircraft at year-end	16		15		11
Average available aircraft per day	15.8		12.9		10.1
Average daily utilization (block hours flown per day per aircraft)	6.6		7.1		8.5

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

      Operating Revenues. Revenues from operations increased $35.6 million, or 40.4%, to $123.6 million in 2003 from $88.0 million in 2002. The revenue increase in the first quarter of 2003 was due principally to an increase in both military passenger and cargo flying under the contract with the USAF. The increase in revenue resulted from expansion flying and additional revenues from the Civil Reserve Air Fleet activation. Total block hours increased 38.6% and the yield per block hour increased slightly due to more full-service flying.

      Operating Expenses. Total operating expenses increased $34.2 million, or 41.8%, in 2003 to $116.0 million from $81.8 million in 2002.

      Flight operations expenses include all expenses related directly to the operation of the aircraft other than aircraft costs, fuel and maintenance. Also included are expenses related to flight dispatch and flight operations administration. Flight operations expenses increased $9.2 million, or 36.5%, in 2003. This resulted primarily from an increase of $2.7 million in flight communication costs, $2.3 million in pilot crew costs, $2.0 million in landing/security/handling fees, and $1.8 million of flight attendant expenses. These higher costs are directly attributable to increased full-service and cargo flying for the USAF in the first quarter of 2003 compared to the same period in 2002. In addition, the flight operations expenses were higher due to an accrual for estimated contractual profit sharing payments to flight employees for 2003.

      Maintenance expenses increased $12.9 million, or 125.7%, in 2003. In the first quarter of 2003, we incurred $6.0 million more for engine overhauls than in the first quarter of 2002. Landing gear overhaul expense increased $1.6 million due to two overhauls in the first quarter of 2003, compared to none in the first quarter of 2002. Maintenance reserves and component repairs increased $1.8 and $0.7 million, respectively, due to the 38.6% increase in block hours flown as well as supporting two additional aircraft which were added to the fleet.

      Fuel expenses increased $9.2 million, or 75.4%, in 2003 due to higher per-gallon costs as well as more consumption associated with the increase in full service flying. We are generally able to pass fuel cost increases through to our customers.

      Sales, general and administrative expenses increased $1.7 million, or 23.7%, in 2003. The increase was primarily due to an accrual for estimated profit sharing payments to our management and administrative employees for 2003, higher travel costs for administrative employees whose job functions are directly affected by the increased volume in flying, and net rental expense for the former office space in Herndon,

Virginia, for the first quarter of 2003, whereas in the first quarter of 2002 our rental expense was offset by sub-lease income.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Operating Revenues. Operating revenues increased $66.6 million, or 21.0%, to $384.5 million in 2002 from $317.9 million in 2001. The higher operating revenues were primarily attributable to a $73.8 million increase in flying under the contract with the USAF, as well as an increase of $30.3 million in commercial cargo flying. These increases were offset by lower non-military commercial passenger revenue of $37.2 million. Total block hours increased 13% in 2002 and the yield per block hour increased on average due to a greater percentage of full service flights.

      Operating Expenses. Total operating expenses increased to $377.4 million in 2002 from $338.6 million in 2001. Total operating expenses for 2002 included three non-routine transactions that had an impact on the financial results:

•	recording a $2.0 million liability to the federal government for the return in 2003 of a portion of the grant funds received under the Stabilization Act;

•	recording a $1.7 million liability for estimated losses based upon contractual lease costs (reduced by estimated sub-lease rentals) that will continue to be incurred for the remaining term of our lease agreement for office space at our former headquarters in Herndon, Virginia; and

•	recording a $0.8 million receivable due from a lessor related to unused maintenance reserves.

      Operating expenses in 2001 were reduced by a $5.1 million grant received under the Stabilization Act to help offset losses resulting from the terrorist attacks on the United States.

      Flight expenses include all expenses related directly to the operation of the aircraft other than maintenance, aircraft rent, insurance and fuel. Also included are expenses related to flight dispatch and flight operations administration. Flight expenses increased $10.0 million, or 9.4%, in 2002 to $116.0 million from $106.0 million in 2001. This increase resulted primarily from an increase of $2.9 million in landing/security/handling fees, $2.3 million in flight communication costs, $1.7 million in catering costs and $1.7 million in passenger expenses. These higher costs are directly attributable to increased flying for the USAF as well as more full-service flights in 2002 compared to 2001. In addition, flight expenses in 2002 also included $0.6 million for a crew profit sharing bonus as stipulated in the union contracts.

      Maintenance expenses decreased $4.0 million, or 6.2%, in 2002 to $59.6 million from $63.6 million in 2001. We benefited from expense reductions in the following areas:

•	$1.5 million in thrust reverser repairs/overhauls;

•	$1.0 million in landing gear repair expense;

•	$1.3 million in component repairs; and

•	$1.0 million in maintenance travel/personnel expenses.

      These decreases were offset by a $0.8 million increase in Auxiliary Power Unit, or APU, repairs for both MD-11 and DC-10-30 aircraft.

      Aircraft costs increased $9.2 million, or 11.9%, to $86.8 million in 2002 from $77.6 million in 2001. This was primarily due to the increase in the number of average aircraft to 15.8 in 2002 from 12.9 in 2001, as well as higher hull and war risk insurance costs in 2002. See “Liquidity and Capital Resources” for information on deferrals of aircraft rent payments that affected our financial position at December 31, 2002 and our financial commitments for 2003 and beyond.

      Fuel expenses increased $16.9 million, or 41.3%, in 2002 to $57.9 million from $41.0 million in 2001. This increase was due to more full-service block hours being flown, together with higher per-gallon costs. We are generally able to pass fuel cost increases through to our customers.

      Commissions increased by $1.3 million to $15.8 million in 2002 from $14.5 million in 2001. This was principally a result of the increase in AMC business in 2002 offset by a decrease in the commission rate on this AMC business.

      Depreciation and amortization decreased by $1.4 million to $4.5 million in 2002 from $5.9 million in 2001, primarily due to the sale-leaseback of four owned engines in June 2001. These engines were no longer depreciated in 2002.

      Subcontract flying costs increased $1.2 million to $2.1 million in 2002 from $0.9 million in 2001. The higher costs in 2002 resulted from outsourcing flights due to aircraft being out of service for maintenance.

      Sales, general and administrative expenses decreased $1.5 million, or 4.4%, to $32.6 million in 2002 from $34.1 million in 2001. The decrease in 2002 was primarily attributable to higher wages, travel/personnel expenses and outside services in 2001 associated with the relocation of our headquarters from Virginia to Georgia as well as additional expense related to the allowance for doubtful accounts receivable. The benefit of these decreases in 2002 was offset by a $1.7 million accrual for estimated losses associated with our sub-lease of office space in Herndon, Virginia.

      Other Expense/ Net. Total other expense, net decreased by $0.2 million in 2002 compared with 2001. This decrease was primarily due to prepayment penalties incurred due to the early repayment of debt in connection with a sale-leaseback of two owned engines in June 2001. This was offset by higher capital gain/loss expense related to fixed assets in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Operating Revenues. Operating revenues increased $53.9 million, or 20.4%, to $317.9 million in 2001 from $264.0 million in 2000. The increase in operating revenue was primarily attributable to more block hours for USAF and commercial passenger ACMI flying offset by less cargo ACMI and commercial full-service flying. The USAF revenue increased in 2001 due to the larger fixed contract base as well as additional expansion flying related to increased military activity.

      Operating Expenses. Total operating expenses increased to $338.6 million in 2001 from $262.9 million in 2000. Total operating expenses for 2001 were reduced by a $5.1 million grant received under the Stabilization Act from the federal government. Total operating expenses for 2000 were reduced by a $7.0 million contract dispute settlement received from Malaysia Airlines.

      Flight expenses include all expenses related directly to the operation of the aircraft other than maintenance, aircraft rent, insurance and fuel. Also included are expenses related to flight dispatch and flight operations administration. Flight expenses increased $17.8 million, or 20.2%, in 2001 to $106.0 million from $88.2 million in 2000. This increase resulted primarily from an increase of $16.3 million in pilot and flight attendant costs caused by increased staffing levels necessitated by the increase in full service USAF flying and additional cargo aircraft. Pilot payroll costs also increased due to contractual wage increases.

      Maintenance expenses increased $28.7 million, or 82.2%, in 2001 to $63.6 million from $34.9 million in 2000. The increase in 2001 was primarily due to the following:

•	$7.4 million for completed engine overhauls, which are the amounts in excess of paid reserves that are available for reimbursement from the lessors;

•	$5.0 million of thrust reverser and landing gear overhauls and $0.6 million for additional work required on APU overhauls;

•	credits in fiscal 2000 of $1.0 million for the reversal of maintenance accruals, $0.8 million for the recording of accounts receivable related to insurance settlements on aircraft repairs, $0.6 million for the cumulative interest on security deposits for two MD-11 aircraft and $3.0 million for engine parts that were recovered in the fourth quarter of 2000;

•	$2.6 million of required lease reserve maintenance payments due primarily to the net three additional DC-10-30 aircraft added to the fleet as well as more block hours flown;

•	$4.1 million in aircraft component repairs, of which approximately $2.0 million are not anticipated to be incurred in future periods as these are costs related to the initiation of the power-by-the-hour maintenance agreement for MD-11 aircraft components and the wheel/brake cost per landing agreement;

•	$0.6 million related to the write-off of a prepaid maintenance item; and

•	scheduled maintenance checks, insurance deductibles and higher wage as well as personnel expenses for mechanics.

      Aircraft costs increased $7.1 million, or 10.1%, to $77.6 million in 2001 from $70.5 million in 2000. This was primarily due to the increase in the number of average aircraft to 12.9 in 2001 from 10.1 in 2000, offset by reductions in the lease rates for the fleet of MD-11 aircraft. See “Liquidity and Capital Resources” for information on deferrals of aircraft rent payments that affected our financial position at December 31, 2001 and our financial commitments for 2002 and beyond.

      Fuel expenses increased $13.0 million, or 46.4%, in 2001 to $41.0 million from $28.0 million in 2000. This increase reflects the increase in block hours flown together with an increase in average fuel price per gallon to $0.88 in 2001 from $0.76 in 2000. We are generally able to pass fuel cost increases through to our customers.

      Commissions increased by $8.1 million in 2001 principally as a result of the increase in AMC business in 2001 and an increase in the commission rate on this AMC business.

      Subcontract flying costs decreased $6.0 million to $0.9 million in 2001 from $6.9 million in 2000. The higher costs in 2000 resulted from outsourcing flights during 2000 due to aircraft being out of service for maintenance.

      Sales, general and administrative expenses increased $5.8 million, or 20.5%, to $34.1 million in 2001 from $28.3 million in 2000. This increase is primarily the result of costs associated with the relocation of our headquarters from Virginia to Georgia as well as additional expense related to the allowance for doubtful accounts receivable, outside legal fees, equipment rentals, outside services, and employment recruiting and advertising.

      Other Expense/ Net. Total other expense, net increased by $1.0 million in 2001 compared with 2000. This increase was primarily due to $0.7 million of prepayment penalties incurred due to the early repayment of debt in connection with a sale leaseback of two owned engines in June 2001.

Liquidity and Capital Resources

      We are highly leveraged. At March 31, 2003, our current assets were $62.1 million and our current liabilities were $84.0 million. The ratio of our current assets to our current liabilities was 0.7:1. Also, as of March 31, 2003, we had outstanding long-term debt of $40.5 million, represented by the existing debentures, that is due in August 2004 and short-term notes payable of $13.7 million and outstanding letters of credit of $2.1 million under the Wells Fargo Foothill, Inc. credit facility. In addition, we have significant long-term obligations relating to operating leases for aircraft and spare engines. At March 31, 2003, we had a nominal amount of unused availability under the Wells Fargo Foothill, Inc. credit facility.

      At December 31, 2002, our current assets were $55.5 million and current liabilities were $84.2 million. As of December 31, 2002, we had outstanding long-term debt of $40.5 million that is due in August 2004, represented by the existing debentures, and short-term notes payable of $17.1 million and outstanding letters of credit of $2.1 million under the Wells Fargo Foothill, Inc. credit facility. At December 31, 2002, we had a nominal amount of unused availability.

      We believe that aggregated information about contractual obligations provided in a single location is beneficial to understanding and evaluating our liquidity. The following table presents this aggregated information as of December 31, 2002:

Contractual Obligations	Payments Due by Period

		Less Than		3-5	More Than
	Total	1 Year	1-3 Years	Years	5 Years

	(In thousands)
Long-Term Debt	$40,545	$—	$40,545	$—	$—
Notes Payable	17,096	17,096	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Leases	550,984	87,932	133,395	59,842	269,815
Purchase Obligations	—	—	—	—	—
Accrued Post-Retirement Benefits	3,235	—	—	—	3,235

Total	$611,860	$105,028	$173,940	$59,842	$273,050

      Notes payable consists of borrowings outstanding under our credit facility with Wells Fargo Foothill, Inc. These borrowings are included in the “Less than 1 Year” category because they are principally collateralized by current trade accounts receivable. It is important to note, however, that the term of the loan agreement extends through December 2007 and we do not anticipate a material change in our ability to borrow under the agreement in 2003 based on anticipated operating activities.

      In fiscal 2002 and 2001, we paid amounts less than our original contractual rent obligations under agreements with our lessors that amended the terms of the original aircraft lease agreements to provide for the repayment of the unpaid contractual obligations. We continued to recognize expense for the full amount of our contractual rent payments due. The accrual for unpaid contractual rent obligations was $14.5 million at March 31, 2003 and $17.0 million at December 31, 2002. This accrual is included as accrued rent in the current liabilities section of our balance sheets. During the second, third and fourth quarters of 2003, we will repay approximately $6.2 million of this contractual accrued rent obligation.

      These amended lease terms provide for repayment of contractual rent obligations under various methods including scheduled monthly payments bearing interest at 7 to 8%, payments based on a percentage of profits in future years, or with specified maintenance deposits (as defined) previously paid by us and held by lessors. In addition, we agreed to extend certain lease terms, which result in additional future minimum operating lease obligations of approximately $18 million, which is included in our future minimum lease obligations at December 31, 2002.

      The Stabilization Act included an Air Carrier Loan Guarantee Program. This program is designed to assist viable airlines that suffered financially as a result of September 11th and who do not otherwise have access to reasonable credit. An ATSB loan guarantee would be subject to certain conditions and fees, including the requirement that the U.S. Government be issued warrants or other equity instruments in connection with such loan guarantees. We filed an application on June 28, 2002 for $27.0 million in federal loan guarantees. On April 23, 2003, the ATSB granted us conditional approval of this application.

      The ATSB guaranteed amount would represent 90% of a new commercial loan facility. This offer was extended, subject to satisfaction, as determined by the ATSB at its sole discretion, of all of the conditions in the Stabilization Act and the regulations thereunder and the following:

•	terms must include certain structural and financial enhancements acceptable to the ATSB;

•	certain issues involving collateral must be resolved;

•	the ATSB must receive additional compensation in amounts and on terms acceptable to the ATSB; and

•	final loan documents, certifications, the warrant and registration rights agreement, and appropriate opinions of counsel, all in form and substance satisfactory to the ATSB, remain to be negotiated by the ATSB. The ATSB may require control rights, representations, warranties, covenants (including, without limitation, covenants relating to our financial ratios), anti-dilution protections and registration rights in connection with the warrants, and other customary lending provisions which are different from or in addition to those described in the Summary of Indicative Terms and Conditions included in the application. All of the conditions referred to in the Summary of Indicative Terms and Conditions must be satisfied.

      The ATSB will continue to perform business and legal due diligence as the transaction progresses and we will be working expeditiously with the ATSB to meet the required conditions. We plan to use these funds to repay all amounts outstanding under the current credit facility with Wells Fargo Foothill, Inc. and the balance for working capital purposes. There can be no assurance that the conditions will be met and that this source of financing will be available to us.

      We have historically financed working capital and capital expenditure requirements out of cash flow from operating activities, sales of common stock, secured borrowings, and other financings. The degree to which we are leveraged could have important consequences including:

•	our ability to obtain additional financing in the future for working capital, capital expenditures or other purposes may be limited;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness;

•	our degree of leverage and related debt service obligations, as well as our obligations under operating leases, may make us more vulnerable than some of our competitors in a prolonged economic downturn; and

•	our financial position may restrict our ability to pursue new business opportunities and limit our flexibility in responding to changing business conditions.

      Although there can be no assurances, we believe that the combination of our existing contracts and additional business which we expect to obtain, along with our existing cash, and financing arrangements, will be sufficient to allow us to meet our cash requirements related to operating and capital requirements for 2003.

Cash Flows from Operating Activities

      Operating activities provided $2.6 million in cash during the three months ended March 31, 2003 compared to providing $3.5 million in the comparable 2002 period. The cash provided in the first quarter of 2003 principally reflects the $6.6 million net earnings offset by a $10.2 million increase in accounts receivable, plus a $5.0 million increase in cash due to changes in other operating assets and liabilities, and net non-cash income statement charges of $1.1 million. The cash provided in 2002 is mainly due to the $4.9 million net earnings, net non-cash income statement charges of $0.7 million and a net decrease of $1.2 million in other operating assets and liabilities offset by a $3.3 million increase in accounts receivable.

      Operating activities provided $4.4 million in cash for the year ended December 31, 2002 compared to using $19.6 million in 2001. The cash provided in 2002 principally reflects the $2.0 million of earnings, net non-cash income statement charges of $2.8 million, a $3.2 million increase in trade accounts receivable, and a net increase in cash of $2.8 million due to other changes in operating assets and liabilities.

Cash Flows from Investing Activities

      Investing activities used $1.1 million in the first three months of 2003 compared to using $0.2 million in the comparable period of 2002. In both 2003 and 2002, cash was used for the purchase of rotable parts. In 2002, this outflow was partially offset by proceeds from the disposal of equipment and property.

      Investing activities used $5.0 million in cash for the year ended December 31, 2002, compared to using $0.9 million in 2001. In 2002, cash was used to purchase an existing leased aircraft for spare parts as well as new rotable spare parts, computer equipment, leasehold improvements and other fixed assets. In 2001, cash was also used to purchase various fixed assets, offset by cash generated by the sale and maturity of marketable investments.

Cash Flows from Financing Activities

      Financing activities used $6.2 million in cash for the three months ended March 31, 2003, which was primarily due to a reduction in the amount owed under the agreement with Wells Fargo Foothill, Inc. of $3.4 million and deferred aircraft rent payments of $2.9 million. For the three months ended March 31, 2002, financing activities provided $58,000 of cash, which was due to deferred aircraft rent obligations of $3.9 million offset by a reduction in the amount owed under the Accounts Receivable Management and Security Agreement with GMAC Commercial Credit, LLC of $3.4 million and debt repayments of $0.5 million.

      Financing activities generated $2.5 million in cash for the year ended December 31, 2002 compared to generating $25.6 million in 2001. In 2002, we deferred aircraft rent obligations of $7.3 million, which was partially offset by scheduled debt payments of $2.1 million and a $2.7 million decrease in notes payable. In 2001, we received $17.5 million of proceeds from sale-leaseback transactions on four engines, deferred aircraft rent obligations of $9.8 million and increased borrowings under our line of credit by $8.2 million. The repayment of debt on engines subject to the sale-leaseback transactions, along with scheduled debt payments, resulted in repayment of $9.9 million of other debt.

Capital Commitments/ Financing Developments

      We entered into a loan and security agreement with Wells Fargo Foothill, Inc., formerly known as Foothill Capital Corporation, a Wells Fargo Company, dated as of December 12, 2002, which for its five-year term provides for the issuance of loans and letters of credit up to $30 million subject to certain terms, conditions and limitations. Wells Fargo Foothill, Inc. will make loans and issue or facilitate the issuance of letters of credit with a sub-limit of $10 million secured by our assets. The available loan amount is determined by the lesser of the $30 million maximum limit and a borrowing base calculation, which includes eligible spare parts and receivables, subject to certain reserves and less a $5 million permanent availability block. The agreement provides for various fees and expenses including interest on outstanding loans at a rate based on the Wells Fargo Company prime rate plus a range of 0.5% to 2.0%, as determined by utilization, an unused line fee in the range of 0.25% to 0.5%, as determined by utilization, and a letter of credit fee of 2.75% of the face amount of letters of credit issued and outstanding. The Wells Fargo Company prime rate was 4.25% at December 31, 2002.

      The agreement contains covenants related to our daily cash balance and loan availability, annual capital expenditures, trailing twelve months EBITDA (earnings before interest expense, taxes and depreciation/amortization), and tangible net worth. The agreement also contains restrictions and limitations on the prepayment of obligations, the payment of dividends, the purchase of treasury stock, our ability to incur future indebtedness, and change of control of the ownership of our company.

      The FAA has issued and proposed a number of Airworthiness Directives, or AD’s, that will require us to make modifications to our aircraft. These modification are as follows:

•	the replacement of insulation blankets on our MD-11 aircraft by June 2005 that is expected to cost approximately $0.8 million per aircraft (approximately 25% of this work has been completed);

•	the installation of enhanced ground proximity warning systems in our aircraft by March 2005 that is expected to cost approximately $65,000 per aircraft;

•	the modification of thrust reversers on our DC-10-30 aircraft by February 2005 that is estimated to cost approximately $0.5 million per aircraft;

•	various modifications required by Special Federal Aviation Regulation, or SFAR, 92 regarding general aircraft and cockpit security in response to the events of September 11th. We have contracted with an outside company to install new cockpit doors in our passenger aircraft as required, which will have to be accomplished by April 2003 at an approximate cost of $38,000 per aircraft. Additional requirements have been recommended but not put into law; and

•	the replacement of the ring case located in the compressor area of our MD-11 engines by the first quarter of 2007 that is expected to cost approximately $0.3 million per engine.

      We expect to finance the cost of compliance with the AD’s through internally generated funds.

      Our capital expenditures for 2003 other than the cost of AD’s are currently expected to be approximately $3.0 million, principally for the purchase of aircraft related assets, which we expect to finance from working capital.

      In certain circumstances, including our common stock being delisted from trading and a change in control of our company, as defined in the indenture, the holders of our $40.5 million existing debentures due in 2004 could require us to repurchase the outstanding debentures. We obtained an outside legal opinion that delisting from the Nasdaq SmallCap Market would not trigger a default if we were able to have our stock listed on the over the counter, or OTC, bulletin board. Our management believes that, in the event of being delisted from trading on the Nasdaq SmallCap Market, we would be successful in having our stock listed on the OTC bulletin board.

      In 1996, in conjunction with leasing two MD-11ER aircraft we agreed to assume leases of one or two MD-11F freighter aircraft for the remainder of their 24-year leases (that commenced in November and December 1995), in the event that the existing lessee terminates its lease with the lessor. As of the date hereof, we do not know if the existing lessee intends to terminate the existing lease or not. As part of the agreement for the aircraft, the lessor provided spare parts financing of which approximately $1.1 million is still available.

Other Matters

Inflation

      We believe that neither inflation nor changing prices have had a material effect on our revenues during the past three years.

Corporate Headquarters

      In 2001, we relocated our corporate headquarters to Peachtree City, Georgia. Hollis L. Harris, our Chairman and CEO, is a principal in the company that owns the building, for which we signed a lease for a 15-year term beginning May 1, 2001. Our board of directors verified with a nationally recognized tenant brokerage firm that the new lease rate was equivalent to what could be obtained in arm’s length negotiations with an independent party. Obligations for rent under the lease aggregating $15.2 million at December 31, 2002 are included with future annual minimum lease payments for operating leases in Note 9 to our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      We do not have any material exposure to market risks.

      With respect to interest rate risks at December 31, 2002, interest rates on all of our long-term debt obligations aggregating $40.5 million are fixed. Borrowings under our credit facility with Wells Fargo Foothill, Inc. were $17.1 million at December 31, 2002. Interest for the agreement is at a rate based on the Wells Fargo prime rate plus a range of 0.5% to 2.0%, as determined by utilization. Based on the average outstanding month-end balances during 2002, each 1% change in the prime rate would have increased or decreased our annual interest cost by approximately $156,600. Based on the balance outstanding at December 31, 2002, each 1% change in the prime rate will increase or decrease our interest cost by approximately $171,000 on an annual basis. See Notes 7 and 8 to our consolidated financial statements. We have not entered into any obligations for trading purposes.

      With respect to foreign currency exchange rate risks, although some of our revenues are derived from foreign customers, all revenues and substantially all expenses are denominated in U.S. dollars. We maintain minimal balances in foreign bank accounts to facilitate the payment of expenses.

      We are not exposed to commodity price risks except with respect to the purchase of aviation fuel. However, fluctuations in the price of fuel have not had a significant impact on our operations in recent years because, in general, contracts with our customers limit our exposure to increases in fuel prices. We neither purchase no fuel under long-term contracts nor do we enter into futures or swap contracts at this time.

OUR BUSINESS

      We were organized in March 1948 and are a U.S. certificated air carrier. Airline operations account for 100% of our operating revenue. We provide long-range passenger and cargo charter and wet lease air transportation, serving the U.S. Government, international passenger and cargo air carriers, tour operators, international freight forwarders and cruise ship companies. As of March 31, 2003, we operated ten MD-11 and seven DC-10-30 aircraft.

      We have served the United States Air Force since 1956 and, for the year ended September 30, 2002, we were its largest provider of international passenger transportation as measured by revenue. Our management team maintains substantial experience within the airline industry and has successfully lead our company through this turbulent period in aviation history.

Recent Developments

      On April 23, 2003, we were granted conditional approval from the Air Transportation Stabilization Board, or ATSB, for a federal loan guarantee of $27.0 million with respect to a $30.0 million term loan facility, subject to our satisfaction of a number of conditions, including the restructuring of our existing debentures to extend their maturity beyond the term of the ATSB guaranteed loan on terms and conditions satisfactory to the ATSB. We are making the exchange offer, in part, to induce the ATSB to issue the loan guarantee. We believe that the terms and conditions of the exchange offer will satisfy this condition for purposes of the ATSB guarantee. If we do not complete the exchange offer, we most likely will not obtain the ATSB guaranteed loan.

      We believe that the ATSB guaranteed loan would provide us with sufficient liquidity and capital resources to:

•	conduct and expand our business for the foreseeable future, particularly as our military business returns to more normalized levels and until growth resumes in our commercial passenger and cargo businesses;

•	meet our current obligations through the next several years until lower lease rates can be negotiated on aircraft leases scheduled to expire during this period; and

•	improve our ability to compete and adjust to changing market conditions.

      In June 2003, the Georgia Department of Revenue approved our application for the Georgia Headquarters Job Tax Credit, or the HQC. The HQC is available for corporate taxpayers (i) establishing or relocating their headquarters to Georgia, (ii) investing a minimum of $1 million in certain property, and (iii) employing a minimum number of new full-time employees in the State of Georgia that pay at or above a required wage level. This credit may be used for either corporate state income tax or payroll withholding tax. Based on our June 2003 approval letter from the Georgia Department of Revenue, we have been qualified for $510,000 of tax credits related to fiscal 2001. We are also working to increase the amount of credits by qualifying additional jobs for fiscal 2002. If we continue to meet the statutory requirements for each year we are eligible, our total potential estimated benefit could be in excess of $2.0 million on a pre-tax basis. In accordance with the statute, we initially plan to use the credit against our Georgia withholding tax payments beginning in July 2003.

      The terrorist attacks of September 11, 2001 and the subsequent war with Iraq have had a significant effect on the U.S. airline industry. The Secretary of Defense gave authority to the commander, U.S. Transportation Command, or USTRANSCOM, to activate Stage I of the Civil Reserve Air Fleet, or CRAF, to provide the Department of Defense additional airlift capability to move U.S. troops and military cargo. This measure was necessary due to increased operations associated with the build-up of U.S. forces in the Persian Gulf region. CRAF aircraft are U.S. commercial passenger and cargo aircraft that are contractually pledged to move passengers and cargo when the Department of Defense’s airlift requirements exceed the capability of U.S. military aircraft.

      Three stages of incremental activation allow the USTRANSCOM commander to tailor an airlift force suitable for the contingency at hand. Stage I is the lowest activation level, Stage II would be used for major regional contingencies; and Stage III would be used for periods of national mobilization. During a crisis, if Air Mobility Command, the air component of USTRANSCOM, has a need for additional aircraft, it would request the USTRANSCOM commander take steps to activate the appropriate CRAF stage. Stage II was activated during Operation Desert Shield/ Storm. Stage III has never been activated. Each stage of the fleet activation is used only to the extent necessary to provide the amount of commercial augmentation airlift need by the Department of Defense.

      Stage I of the CRAF program was activated in February 2003. While the authority to activate CRAF Stage I involved 22 U.S. airline companies and their 78 commercial aircraft — 47 passenger aircraft and 31 wide-body cargo aircraft — the USTRANSCOM commander, Air Force Gen. John W. Handy activated only 47 passenger aircraft. The CRAF program was de-activated on June 18, 2003.

      We had three MD-11 passenger aircraft activated under CRAF Stage I. We also had one MD-11 cargo aircraft under Stage I, but the aircraft was not activated.

      We entered into a loan and security agreement, dated as of December 12, 2002, with Wells Fargo Foothill, Inc., formerly known as Foothill Capital Corporation, a Wells Fargo Company, which for its five-year term provides for the issuance of loans and letters of credit up to $30 million subject to certain terms, conditions and limitations. We formed a 100% owned subsidiary, World Airways Parts Company LLC, in connection with this credit facility to hold our aircraft inventory and facilitate our inventory borrowing base. We have assigned our equity ownership interest in this subsidiary to Wells Fargo Foothill, Inc. as security for the loan. See Note 7 to our consolidated financial statements for additional information.

Ownership

      At December 31, 2002, Naluri Berhad, a Malaysian aviation company, owned 11.0% of our outstanding common stock and the balance was widely held.

Overview & Operating Environment

      Historically most of our contracts have required us to supply aircraft, crew, maintenance, and insurance (“ACMI” or “wet lease”), and our customers were responsible for other operating costs, including fuel. In recent years, we have increased our operations under “full service” contracts whereby, in addition to ACMI costs, we are responsible for most other costs associated with flight operations including landing, handling and fuel. Under both types of contracts, the customer bears the risk of utilizing the aircraft’s passenger and/ or cargo capacity.

      Although our customers bear the financial risk of utilizing the aircraft, we can be affected adversely if our customers are unable to operate the aircraft profitably, or if one or more of our customers experience a material adverse change in their market demand, financial condition or results of operations. Under these circumstances, we could be adversely affected by customer demands for rate and utilization reductions, flight cancellations, or early termination of their agreements.

      We focus our marketing efforts on the USAF Air Mobility Command, or AMC, freight operators, freight forwarders, cruise ship companies, tour operators and international airlines. We increase our potential customer base by being able to serve both passenger and cargo customers with our passenger and cargo aircraft.

      Passenger revenue from USAF contracts is based on “available seat miles”, which are defined as the number of miles an aircraft flies multiplied by the number of seats available on the aircraft. Cargo revenue from USAF contracts is based on “ton miles”, which is defined as the number of miles an aircraft flies multiplied by the number of tons available on the aircraft. We generally charge customers other than the USAF on a block hour basis rather than on a per seat, per pound or seat mile basis. “Block hours” are defined as the elapsed time from the moment wheel blocks are removed from the aircraft at the point of origin to the time when the wheel blocks are again put in place at the aircraft’s destination. We generally charge a lower rate per block hour for ACMI contracts than for full service contracts, although this method does not necessarily earn a lower profit.

      Due to the high fixed costs of leasing and maintaining aircraft and costs for cockpit crew members and flight attendants, our aircraft must have high utilization in order for us to operate profitably. Although our preferred strategy is to enter into long-term contracts with customers, the terms of existing customer contracts are shorter than the terms of our lease obligations with respect to our aircraft. There is no assurance that we will be able to enter into additional contracts with new or existing customers or that we will be able to obtain enough additional business to fully utilize each aircraft. Our financial position and results of operations could be materially adversely affected by periods of low aircraft utilization and yields.

      Factors that affect our ability to achieve high utilization of our aircraft include the compatibility of our aircraft with customer needs and our ability to react on short notice to customer requirements (which can be unpredictable due to changes in traffic rights, aircraft delivery schedules and aircraft maintenance requirements). Other factors that affect us include domestic and foreign regulatory requirements, as well as a trend toward aviation deregulation that is increasing alliances and code share arrangements.

      The market for ACMI and full service charter business is highly competitive. Certain air carriers that we compete with have substantially greater financial resources and more extensive facilities and equipment than us. We believe that the most important basis for competition in the charter business include the range as well as passenger and payload capacities of the aircraft, in addition to the price, flexibility, quality and reliability of the air transportation service provided. Competitors in the passenger charter market include North American Airlines, Omni Air International and American Trans Air and in the cargo charter market include cargo carriers Atlas Air (including Polar Air Cargo), Gemini Air Cargo, Evergreen, Omni Air International and Centurion Air Cargo, as well as scheduled and non-scheduled passenger carriers that have substantial belly capacity. Our ability to compete depends, in part, upon our success in convincing customers that outsourcing a portion of their business is cost-effective.

      We operate in a challenging business environment. The air transportation industry is highly sensitive to general economic conditions. Since a substantial portion of passenger airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns and can be adversely affected by unexpected global political developments. The financial results of air cargo carriers are also adversely affected by general economic downturns that result in reduced demand for air cargo transportation.

      Similar to other airlines, our business is seasonal. During the early part of the first quarter, we typically experience lower levels of utilization and revenue per block hour, or yield, due to lower demand relative to other times of the year. We experience higher levels of utilization and yield mid-year associated with leisure travel demand during the peak summer vacation season. During the fall, the cargo market typically increases as the Christmas season approaches.

      Our operating philosophy is to build on our existing relationships to achieve a strong platform for future growth while at the same time grow our commercial passenger and cargo business. Our strategy is based, first and foremost, upon providing the highest level of service to our customers, thereby maintaining and expanding the amount of business being done with existing customers. We attempt to maximize profitability by combining ACMI contracts with full service agreements that meet the peak seasonal requirements of our customers. We can respond to rapidly changing market conditions and requirements because our fleet of aircraft can be deployed in a variety of configurations.

      We have unsold capacity in the third quarter of 2003 and beyond; however, historically we have been successful in obtaining additional business to utilize some or all of our available capacity. Although there can be no assurance that we will be able to secure additional business to utilize unsold capacity, we are actively seeking additional business for the remainder of 2003 and beyond.

      We intend to pursue strategic transactions and opportunities within our industry that would enable us to:

•	upgrade our fleet by acquiring title or leasing rights to newer, smaller and more efficient aircraft at a favorable cost;

•	reduce average operating expenses, including labor costs;

•	expand our marketing capabilities; and

•	diversify and expand our service offering and customer base.

      In connection with this strategy, we may consider changing our operating structure to a holding company with one or more operating subsidiaries. Although we continuously evaluate strategic transactions and opportunities, we currently have no agreement or understanding with respect to any possible acquisition or business combination transaction.

Customers

      We are highly dependent on revenues from the USAF. The loss of the USAF as a customer would have a material adverse effect on us. Our principal customers, and the percent of revenues from those customers, for the last three years are as follows:

	2002	2001	2000

USAF	72.2%	64.1%	42.9%
Emery Air Freight Corporation (“Emery”)	8.0%	9.4%	9.3%
Sonair Serviceo Aero (“Sonair”)	5.8%	8.3%	—
P.T. Garuda Indonesia (“Garuda”)	—	5.5%	8.4%
Renaissance Cruises (“Renaissance”)	—	—	14.0%

      U.S. Air Force. We have provided air transportation services, principally on an international basis, to the USAF since 1956. In exchange for requiring pledges of aircraft to CRAF for use in times of national emergency, the USAF grants awards to CRAF participants for peacetime transportation of personnel and cargo.

      The USAF awards points to air carriers acting alone or through teaming arrangements in proportion to the number and type of aircraft made available to CRAF. We utilize teaming arrangements to maximize the value of potential awards. The USAF grants fixed awards for transportation to CRAF participants. These fixed awards (also referred to as “basic” awards) provide for known and determinable amounts of revenue to be received during the contract period, which runs from October 1st to September 30th, in exchange for air transportation services. In addition, CRAF participants may be awarded additional revenue during the contract period for air transportation services required beyond those specified in the fixed awards. We refer to this additional revenue as “expansion” revenue. The following table shows original contract awards, which runs from October 1st to September 30th, and actual revenue from the USAF for each of the last three fiscal years (in millions):

	2002	2001	2000

Original contract award (year ended September 30th)	$175.0	$127.0	$27.0

Basic passenger revenue earned	$125.3	$121.5	$63.5
Expansion passenger revenue earned	141.5	79.8	49.8
Cargo basic and expansion revenue earned	10.8	2.5	—

Total revenue earned	$277.6	$203.8	$113.3

      The original contract award for the year beginning October 1, 2002 and ending September 30, 2003 is $120.0 million, which includes basic flying of $75.0 million, long-term expansion flying of $37.0 million and cargo flying of $8.0 million. For only the second year, the USAF has incorporated long-term expansion flying into the contract, and this allows us to preplan and utilize our aircraft fleet and crews more efficiently. We also will receive additional expansion business during the fiscal year 2003 contract period for less predictable flying and other short notice requirements. In February 2003, the USAF activated Stage I of the CRAF program to support the U.S. military. The USAF utilized passenger aircraft only under Stage I of the CRAF program, in order to meet increased airlift needs for U.S. troop movement. The CRAF program was de-activated on June 18, 2003. We, however, cannot determine how future military spending budgets, airlift requirements, national security considerations and balanced CRAF and teaming arrangements will combine to affect future business with the USAF.

      Emery. We have provided an MD-11F freighter aircraft to Emery Air Freight Corporation since October 1998. The program for the aircraft, which has been extended through December 2003, primarily operates five days per week flying round trip between Dayton, Ohio and Brussels, Belgium. We provided additional ad hoc cargo service with our DC-10-30 aircraft for Emery during fiscal 2002. In addition, we have contracted with Emery to operate a DC-10-30 aircraft five days per week through December 2003, flying round trip between Dayton, Ohio and Los Angeles, California.

      Sonair. In November 2000, we began operating regular private charter air service for Sonair between Houston, Texas and Luanda, Angola. Sonair is a subsidiary of Angola’s National Oil Company, SONANGOL. This charter air service supports Angola’s developing petroleum industry. We and Sonair are currently in the process of negotiating new terms and expect to reach an agreement for a one-year extension with two one-year automatic renewals. In January 2003, we began flying a third flight for Sonair between Houston, Texas and Malabo, Equatorial Guinea.

      Garuda. We have flown for Garuda periodically since 1973. We operated zero, three and four aircraft for Garuda during the 2002, 2001 and 2000 Hadj pilgrimages. We did not provide Hadj airlift services in 2002 because of weakened demand and various security considerations due to the September 11th events. We also did not provide Hadj airlift services in 2003 for security considerations.

      Renaissance. We flew one aircraft for Renaissance from August 1999 until the agreement was mutually terminated in late 2000.

      Information concerning the classification of our revenues comprising 10% or more of total operating revenues is presented in the following table (in millions):

	Year Ended December 31,

	2002	2001	2000

Passenger Charter Operations	$306.5	$279.2	$210.1
Cargo Charter Operations	76.0	37.3	53.0

Backlog

      We had contract backlog of $154.5 million and $167.2 million at December 31, 2002 and 2001, respectively. Approximately 50% of the backlog at December 31, 2002 relates to our contract with the USAF, and the entire $154.5 million of backlog relates to air transportation services for 2003. See Note 12 of our consolidated financial statements for additional information regarding major customers and foreign source revenue.

Maintenance

      Airframe and engine maintenance costs that account for most of our maintenance expenses typically increase as the aircraft fleet ages. We outsource major airframe maintenance and engine work to several suppliers. We have agreements expiring in 2005 with Delta Air Lines for off-wing maintenance on the Pratt & Whitney 4462 engines that power our MD-11 aircraft, and repair of MD-11 aircraft and its components. We also have maintenance agreements with Triumph for the repair of auxiliary power units on the MD-11 and DC-10-30 aircraft. These agreements with Triumph will expire in 2004 and 2005, respectively. We have a maintenance agreement with Honeywell for wheel and brake repairs on both aircraft types and the agreement will expire in 2006. In addition, we have a landing gear overhaul/exchange program with McDonnell Douglas/ Boeing that expires after all landing gear listed in the contract have been overhauled, which should be in 2004.

Aviation Fuel

      We incur fuel expenses for full-service flights provided to our customers. Certain full service contracts contain terms that limit our exposure to increases in fuel prices. However, the terms of such contracts are renewed annually and take estimated market prices for fuel for the period under contract into consideration. Both the cost and availability of aviation fuel are subject to many economic and political factors and events occurring throughout the world and remain subject to various unpredictable economic and market factors that affect the supply of all petroleum products. Fluctuations in the price of fuel have not had a significant impact on our operations because, in general, our contracts with our customers that cover 96.5% of fuel purchased limit our exposure to increases in fuel prices. Substantial increases in the price or the unavailability of aviation fuel could have a material adverse effect on us.

      Our primary sources of aviation fuel are major oil companies at commercial airports and United States military organizations at military bases. Our current fuel purchasing policy consists of the purchase of fuel within seven days in advance of all flights based on current prices set by individual suppliers. More than one supplier is under contract at several locations. We do not purchase fuel under long-term contracts nor do we enter into futures or fuel swap contracts.

Regulatory Matters

      Since we were founded in 1948, we have been authorized to engage in commercial air transportation by the U.S. Department of Transportation, or DOT, or its predecessor agencies. We are currently authorized to engage in scheduled and charter air transportation to provide combination (persons, property and mail) and all-cargo services between all points in the U.S., its territories and possessions. We also hold worldwide charter authority for both combination and all-cargo operations. In addition, we are authorized to conduct scheduled combination services to the foreign points listed in our DOT certificate. We also hold certificates of authority to engage in scheduled all-cargo services to a limited number of foreign destinations. We do not operate any scheduled services on our own behalf.

      We are subject to the jurisdiction of the FAA with respect to aircraft maintenance, flight operations, equipment, aircraft noise, ground facilities, dispatch, communications, training, weather observation, flight time, crew qualifications, aircraft registration and other matters affecting air safety. The FAA requires air carriers to obtain an operating certificate and operations specifications authorizing the carriers to operate to particular airports on approved international routes using specified equipment. These certificates and specifications are subject to amendment, suspension, revocation, or termination by the FAA. In addition, all of our aircraft must have and maintain certificates of airworthiness issued or approved by the FAA. We currently hold an FAA air carrier operating certificate and operations specifications under Part 121 of the Federal Aviation Regulations. The FAA has the authority to suspend temporarily or revoke permanently our authority or our licensed personnel for failure to comply with regulations promulgated by the FAA and to assess civil penalties for such failures.

      In 2000, the FAA issued an Airworthiness Directive, or AD, that will require the replacement of insulation blankets on our MD-11 aircraft by June 2005. We have begun replacement of the affected insulation blankets on MD-11 aircraft. This is being accomplished in phases, during scheduled maintenance work, to minimize the impact on operational availability. We presently estimate that the cost of the replacement, including labor and material will total approximately $0.8 million per aircraft and approximately 25% of this work was complete at December 31, 2002.

      In March 2001, the FAA issued a rule that requires us to install enhanced ground proximity warning systems in our aircraft by March 2005. We currently estimate that the cost of such installation will be approximately $65,000 per aircraft. In October 2001, the FAA also issued a proposed rule that will require us to modify the engine thrust reversers on our DC-10-30 aircraft. It is expected that the modifications will have to be completed by February 2005 and will cost approximately $0.5 million per aircraft. In response to the events of September 11th, the FAA issued Special Federal Aviation Regulation, or SFAR, 92 in October 2001 regarding general aircraft and cockpit security. We have complied with SFAR 92, and are currently at Level I with restraint bars installed on each cargo and passenger aircraft. We have contracted with an outside company to install new cockpit doors in our passenger aircraft as required, which will have to be accomplished by April 2003. We estimate that the cost of this phase of SFAR 92 will approximate $38,000 per aircraft. There may be other aircraft modifications that may be required in the future under the SFAR.

      In the fall of 2003, the FAA will issue an AD that will require the replacement of the ring case located in the compressor area of our MD-11 engines. We presently estimate that we will incur costs of approximately $0.3 million per engine, subject to further negotiations with the engine manufacturer related to cost-sharing for this AD. This work must be accomplished by the first quarter of 2007.

      Due to increased airport security needs as a result of the September 11th events and the potential for future attacks, Congress enacted in November 2001 the Aviation and Transportation Security Act which established the Transportation Security Administration, or TSA, within the DOT. Consistent with the Security Act, the TSA imposed a security service fee, effective February 1, 2002, in the amount of $2.50 per enplanement on passengers of domestic and foreign air carriers in air transportation, foreign air transportation, and intrastate air transportation originating at airports in the United States. The passengers are not charged for more than two enplanements per one-way trip or four enplanements per round trip. Beginning in 2002, we also have to remit an additional $330,000 annually through 2004 to cover TSA’s aviation security infrastructure fees. This additional fee was imposed on air carriers because current passenger fees were insufficient to cover TSA’s costs of providing civil aviation security services. The air carriers must remit these imposed fees monthly to the TSA by the last calendar day of the following month.

      On April 16, 2003, President Bush signed into law the Emergency Wartime Supplemental Appropriations Act of 2003 which includes distribution of funds to air carriers to offset the increased costs of compliance with new federal safety and security regulations mandated following the events of September 11, 2001. This Act also contains a provision allocating funds to be disbursed specifically for the reimbursement of expenses related to cockpit door reinforcement. As a condition of accepting funds under this Act, we were required to enter into a contract limiting executive compensation, as defined in the Act. We received approximately $486,000 related to reimbursement of security expenses in May 2003. The Transportation Security Administration has not yet determined the manner in which funds will be allocated to each air carrier for the expenses related to reinforcing the cockpit doors.

      Additional laws and regulations have been considered from time to time which could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have been considered from time to time that would prohibit or restrict the ownership and transfer of airline routes. There is no assurance that laws and regulations currently enacted or enacted in the future will not adversely affect our ability to maintain our current level of operations.

      Several aspects of airline operations are subject to regulation or oversight by Federal agencies other than the DOT or FAA. For instance, labor relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and labor unions arising under collective bargaining agreements. In addition, we are subject to the jurisdiction of other governmental entities, including:

•	the Federal Communications Commission, or the FCC, regarding our use of radio facilities pursuant to the Federal Communications Act of 1934, as amended;

•	the Commerce Department, the Customs Service, the Immigration and Naturalization Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture regarding our international operations;

•	the Environmental Protection Agency, or the EPA, regarding compliance with standards for aircraft exhaust emissions; and

•	the Department of Justice regarding certain merger and acquisition transactions.

      The EPA regulates operations, including air carrier operations, which affect the quality of air in the U.S. We believe we are in full compliance with all applicable regulatory requirements.

      Our international operations are generally governed by a network of bilateral civil air transport agreements providing for the exchange of traffic rights between governments which then select and designate air carriers authorized to exercise such rights. In the absence of a bilateral agreement, such international air services are governed by principles of comity and reciprocity. Bilateral provisions pertaining to the wet lease services in which we are engaged vary considerably depending on the particular country. Most bilateral agreements into which the U.S. has entered permit either country to terminate the agreement with one year’s notification to the other. In the event a bilateral agreement is terminated, international air service between the affected countries is governed by the principles of comity and reciprocity.

      Pursuant to federal law, foreign citizens cannot own or control more than 25% of our voting securities. In addition, under existing precedent and policy, actual control must reside in U.S. citizens. As a matter of regulatory policy, the DOT has stated that it would not permit aggregate equity ownership of a domestic air carrier by foreign citizens in an amount in excess of 49%. We believe we fully comply with the U.S. citizen ownership requirements as of the date of this prospectus.

      Due to our participation in the CRAF program of the USAF, we are subject to inspections approximately every two years by the military as a condition of retaining our eligibility to perform military charter flights. The last such inspection was undertaken in 2001 and we met the requirements for continued participation in the CRAF program. The next inspection is anticipated to occur in 2003. The USAF may terminate its contract with us if we fail to pass such inspection or otherwise fails to maintain satisfactory performance levels, if we lose our airworthiness certificate or if the aircraft pledged to the contracts lose their U.S. registry or are leased to unapproved carriers.

      We believe we are in compliance in all material respects with all requirements necessary to maintain in good standing our operating authority granted by the DOT and our air carrier operating certificate issued by the FAA. A modification, suspension, or revocation of any of our DOT or FAA authorizations or certificates could have a material adverse effect upon us. We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities, which operate the airports we serve. Certain airport operations have adopted local regulations that, among other things, impose curfews and noise abatement regulations. While we believe that we are currently in compliance in all material respects with all appropriate standards and have all required licenses and authorities, any material non-compliance by us with such standards or the revocation or suspension of licenses or authorities could have a material adverse effect on our company.

Employees

      As of March 31, 2003, we had 1,182 full time equivalent employees classified as follows:

Classification	Employees	%

Officers	14	1.2
Administrative and Operations	329	27.8
Cockpit Crew	322	27.2
Flight Attendants	517	43.8

Total Employees	1,182	100.0

      Our cockpit crewmembers are represented by the International Brotherhood of Teamsters, or the Teamsters, and are subject to a collective bargaining agreement that will be amendable June 30, 2003.

      Our flight attendants also are represented by the Teamsters and are subject to a four-year collective bargaining agreement that became amendable July 1, 2000. In January 2002, we announced that we were requesting formal mediation assistance from the National Mediation Board to advance negotiations with our flight attendants. We concluded that mediation was needed, although the Teamsters union declined to join the application. In December 2002, the flight attendant union rejected the contract proposal that was put out for a vote in November 2002. In January 2003, we and the union signed a letter of agreement that restarted the negotiation process and also provided flight attendants some additional medical coverage for a six-month period while negotiations were in process. We returned to mediation on April 15, 2003, at the request of the National Mediation Board. After intense mediation, a contract proposal was presented to the flight attendant union, and the proposal was subsequently rejected by the flight attendant negotiating team. On April 21, 2003, we received notification from the National Mediation Board that our case with the flight attendants was put in recess until further notice. This means that mediation efforts will be discontinued indefinitely and the current contract will remain in effect. Our cockpit crew members, who are also represented by the Teamsters, are subject to a collective bargaining agreement expiring on June 30, 2003. We are unable to predict whether any of our employees not currently represented by a labor union, such as our maintenance personnel, will elect to be represented by a labor union or collective bargaining unit. The election of such employees for union representation could result in employee compensation and working condition demands that could have a material adverse effect on our financial condition and results of operations.

      Our aircraft dispatchers, who are represented by the Transport Workers Union, or TWU, are subject to a collective bargaining agreement that will be amendable December 31, 2003. Fewer than 15 of our employees are covered by this collective bargaining agreement.

      We are unable to predict whether any of our employees not currently represented by a labor union will elect to be represented by a labor union or collective bargaining unit. We are not aware of any parties or group of employees who have indicated any intent of petitioning for such an election. The election by such employees of representation in such an organization could result in employee compensation and working condition demands that could have a material adverse effect on our financial results.

Properties

Flight Equipment

      As of March 31, 2003, our operating fleet consisted of ten MD-11 and seven DC-10-30 aircraft, all of which are operated under operating leases. The MD-11 aircraft include seven passenger aircraft (three of which are long-range versions) and three freighter aircraft. During 2002, our two convertible MD-11 aircraft were reconfigured to full freighters. In March 2003, we took delivery of an MD-11ER passenger aircraft with a one year term, on a power-by-the-hour operating lease. The DC-10-30 aircraft include four freighter aircraft and three passenger aircraft. We also had one DC-10-30 convertible aircraft that we purchased in the fourth quarter of 2002, prior to the lease termination in January 2003. We took this aircraft out of service in 2002 and will be using it for spare DC-10-30 airframe and engine parts.

      At March 31, 2003, our operating fleet, which does not include an aircraft acquired for parts in December 2002, consisted of the following:

	Passenger	Capacity
Aircraft(a)	(Seats)(b)	Cargo (Tons)	Total

McDonnell Douglas MD-11	409	—	4
McDonnell Douglas MD-11F	—	95	3
McDonnell Douglas MD-11ER	409	—	3
McDonnell Douglas DC-10-30	356	—	3
McDonnell Douglas DC-10-30F	—	74	4
Total			17

Notes

(a)	“F” aircraft are freighters; “ER” aircraft have extended-range capabilities.

(b)	Based on maximum operating configurations. Other configurations are occasionally used.

      The lease terms for the MD-11 aircraft are as follows: one will expire in 2003, one in 2004, six will expire in 2005 and 2006, and the two leases covering our MD-11ER will expire in 2022 (assuming the exercise of 10-year lease extensions). In 1999, in conjunction with amending the leases for the two MD-11ER aircraft, the lessor obtained the right, if we fail to meet certain financial performance requirements, to cancel the lease of the aircraft with 12 months notice. While certain financial requirements were not achieved in 2002, we have not been notified of any intent of the lessor to cancel the leases and do not expect to be notified due to excess capacity in the airline industry. If we fail to achieve a certain annual net income level in 2003 and subsequent years up to May 2004, the lessor has similar termination rights. The lease terms for two of the DC-10-30 aircraft expire in 2003, two expire in 2004, and another two expire in 2008. The lease term for one DC-10-30 expires at the time of its next routine heavy maintenance check which should occur in the fourth quarter of 2003 or the first quarter of 2004, depending on its utilization.

Ground Facilities

      We lease office space in Peachtree City, Georgia for our corporate headquarters and substantially all of our administrative employees. We are also obligated under a lease for office space in Herndon, Virginia, the location of our former headquarters. See Note 9 to our consolidated financial statements for additional information.

      Also, we lease office and warehouse space in Dothan, Alabama; Bentonville, Arkansas; Los Angeles, California; Miami, Florida; Morrow, Peachtree City and Atlanta, Georgia; Baltimore, Maryland; Jamaica, New York; Houston, Texas; Seattle, Washington; and Frankfurt, Germany. Additional small office and maintenance material storage space is leased at often frequented airports to provide administrative and maintenance support for commercial and military contracts.

Legal Proceedings

      A claim has been filed in the 19th Civil Court District Court, Frankfurt, Germany, against us by a tour operator seeking approximately $3.5 million in compensation related to the cancellation of a summer program in 1996. We believe we have substantial defenses to this action, although no assurance can be given of the eventual outcome of this litigation.

      Miami-Dade County is currently investigating and remediating various environmental conditions at the Miami International Airport (MIA). During the second quarter of 2001, the County filed a lawsuit against 17 defendants, which does not currently include us, in an attempt to recover its past and future clean-up costs. This claim has been filed in the Florida Circuit Court for the 11th Judicial District in Dade County, Florida. In addition to the 17 defendants named in the lawsuit, 243 other agencies and companies that were prior tenants at MIA are potentially responsible parties, or PRP’s, including us, were issued letters advising of the lawsuit and indicating that any PRP’s could be named as additional defendants in the future depending upon a determination as to the levels of contamination and the extent to which any PRP may have contributed to any alleged contamination. At this point, certain PRP’s, including us, have joined a joint defense group to respond to the County’s inquiries and investigation of the PRP’s. This group is conducting preliminary investigations of the site in question to determine each PRP’s potential exposure. This process is ongoing and our potential exposure has yet to be determined.

      In addition, we are party to routine litigation and administrative proceedings incidental to our business, none of which is believed by us to be likely to have a material adverse effect on our financial condition and results of operations.

THE EXCHANGE OFFER

      The following describes the exchange offer. This summary may not contain all of the information that is important to you. For a more complete understanding of the exchange offer, you should carefully read the entire prospectus and the other documents to which we refer. We are offering to exchange our exchange debentures for all of our outstanding existing debentures on the terms and subject to the conditions set forth in the prospectus and in the accompanying letter of transmittal.

Purpose of the Exchange Offer

      We are making the exchange offer for two primary reasons:

•	Liquidity — Given the challenges facing the air transportation industry in the current economic environment and our current financial position and prospects, it is unlikely that we would be able to pay the principal amount of the existing debentures with internally-generated funds when the existing debentures become due on August 26, 2004. We also believe that given current market conditions and the market value of our stock, it will not be feasible for us to raise sufficient funds in the capital markets or in private transactions to pay the principal amount of the existing debentures when they become due.

•	ATSB Guaranteed Loan — On April 23, 2003, we were granted conditional approval from the Air Transportation Stabilization Board for a federal loan guarantee of $27.0 million with respect to a $30.0 million term loan facility, subject to our satisfaction of a number of conditions, including the restructuring of our existing debentures on terms and conditions satisfactory to the ATSB. We are making the exchange offer, in part, to induce the ATSB to issue the loan guarantee. If we do not complete the exchange offer, we most likely will not obtain the ATSB guaranteed loan. We believe that the terms and conditions of the exchange offer will satisfy the ATSB debentures restructuring conditions.

Terms of the Exchange Offer

      Upon the terms and conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all existing debentures that are properly tendered on or prior to the expiration date and not withdrawn. If you tender existing debentures before the exchange offer expires, and we complete the exchange offer, you will receive $1,000 principal amount of exchange debentures for each $1,000 principal amount of existing debentures that you tender.

      If we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or waive a material condition of the exchange offer, we will disseminate additional materials regarding the changes to the exchange offer and extend the exchange offer to the extent required by law.

      You may validly withdraw existing debentures that you previously tendered at any time at or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. You will not be permitted to withdraw existing debentures that you previously tendered after the expiration date of the exchange offer unless we have not accepted your existing debentures for exchange after the expiration of 40 business days after the date of this prospectus.

Interest

      We will pay all accrued and unpaid interest on the existing debentures you tender in the exchange offer through the date of closing of the exchange offer. Thereafter, you will receive interest payments on the exchange debentures.

Conditions to the Exchange Offer

      We will not be required to complete the exchange offer and may terminate, extend or amend the exchange offer and may (subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender or exchange offer) postpone the acceptance for exchange of, or issuance of exchange debentures for, existing debentures tendered if:

•	at least $38,500,000 aggregate principal amount of existing debentures, representing approximately 95% of the issued and outstanding existing debentures, have not been validly tendered and not withdrawn at the expiration date;

•	we have not closed the ATSB guaranteed loan;

•	the registration statement of which this prospectus is a part has not become effective under the Securities Act of 1933 or the indenture for the exchange debentures has not been qualified under the Trust Indenture Act of 1939;

•	we have not received an opinion from Morgan Joseph & Co. Inc., our financial advisor, that the exchange offer is fair, from a financial point of view, to our stockholders; and

•	our stockholders have not approved the exchange offer.

      In addition, we will not be required to complete the exchange offer if any of the following events has occurred:

•	there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the exchange offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects;

•	there shall have occurred or be likely to occur any event affecting our business or financial affairs, that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the exchange offer;

•	the trustee of the existing debentures shall have objected in any respect to any action taken that could, in our reasonable judgment, adversely affect the consummation of the exchange offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the acceptance of, or exchange for, the existing debentures; or

•	there shall have occurred:

—	any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

—	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

—	any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions;

—	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, additional catastrophic terrorist attacks against the United States or its citizens; or

—	in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

      The conditions to the exchange offer are for our sole benefit and may be asserted by us in our reasonable discretion or may be waived by us, in whole or in part, in our reasonable discretion, whether or not any other condition of the exchange offer also is waived. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by us concerning the events described above will be final and binding upon all persons.

      We will not accept any existing debentures for exchange and will not issue any exchange debentures for existing debentures if at the time a stop order with respect to the registration statement of which this prospectus is a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939 is in effect or is threatened by the Securities and Exchange Commission.

Expiration Date; Extension; Termination

      The term “expiration date” means 5:00 p.m., New York City time, on September 18, 2003. However, if we extend the period of time for which the exchange offer is open, the term “expiration date” means the latest time and date to which the exchange offer is extended. As set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all existing debentures that are properly tendered on or prior to the expiration date and are not withdrawn as permitted below.

      We expressly reserve the right to extend the exchange offer on a daily basis or for such period or periods as we may determine in our sole discretion from time to time by giving oral (confirmed in writing) or written notice to the exchange agent and by making a public announcement by press release prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. During any extension of the exchange offer, all existing debentures previously tendered and not accepted for purchase will remain subject to the exchange offer and may, subject to the terms of the exchange offer, be accepted for purchase by us; provided, however, that any existing debentures not accepted for purchase after the expiration of 40 business days from the date of this prospectus may be withdrawn.

      We also expressly reserve the right, at any time or from time to time, regardless of whether or not the conditions to the exchange offer have been satisfied, subject to applicable law, by giving notice to the exchange agent, to:

•	delay the acceptance for exchange of existing debentures;

•	terminate the exchange offer prior to the expiration date;

•	extend the expiration date and retain all of the existing debentures that have been tendered, subject to the right of the owners thereof to withdraw their tendered existing debentures;

•	refuse to accept tendered existing debentures and return all existing debentures that have been tendered to us; or

•	waive any condition or otherwise amend the terms of the exchange offer in any respect prior to the expiration of the exchange offer.

Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

      In our sole discretion, we will decide whether to exercise our right to extend the expiration date for the exchange offer.

      We expressly reserve the right, in our reasonable discretion, to terminate the exchange offer if any of the conditions set forth above under “— Conditions to the Exchange Offer” have not been satisfied. Any such termination will be followed promptly by a public announcement. In the event that we terminate the exchange offer, we will give immediate notice thereof to the exchange agent. If the exchange offer is terminated, withdrawn or otherwise not completed, we will not issue exchange debentures to you, even if you have validly tendered your existing debentures in connection with the exchange offer, and any existing debentures you have tendered that we have not accepted for exchange will be returned promptly to you.

      If we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or waive a material condition of the exchange offer, we will disseminate additional materials regarding the changes to the exchange offer and extend the exchange offer to the extent required by law. Depending on the substance and nature of the material change or condition, we will extend this offer period so that the exchange offer will remain open for at least five to ten business days from the public announcement of the material change or waiver of a material condition. Without limiting the generality of the foregoing:

•	we will extend the offer period so that it will remain open for at least ten business days from the public announcement if we make a material change to the terms of the exchange debentures or if we waive or change the minimum condition; and

•	we will extend the offer period so that it will remain open for at least five business days from this public announcement if we waive the ATSB loan closing condition.

Procedures for Exchanging Existing Debentures

      To tender your existing debentures in this exchange offer, you must use one of the three alternative procedures described below:

•	Regular delivery procedure. Please complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the existing debentures being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

•	Book-entry delivery procedure. Please send a timely confirmation of a book-entry transfer of your existing debentures, if this procedure is available, into the exchange agent’s account at the DTC in accordance with the procedures for book-entry transfer described in the sections entitled “— Book-Entry Delivery Procedure” and “— Tender of Existing Debentures Held Through DTC,” on or before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

•	Guaranteed delivery procedure. If time will not permit you to complete your tender by using the procedures described above before the expiration date and this procedure is available, you may still tender into the exchange offer by complying with the guaranteed delivery procedures described in the section entitled “— Guaranteed Delivery” below.

      The method of delivery of the existing debentures, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose to use the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent of all required documents. You should not send any letters of transmittal or existing debentures to us. You must deliver all documents to the exchange agent at its address provided in this prospectus. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your existing debentures on your behalf. Only a holder of existing debentures may tender existing debentures in this exchange offer.

Tender of Existing Debentures Held in Physical Form

      If you hold existing debentures in physical form, to validly tender those existing debentures, you should properly complete and validly execute the letter of transmittal (or a manually signed facsimile copy thereof), together with any signature guarantees and any other documents required by the instructions to the letter of transmittal. The letter of transmittal and the certificates for tendered existing debentures must be received by the exchange agent at its address set forth on the back cover of this prospectus prior to the expiration date of the exchange offer.

Book-Entry Delivery Procedures

      The exchange agent will establish accounts with respect to the existing debentures at DTC for purposes of the exchange offer as soon as practicable after the commencement of the exchange offer, and any financial institution that is a participant in DTC may make book-entry delivery of the existing debentures by causing DTC to transfer the existing debentures into the exchange agent’s account in accordance with DTC’s procedures for such transfer.

      Although delivery of existing debentures may be effected through book-entry into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile of it, with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent on or before the expiration date, as applicable. Delivery of documents to DTC does not constitute delivery to the exchange agent.

      The confirmation of a book-entry transfer into the exchange agent’s account at DTC as described above is referred to as a “book-entry confirmation.”

      “Agent’s message” means a message transmitted by DTC, received by the exchange agent, and made a part of a book-entry confirmation. The message states that DTC has received an express acknowledgement from the person tendering the existing debentures that the person has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against the holder.

Tender of Existing Debentures Held Through DTC

      To tender existing debentures that are held through DTC, you should transmit your acceptance through the Automated Tender Offer Program, or ATOP, and DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. Delivery of tendered existing debentures must be made to the exchange agent pursuant to the book-entry delivery procedures set forth above.

      The delivery of existing debentures and letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an agent’s message transmitted through ATOP or otherwise, is at the election and risk of the holder tendering those existing debentures and delivering the letter of transmittal. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to assure timely delivery to the exchange agent.

      Except as provided above, unless the existing debentures being tendered for exchange are deposited with the exchange agent on or before the expiration date, accompanied by a properly completed and duly executed letter of transmittal or a properly transmitted agent’s message, we may, at our option, treat the tender of the existing debentures as defective for purposes of the right to exchange pursuant to the exchange offer. Exchange of the existing debentures will be made only against deposit of the tendered existing debentures and delivery of all other required documents.

Guaranteed Delivery

      If a registered holder of existing debentures desires to tender any of them and they are not immediately available, or time will not permit the holder’s existing debentures or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	before the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us. The notice of guaranteed delivery must state the name and address of the holder of the existing debentures and the amount of the existing debentures tendered, that the tender is being made and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered existing debentures, in proper form for transfer, or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered existing debentures, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Tender of Existing Debentures Held Through a Custodian

      If your existing debentures are held of record by a broker, dealer, commercial bank, trust company or other nominee, you must contact the holder of record promptly and instruct the holder of record to tender your existing debentures on your behalf. Any beneficial owner of existing debentures held of record by DTC or its nominee, through authority granted by DTC, may direct the holder of record to tender on the beneficial owner’s behalf.

Signature Guarantees

      Signatures on all letters of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature

Program or the Stock Exchange Medallion Program (each a “Medallion Signature Guarantor”), unless the relevant existing debentures are tendered:

•	by a participant in DTC whose name appears on a security position listing as the owner of the existing debentures being tendered who has not completed the box entitled “Special Delivery Instructions” or “Special Issuance Instructions” on the letter of transmittal; or

•	for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, which entities we refer to as “eligible institutions.”

      In any event, the signatures on the letter of transmittal accompanying tendered existing debentures must be guaranteed by a Medallion Signature Guarantor if:

•	existing debentures are registered in the name of a person other than the signer of the letter of transmittal;

•	existing debentures not accepted for exchange, or not tendered for exchange, are to be returned to a person other than the registered owner; or

•	exchange debentures are to be delivered to, or registered in the name of, a person other than the registered owner of the corresponding existing debenture.

Determination of Validity

      We will determine in our sole discretion all questions as to the validity, form, eligibility (including time or receipt) and acceptance or withdrawal of tendered existing debentures. We reserve the absolute right to reject any and all existing debentures not properly tendered or any existing debentures whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any and all defects, irregularities or conditions of tender of any particular existing debentures either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of existing debentures must be cured within a time period that we will determine. Neither we, the exchange agent nor any other person will have any duty or will incur any liability for failure to give such notification. Tenders of existing debentures will not be considered to have been made until all defects or irregularities have been cured or waived. Any existing debentures received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering owners, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Backup United States Federal Income Tax Withholding

      To prevent backup federal income tax withholding, you must provide the exchange agent with your current taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the applicable Form W-8 or Form W-9 included in the letter of transmittal. See “United States Federal Income Tax Consequences.”

Withdrawals of Tenders

      You may validly withdraw existing debentures that you tender at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. In addition, you may withdraw any existing debentures that you tender that are not accepted by us for exchange after the expiration of 40 business days from the date of this prospectus. For a withdrawal of existing debentures to be effective, a written notice of withdrawal must be received by the exchange agent on or prior to the expiration of the exchange offer at the address set forth set forth on the back cover of this prospectus. Any notice of withdrawal must:

•	specify the name of the person who tendered the existing debentures to be withdrawn;

•	identify the existing debentures to be withdrawn, including the name and number of the account at the applicable book-entry transfer facility to be credited; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the existing debentures were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee or other applicable person register transfer of the existing debentures into the name of the person withdrawing the tender.

      If you have tendered your existing debentures through a custodian but wish to withdraw them, you must withdraw your tender through the custodian prior to the expiration of the exchange offer. All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any existing debentures withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange debentures will be issued in exchange unless the existing debentures so withdrawn are validly retendered. Any existing debentures which have been tendered but which are effectively withdrawn will be credited by the exchange agent to the appropriate account at DTC without expense to the withdrawing person as soon as practicable after withdrawal. Properly withdrawn existing debentures may be retendered by following one of the procedures described above under “— Procedures for Exchanging Existing Debentures” at any time prior to the expiration date.

Exchange of Existing Debentures for Exchange Debentures

      We will issue the exchange debentures upon the terms of the exchange offer and applicable law in exchange for existing debentures tendered in the exchange offer promptly after the expiration date of the exchange offer. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered existing debentures or defectively tendered existing debentures with respect to which we have waived such defect, if, as and when we give oral (confirmed in writing) or written notice of such waiver to the exchange agent.

      In all cases, credits of exchange debentures will only be made as soon as practicable after the expiration date of the exchange offer and assuming receipt by the exchange agent of:

•	timely confirmation of a book-entry transfer of the existing debentures into the exchange agent’s account at DTC pursuant to the procedures set forth in “— Procedures for Exchanging Existing Debentures — Book-Entry Delivery Procedures” above;

•	a properly completed and duly signed letter of transmittal, or facsimile copy, or a properly transmitted agent’s message; and

•	any other documents required by the letter of transmittal.

      If we do not accept any tendered existing debentures for exchange pursuant to the exchange offer for any reason, the exchange agent will, without expense and promptly after expiration or termination of the exchange offer, credit such existing debentures to the account maintained at DTC from which the tendered existing debentures were delivered.

Future Transactions Involving Existing Debentures

      We reserve the right, in our sole discretion and if we are so permitted by the terms of the exchange debentures, to purchase or make offers for any of our existing debentures that remain outstanding after the expiration date of the exchange offer. To the extent permitted by applicable law and regulations, we may make these purchases, if any, in the open market, in privately negotiated transactions, or in additional exchange offers. The terms of these purchases, if any, could differ from the terms of the exchange offer. It is possible that future purchases, if any, of existing debentures that remain outstanding after the expiration of the exchange offer may be on less or more favorable terms than the terms offered in the exchange offer. We make no promises that we will purchase or make offers for any of the existing debentures that remain outstanding after the expiration of the exchange offer. We do not currently contemplate that any circumstances will arise in which we will make any such purchases.

Dealer Manager

      We have retained Morgan Joseph & Co. Inc. to act as dealer manager for the exchange offer. If you have any questions concerning the terms of this exchange offer, you may contact the dealer manager at the address and telephone number shown on the back cover of this prospectus.

Exchange Agent

      We have retained Wachovia Bank, N.A. to act as the exchange agent for the exchange offer. All executed letters of transmittal and any other required documents should be sent or delivered to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent at the address and telephone number shown on the back cover of this prospectus.

      Delivery of a letter of transmittal to an address other than that set forth on the back cover of this prospectus or transmission of instructions via facsimile other than as set forth on the back cover of this prospectus does not constitute a valid delivery of the letter of transmittal.

Information Agent

      We have retained MacKenzie Partners, Inc. to act as the information agent for the exchange offer. Any questions concerning the procedures of the exchange offer or requests for assistance or additional copies of this prospectus or the letters of transmittal may be directed to the information agent at the address and telephone number shown on the back cover of this prospectus.

Fees and Expenses

      We have engaged Morgan Joseph & Co. Inc. to provide certain financial advisory services to us and to act as dealer manager for the exchange offer. We have paid Morgan Joseph & Co. Inc. a retainer of $150,000 and have agreed to pay it additional fees of $50,000 per quarter beginning in June 2003. In addition, we have agreed to pay Morgan Joseph & Co. Inc. a performance fee equal to $500,000 plus 2% of the aggregate principal amount of existing debentures tendered in the exchange offer or purchased by us thereafter in excess of $30.0 million. The retainer and the quarterly fees will be credited against the performance fee. In addition, we have engaged Morgan Joseph & Co. Inc. to render an opinion with respect to the fairness to our stockholders, from a financial point of view, of the exchange offer. We have agreed to pay Morgan Joseph & Co. Inc. a fee of $200,000 in connection with the fairness opinion. We also have agreed to reimburse Morgan Joseph & Co. Inc. for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements.

      We have agreed to indemnify Morgan Joseph & Co. Inc. and its affiliates against certain liabilities, including liabilities under the federal securities laws or to contribute to payments it may be required to make with respect to such liabilities.

      We will bear the expenses of soliciting tenders for the exchange offer. We are making the principal solicitation by mail. However, where permitted by applicable law, we may make additional solicitations by telegraph, telephone or in person by our or our affiliates’ officers and regular employees. We will also pay the exchange agent and the information agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses.

Equity Ownership Interests After the Exchange Offer

      If we complete the exchange offer, the holders of exchange debentures in the aggregate will have a significant indirect equity ownership interest in our company. The following table sets forth information about changes in the equity ownership interests in our company as a result of the exchange offer and the proposed issuance of warrants to the ATSB in connection with the ATSB guaranteed loan. The information in the table below:

•	is based on the number of shares of common stock, stock options, existing warrants and existing debentures outstanding as of June 30, 2003;

•	is presented on a fully-diluted basis, that is, as if all stock options, warrants and convertible debentures outstanding had been exercised or converted; and

•	assumes that $38,500,000 principal amount of existing debentures are exchanged in the exchange offer.

	Prior to Exchange		After the Exchange
	Offer and Issuance		Offer and Issuance
	of ATSB Warrants		of ATSB Warrants

Holder or Group	Shares	%	Shares	%

Existing Stockholders	11,194,098	51.7	11,194,098	34.8
Holders of Stock Options(1)	3,931,000	18.1	3,931,000	12.2
Holders of Existing Warrants(2)	2,000,000	9.2	2,000,000	6.2
Holders of Existing Debentures(3)	4,555,618	21.0	229,775	0.7
Holders of Exchange Debentures(4)	—	—	12,031,250	37.4
ATSB(5)	—	—	2,815,348	8.7

Total	21,680,716	100.0%	32,201,471	100.0%

(1)	Exercisable at prices ranging from $0.51 to $7.13 per share.

(2)	Exercisable at $2.50 per share.

(3)	Convertible at $8.90 per share.

(4)	Convertible at $3.20 per share.

(5)	Of the ATSB warrants, warrants to purchase 1,230,789 shares will be exercisable at $0.78 per share, warrants to purchase 25,531 shares will be exercisable at $8.90 per share, warrants to purchase 222,222 shares will be exercisable at $2.50 per share, and warrants to purchase 1,336,806 will be exercisable at $3.20 per share.

Transfer Taxes

      Owners who tender their existing debentures for exchange will not be obligated to pay any transfer taxes. If, however:

•	exchange debentures are to be delivered to, or issued in the name of, any person other than the registered owner of the tendered existing debentures;

•	the existing debentures are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of exchange debentures for existing debentures in connection with the exchange offer;

then the amount of any transfer taxes, whether imposed on the registered owner or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

      For financial accounting purposes, we expect to treat the issuance of exchange debentures in exchange for our existing debentures as an extinguishment of the existing debentures and an issuance of new debentures. Therefore, we will record the exchange debentures at fair value at the time of issuance, remove the extinguished principal amount of the existing debentures (those exchanged) at their carrying amount on our books, recognize a gain/ loss on extinguishment of debt in “other income (loss)” on our statement of operations in 2003 (not an extraordinary item), and accrete interest expense (with an offsetting credit to the exchange debentures liability) quarterly over the term of the exchange debentures in an amount that will result in the exchange debentures being stated at 100% of face amount of principal by the end of their term. This accreted interest expense is a non-cash expense that results in the recognition of borrowing costs (in the form of interest expense) in amounts equal to the effective rate of borrowing on the exchange debentures.

      Other than the optional redemption payment, we expect to treat the future cash payments that we make relative to the principal balance of the exchange debentures as reductions to the carrying amount of the exchange debentures until such time as our obligation is repaid in full.

      We expect to have available net operating loss carryovers for federal income tax purposes exceeding the amount of the expected cancellation of indebtedness income and, accordingly, we do not expect to have a material federal income tax liability for financial statement purposes. We expect to have net operating loss carryovers for state income tax purposes to offset some, but not all, of the expected cancellation of indebtedness income. Therefore, it is possible that the expected cancellation of indebtedness income may result in a state income tax liability.

      Legal and other third-party direct costs that we incur in the exchange offer will be capitalized and expensed as interest expense over the term of the exchange debentures.

      The financial accounting treatment for the existing debentures not exchanged for exchange debentures will remain the same as the financial accounting treatment we have been using.

United States Income Tax Considerations

      We believe that the exchange of existing debentures for exchange debentures will qualify as a recapitalization of our company for United States federal income tax purposes. In such a case, if you are a U.S. holder of the existing debentures:

•	you will recognize no gain or loss on the exchange;

•	the exchange debentures will have an initial tax basis equal to the tax basis of the existing debentures exchanged; and

•	the exchange debentures will have a holding period that includes the period during which you held the existing debentures.

      If the exchange does not qualify as a recapitalization, so long as the interest rate on the exchange debentures is at least equal to the applicable federal rate for notes of same term, you will:

•	recognize gain or loss on the exchange in the amount of the difference between your tax basis for existing debentures and the face amount of the exchange debentures;

•	have a tax basis in the exchange debentures equal to the face amount of the exchange debentures at the time of the exchange; and

•	have a holding period in the exchange debentures that begins on the date of the exchange.

      Interest payable on the exchange debentures will generally be taxable as ordinary income at the time it is paid or accrued based on your method of accounting.

      If you are a non-U.S. holder of the existing debentures, you generally will not be subject to federal income tax on any gains resulting from the exchange of the existing debentures for the exchange debentures. In addition, no withholding of United States Federal income tax will be required with respect to the payment by us of principal or interest on the exchange debentures that you own, provided that several important conditions are satisfied.

      See “United States Federal Income Tax Consequences” for a discussion of certain material United States federal tax consequences of the exchange offer.

Appraisal Rights

      You will not have any right to dissent and receive appraisal of your existing debentures in connection with the exchange offer.

DESCRIPTION OF THE EXCHANGE DEBENTURES

      The following discussion is a summary of the material provisions of the exchange debentures and the indenture governing the exchange debentures. Because this discussion is a summary, it does not contain all of the information that may be important to you in making your investment decision. Therefore, you should carefully review the terms of the exchange debentures and the related indenture. We filed forms of these documents as exhibits to the registration statement of which this prospectus is a part. The following summaries of certain provisions of the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture, including the definition of certain terms.

General

      The exchange debentures will be our unsecured obligations, will be limited to $40,545,000 aggregate principal amount and will mature on August 26, 2009. The exchange debentures will bear interest at the rate of 8% payable semi-annually on February 26 and August 26 of each year, commencing February 26, 2004, to the persons in whose name the exchange debentures are registered at the close of business on the preceding February 11 or August 11, as the case may be. Interest on the exchange debentures will be paid on the basis of a 360-day year of 12 30-day months.

      Principal and interest on the exchange debentures will be payable in money of the United States that at the time of payment is legal tender for payment of public and private debts.

      Payment of interest on the exchange debentures will be made by wire transfer of immediately available funds to the accounts specified by the holders thereof, or, if no such account is specified, by check mailed to the address of the persons entitled thereto as they appear in the register for the exchange debentures on the regular record date for such interest payment. The holders must surrender the exchange debentures to a paying agent to collect principal of the exchange debentures.

      The exchange debentures will be issued only in registered form, without coupons and in denominations of $1,000 or any integral multiple thereof. The exchange debentures may be surrendered for transfer, exchange or conversion at the office of the trustee, or its agent, in New York, New York. No service charge will be made for any transfer or exchange of the exchange debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including the fees and expenses of the trustee) payable in connection therewith. We will not be required:

•	to issue, register the transfer of or exchange any exchange debentures during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the day of such mailing; or

•	to register the transfer or exchange of any exchange debenture selected for redemption in whole or in part, except the unredeemed portion of exchange debentures being redeemed in part.

      All monies paid by us to the trustee or any paying agent for the payment of principal of and interest on any exchange debentures which remain unclaimed for two years after such principal or interest become due and payable may be repaid to us. Thereafter, the holder of such exchange debentures may, as an unsecured general creditor, look only to us for payment thereof.

      The indenture does not contain any provisions that would provide protection to holders of the exchange debentures against a sudden and dramatic decline in our credit quality resulting from any takeover, recapitalization or similar restructuring, except as described below under “Certain Rights to Require Repurchase of Exchange Debentures.”

Optional Conversion

      The exchange debentures will be convertible into our common stock prior to redemption or final maturity, initially at the conversion price of $3.20 per share, at any time after the average per share closing price of our common stock for 20 out of any 30 consecutive trading days is at least $3.84, subject to adjustment for the same events that require adjustment of the conversion price. The right to convert exchange debentures which have been called for redemption will terminate at the close of business on the second business day preceding the redemption date. See the section entitled “Optional Redemption” below.

      The conversion price will be subject to adjustment upon the occurrence of any of the following events:

•	the subdivision, combination or reclassification of outstanding shares of our common stock;

•	the payment in shares of our common stock of a dividend or distribution on any class of capital stock;

•	the issuance of rights or warrants to all holders of common stock entitling them to acquire shares of common stock at a price per share less than the current market price (as defined in the indenture);

•	the distribution to holders of common stock of shares of capital stock other than common stock, evidences of indebtedness or assets (including securities, but excluding dividends or distributions paid exclusively in cash and dividends, distributions, rights and warrants referred to above);

•	a distribution of cash (excluding any cash portion of a distribution resulting in an adjustment to all holders of common stock, in an aggregate amount that, together with (i) all other cash distributions made within the 12 months preceding such distribution, and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for the common stock consummated within the 12 months preceding such distribution, exceeds 12.5% of our market capitalization (being the product of the current market price times the number of shares of common stock then outstanding) on the date fixed for determining the stockholders entitled to such distribution; and

•	the consummation of a tender offer made by us or any subsidiaries for our common stock which involves an aggregate consideration that, together with any cash and other consideration payable in respect of any tender offer by us or any (i) of our subsidiaries for the common stock consummated within the 12 months preceding the consummation of such tender offer, and (ii) the aggregate amount of all cash distributions (excluding any cash portion of a distribution resulting in an adjustment as provided above) to all holders of the common stock within the 12 months preceding the consummation of such tender offer, exceeds 12.5% of our market capitalization at the date of consummation of such tender offer.

      No adjustment of the conversion price will be required to be made until cumulative adjustments amount to at least one percent of the conversion price, as last adjusted. Any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

      In addition to the foregoing adjustments, we will be permitted to reduce the conversion price as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the common stock or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

      In the case of any consolidation or merger of our company with any other corporation (other than one in which no change is made in our common stock), or any sale or transfer of all or substantially all of our assets, the holder of any exchange debentures then outstanding will, with certain exceptions, have the right thereafter to convert such exchange debenture only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which such exchange debentures might have been converted immediately prior to such consolidation, merger, sale or transfer; and adjustments will be provided for events subsequent thereto that are as nearly equivalent as practical to the conversion price adjustments described above.

      Fractional shares of common stock will not be issued upon conversion, but, in lieu thereof, we will pay a cash adjustment based upon the then closing price of our common stock at the close of business on the day of conversion. If any exchange debentures are surrendered for conversion during the period from the opening of business on any regular record date through and including the next succeeding interest payment date (except any such exchange debentures called for redemption), such exchange debentures when surrendered for conversion must be accompanied by payment in New York Clearing House funds of an amount equal to the interest thereon which the registered holder on such regular record date is to receive. Except as described in the preceding sentence, no interest will be payable by us on converted exchange debentures with respect to any interest payment date subsequent to the date of conversion. No other payment or adjustment for interest or dividends will be made upon conversion.

Mandatory Conversion

      The exchange debentures will automatically convert into common stock at the conversion price then in effect:

•	if the average per share closing price of our common stock for 20 out of 30 consecutive trading days ending on or before August 26, 2005 is at least $6.00, subject to adjustment for the same events that require adjustment of the conversion price; or

•	if the average per share closing price of our common stock for 20 out of 30 consecutive trading days ending after August 26, 2005 is at least $4.00, subject to adjustment for the same events that require adjustment of the conversion price.

      The exchange debentures will automatically convert on the 10th business day following the first day on which the conditions to mandatory conversion have been satisfied. Any unpaid interest on the exchange debentures accrued as of the date that the exchange debentures are required to convert will be paid in cash to the holders of such exchange debentures upon surrender thereof for conversion, subject to the right of holders of record on the relevant record date to receive interest due on the interest payment date that is on or prior to the mandatory conversion date.

Subordination

      The payment of the principal of and interest on the exchange debentures will be subordinated in right of payment to the prior payment in full of all senior indebtedness. The exchange debentures will be our senior subordinated indebtedness and will rank pari passu with the remaining existing debentures and all of our future senior subordinated indebtedness. The exchange debentures will be senior to all of our existing and future subordinated indebtedness. If there is a payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings involving our company, the holders of all senior indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon or provision for such payment in money or money’s worth before the holders of the exchange debentures will be entitled to receive any payment in respect of the principal of or interest on the exchange debentures. In the event of the acceleration of the maturity of the exchange debentures, the holders of all senior indebtedness will first be entitled to receive payment in full in cash of all amounts due thereon or provision for such payment in money or money’s worth before the holders of the exchange debentures will be entitled to receive any payment for the principal of or interest on the exchange debentures. No payments on account of principal of or interest on the exchange debentures or on account of the purchase or acquisition of exchange debentures may be made if there has occurred and is continuing a default in any payment with respect to senior indebtedness, any acceleration of the maturity of any senior indebtedness or if any judicial proceeding is pending with respect to any such default.

      Senior indebtedness is defined in the indenture as the principal of and interest on:

•	all of our indebtedness for money borrowed, whether outstanding on the date of execution of the indenture or thereafter created, incurred or assumed, except any such other indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it:

•	is junior in right of payment to the exchange debentures; or

•	ranks pari passu in right of payment with the exchange debentures; and

•	any amendments, renewals, extensions, modifications, refinancings and refundings of any of the foregoing.

      The term “indebtedness for money borrowed” when used with respect to us is defined to mean:

•	any obligation of, or any obligation guaranteed by, our company for the repayment of borrowed money (including, without limitation, fees, penalties and other obligations in respect thereof), whether or not evidenced by bonds, debentures, notes or other written instruments, and reimbursement obligations for letters of credit;

•	any deferred payment obligation of, or any such obligation guaranteed by, our company for the payment of the purchase price of property or assets evidenced by a note or similar instrument; and

•	any obligations and other liabilities (contingent or otherwise) of, or any such obligation guaranteed by, our company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on our balance sheet under generally accepted accounting principles.

      The indenture does not limit or prohibit the incurrence of senior indebtedness. At March 31, 2003, the aggregate amount of senior indebtedness outstanding and the amount of indebtedness and other liabilities to which the exchange debentures are effectively subordinated was $13.7 million, we had no indebtedness outstanding, other than the existing debentures, that would have ranked pari passu with the exchange debentures, and we had no indebtedness outstanding that would have been subordinated indebtedness. We also expect to incur senior indebtedness from time to time in the future.

Optional Redemption

      The exchange debentures will be redeemable at our option at any time on or after August 26, 2005, in whole or in part, upon not less than 30 nor more than 60 days’ notice mailed to each holder of the exchange debentures to be redeemed at its address appearing in the security register and prior to maturity, at a redemption price equal to 100% of the principal amount plus accrued interest to the redemption date, subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date.

      No sinking fund will be provided for the exchange debentures.

Consolidation, Merger and Sale of Assets

      We will not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person unless:

•	if applicable, the person formed by such consolidation or into which we are merged or the person which acquires or leases all or substantially all of our properties and assets is a corporation, limited liability company, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and expressly assumes payment of the principal of and interest on the exchange debentures and performance and observance of each of our obligation under the indenture;

•	after consummating such consolidation, merger, conveyance, transfer or lease, no default or event of default will occur and be continuing;

•	such consolidation, merger, conveyance, transfer or lease does not adversely affect the validity or enforceability of the exchange debentures; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the provisions of the indenture.

Certain Rights to Require Repurchase of Exchange Debentures

      In the event of any repurchase event (as defined below) occurring on or prior to maturity, each holder of the exchange debentures will have the right, at the holder’s option, to require us to repurchase all or any part of the holder’s exchange debentures on the date that is 60 days after the date we give notice of the repurchase event as described below at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date. On or prior to the repurchase date, we will deposit with the trustee or a paying agent an amount of money in same day funds sufficient to pay the repurchase price of the exchange debentures which are to be repaid on or promptly following the repurchase date.

      Our failure to provide timely notice of a repurchase event, as provided for below, or to repurchase the exchange debentures when required under the preceding paragraph will result in an event of default under the indenture whether or not such repurchase is permitted by the subordination provisions of the indenture.

      On or before the 60th day after the occurrence of a repurchase event, we will be obligated to mail to all holders of exchange debentures a notice of the occurrence of such repurchase event identifying the event and the date thereof, the repurchase date, the date by which the repurchase right must be exercised, the repurchase price for exchange debentures and the procedures which the holder must follow to exercise this right. To exercise the repurchase right, the holder of exchange debentures must deliver, on or before the close of business on the repurchase date, written notice to us (or an agent designated by us for such purpose) and to the trustee, of the holder’s exercise of such right, together with the certificates evidencing the exchange debentures with respect to which the right is being exercised, duly endorsed for transfer.

      A “repurchase event” means:

•	the occurrence of a change in control (as defined below) followed by a determination by a nationally recognized credit rating agency that the credit rating applicable to the exchange debentures immediately following the change of control is not at least as favorable as that existing immediately prior to the change in control; or

•	a termination of trading (as defined below).

      A “change in control” occurs when:

•	all or substantially all of our assets are sold as an entirety to any person or related group of persons;

•	there shall be consummated any consolidation or merger of the company (i) in which we are not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary in which all shares of our common stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration), or (ii) pursuant to which our common stock would be converted into cash, securities or other property, except in the case of (i) and (ii), a consolidation or merger in which the holders of our common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power of all classes of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such consolidation or merger in substantially the same proportion as their ownership of our common stock immediately before such transaction;

•	any person, or any persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof shall beneficially own (as defined in Rule 13d-3 under the Exchange Act) at least 50% of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors;

•	at any time during any consecutive two-year period, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our stockholders was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

•	we are liquidated or dissolved or adopt a plan of liquidation or dissolution;

provided, however, that a change in control will not be deemed to have occurred if either:

•	the closing price per share of our common stock for any 10 trading days within the period of 20 consecutive trading days ending immediately before the change in control shall equal or exceed 105% of the conversion price in effect on each such trading day; or

•	at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change in control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on Nasdaq (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions such exchange debentures become convertible solely into such publicly traded securities, and (ii) the consideration in the transaction or transactions constituting the change in control consists of cash, publicly traded securities or a combination of cash and publicly traded securities with an aggregate fair market value (which, in the case of publicly traded securities, shall be equal to the average closing price during the ten consecutive trading days commencing with the sixth trading day following consummation of the transaction or transactions constituting the change in control) of at least 105% of the conversion price in effect on the date immediately preceding the date of consummation of such change in control.

      A “termination of trading” shall occur if our common stock (or other common stock into which the exchange debentures are then convertible) is not:

•	listed for trading on a U.S. national securities exchange;

•	approved for trading on an established automated over-the-counter trading market in the United States, including Nasdaq’s electronic bulletin board; or

•	quoted or reported by Pink Sheets LLC or a similar organization or agency succeeding to its functions of reporting trading quotes or prices.

      The right to require repurchase of the exchange debentures may be waived by a majority of the outstanding principal amount of existing debentures.

      The right to require repurchase of the exchange debentures may make more difficult or discourage a takeover of our company, and, thus, the removal of incumbent management.

      The right to require us to repurchase exchange debentures as a result of the occurrence of a repurchase event could create an event of default under our senior indebtedness, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the exchange debentures. See “Subordination.” Our failure to repurchase the exchange debentures when required will result in an event of default with respect to the exchange debentures whether or not such repurchase is permitted by the subordination provisions. Our ability to pay cash to the holders of exchange debentures upon a repurchase may be limited by certain financial covenants contained in our senior indebtedness.

      In the event a repurchase event occurs and the holders exercise their rights to require us to repurchase exchange debentures, we intend to comply with applicable tender offer rules under the Exchange Act of 1934, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase.

      The foregoing provisions would not necessarily afford holders of the exchange debentures protection in the event of highly leveraged or other transactions involving us that may adversely affect holders. Moreover, certain events that may involve an actual change of control would not constitute a “change of control” for purposes of the indenture. In addition, the foregoing provisions may discourage open market purchases of the common stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limit a stockholder’s ability to realize a premium over the market price of the common stock in connection with any such transaction.

Events of Default

      The following are events of default under the indenture with respect to the exchange debentures:

•	default in the payment of principal of any exchange debenture when due (even if such payment is prohibited by the subordination provisions of the indenture);

•	default in the payment of any interest on any exchange debenture when due, which default continues for 30 days (even if such payment is prohibited by the subordination provisions of the indenture);

•	failure to provide timely notice of a repurchase event as required by the indenture;

•	default in the payment of the repurchase price in respect of any new debenture on the repurchase date (even if such payment is prohibited by the subordination provisions of the indenture);

•	default in the performance, or breach, of any of our other covenant in the indenture which continues for 60 days after written notice as provided in the indenture;

•	default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or any subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any subsidiary, whether such indebtedness now exists or shall hereafter be created, which default shall constitute a failure to pay the principal of indebtedness in excess of $5,000,000 when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in indebtedness in excess of $5,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding exchange debentures a written notice specifying such default and requiring us to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled; and

•	certain events in bankruptcy, insolvency or reorganization of us or any material subsidiaries.

      If an event of default with respect to the exchange debentures occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding exchange debentures then outstanding may declare the principal of and interest accrued on the exchange debentures to the date of declaration on all such exchange debentures to be due and payable immediately, but if we cure all events of default (except the nonpayment of interest on and principal of any exchange debentures) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of outstanding exchange debentures. If an event of default shall occur as a result of an event of our bankruptcy, insolvency or reorganization or any subsidiary, the principal of and any accrued and unpaid interest on the exchange debentures shall automatically become due and payable. We are required to furnish to the trustee annually a statement as to the performance by us of certain of our obligations under the indenture and as to any default in such performance. The indenture provides that the trustee may withhold notice to the holders of the exchange debentures of any continuing default (except in the payment of the principal of or interest on any exchange debentures) if the trustee considers it in the interest of holders of the exchange debentures to do so.

Modification, Amendments and Waivers

      Except as provided below, the indenture or the exchange debentures may be amended or supplemented with the consent of the holders of not less than a majority in principal amount of the exchange debentures, and any past default hereunder and its consequences may be waived by the holders of not less than a majority in principal amount of the exchange debentures.

      Without the consent of the holder of each outstanding exchange debenture affected, an amendment or supplement may not:

•	change the maturity of the principal of, or any installment of interest on, any exchange debenture, or reduce the principal amount thereof or the rate of interest thereon payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any exchange debenture or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption, on or after the redemption date), or adversely affect the right to convert any exchange debenture as provided in the indenture, or modify the provisions of the indenture with respect to the subordination of the exchange debentures, in a manner adverse to the holders;

•	reduce the percentage in principal amount of the exchange debentures, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences provided for in the indenture;

•	make any change in the indenture relating to waivers of past defaults or the right of holders of exchange debentures to receive payments of principal of or interest on the exchange debentures; or

•	modify any of the provisions of the indenture relating to amendment, supplement or waiver (except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each exchange debenture affected).

      Modifications and amendments of the indenture may be made by us and the trustee without the consent of the holders to:

•	cause the indenture to be qualified under the Trust Indenture Act of 1939;

•	evidence the succession of another person to us and the assumption by any such successor of the covenants of ours herein and in the exchange debentures;

•	add to our covenants for the benefit of the holders or an additional event of default, or surrender any right or power conferred upon us;

•	secure the exchange debentures;

•	make provision with respect to the conversion rights of holders in the event of a consolidation, merger or sale of assets involving us, as required by the indenture;

•	evidence and provide for the acceptance of appointment by a successor trustee with respect to the exchange debentures; or

•	cure any ambiguity, correct or supplement any provision which may be defective or inconsistent with any other provision, or make any other provisions with respect to matters or questions arising under the indenture which shall not be inconsistent with the provisions of the indenture;

provided, however, that no such modifications or amendment may adversely affect the interest of holders in any material respect.

Governing Law

      The trustee under the indenture governing the exchange debentures will be Wachovia Bank, N.A. The indenture and exchange debentures will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

Information Concerning the Trustee

      We and our subsidiaries may maintain deposit accounts and conduct other banking transactions with the trustee in the ordinary course of business.

COMPARISON OF EXCHANGE DEBENTURES AND EXISTING DEBENTURES

      The following is a comparison of the terms of the exchange debentures and the existing debentures. The terms of the existing debentures are substantially identical to the terms of the exchange debentures except for the material differences summarized below.

	Exchange Debentures	Existing Debentures

Issuer	World Airways, Inc.	World Airways, Inc.

Securities	Up to $40,545,000 aggregate principal amount of 8% Convertible Senior Subordinated Debentures Due 2009.	$40,545,000 aggregate principal amount of 8% Convertible Senior Subordinated Debentures Due 2004.

Maturity	August 26, 2009.	August 26, 2004.

Interest	8% per annum in cash.	8% per annum in cash.

Interest payment dates	February 26 and August 26 of each year, commencing on February 26, 2004.	February 26 and August 26 of each year.

Optional conversion	Convertible at the option of the holder at a conversion price of $3.20 per share, subject to customary anti-dilution adjustments, at any time after the average per share closing price of our common stock for 20 out of 30 consecutive trading days is at least $3.84, subject to anti-dilution adjustments.	Convertible at any time at the option of the holder at a conversion price equal to $8.90 per share subject to customary anti-dilution adjustments.

	Exchange Debentures	Existing Debentures

Mandatory conversion	The exchange debentures will automatically convert into common stock at the conversion price then in effect:	None.
• if the average per share closing price of our common stock for 20 out of 30 consecutive trading days ending on or before August 26, 2005 is at least $6.00, subject to anti-dilution adjustments; or
• if the average per share closing price of our common stock for 20 out of 30 consecutive trading days ending after August 26, 2005 is at least $4.00, subject to anti-dilution adjustments.

Ranking	Subordinated in right of payment to all existing and future senior indebtedness and pari passu with all other senior subordinated indebtedness, including any remaining existing debentures.	Subordinated in right of payment to all existing and future senior indebtedness and pari passu with all other senior subordinated indebtedness, including the exchange debentures.

Optional redemption	Redeemable at our option at any time on or after August 26, 2005, in whole or in part, at 100% of the principal amount thereof.	Redeemable at our option at any time, in whole or in part, at 101.143% of the principal amount thereof.

Consolidation, merger and sale of assets	Consolidation, merger or sale of all or substantially all assets is prohibited by the indenture, unless:	Same as exchange debentures.
• if applicable, the person formed by such consolidation or into which we are merged or the person which acquires or leases all or substantially all of our properties and assets (a) is a corporation, limited liability company, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia; and (b) expressly assumes payment of the principal of and interest on the exchange debentures and performance and observance of each of our obligation under the indenture;
• after consummating such consolidation, merger, conveyance, transfer or lease, no default or event of default will occur and be continuing;
• such consolidation, merger, conveyance, transfer or lease does not

Exchange Debentures	Existing Debentures

adversely affect the validity or enforceability of the exchange debentures; and
• we have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the provisions of the indenture.

Right to require repurchase	In the event of any repurchase event, defined as (i) the occurrence of a change in control followed by a determination by a nationally recognized credit rating agency that the credit rating applicable to the exchange debentures immediately following the change in control is not at least as favorable as that existing immediately prior to the change in control, or (ii) a termination of trading, each holder of exchange debentures has the right to require us to repurchase all or any part of the holder’s exchange debentures at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date. A repurchase event may be waived by a majority of the outstanding principal amount of exchange debentures.
The definition of change in control includes:	In the event of any repurchase event, defined as either the occurrence of a change in control or a termination of trading, each holder of existing debentures has the right to require us to repurchase all or any part of the holder’s existing debentures at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date.
A termination of trading under the indenture governing the existing debentures would occur if our common stock is not:
• listed for trading on a U.S. national securities exchange; or
• approved for trading on an established automated over-the-counter trading market in the United States.
• the sale of substantially all of our assets;
• certain mergers and consolidations;
• the acquisition by a person or group of beneficial ownership of at least 50% of total voting power of our capital stock;
• a change in a majority of directors in any consecutive two-year period; and
• liquidation or dissolution of our company.
A termination of trading would occur if our common stock is not:
• listed for trading on a U.S. national securities exchange;
• approved for trading on an established

	Exchange Debentures	Existing Debentures

automated over-the-counter trading market in the United States, including Nasdaq’s electronic bulletin board; or
• quoted or reported by Pink Sheets LLC or a similar organization or agency succeeding to its functions of reporting trading quotes or prices.

Events of default	Under the indenture, events of default include:	Same as the exchange debentures.
• default in the payment of principal of any exchange debenture when due (even if such payment is prohibited by the subordination provisions of the indenture);
• default in the payment of any interest on any exchange debenture when due, which default continues for 30 days (even if such payment is prohibited by the subordination provisions of the indenture);
• failure to provide timely notice of a repurchase event as required by the indenture;
• default in the payment of the repurchase price in respect of any new debenture on the repurchase date (even if such payment is prohibited by the subordination provisions of the indenture);
• default in the performance, or breach, of any of our other covenant in the indenture which continues for 60 days after written notice as provided in the indenture;
• default in the performance, or breach, of any of our other covenant in the indenture which continues for 60 days after written notice as provided in the indenture;
• default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or any subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any subsidiary, whether such indebtedness now exists or shall

	Exchange Debentures	Existing Debentures

hereafter be created, which default shall constitute a failure to pay the principal of indebtedness in excess of $5,000,000 when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in indebtedness in excess of $5,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding exchange debentures a written notice specifying such default and requiring us to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled; and
• certain events of bankruptcy, insolvency or reorganization of our company or any of our material subsidiaries.
Covenants	The indenture contains a number of covenants, including covenants relating to:	Same as exchange debentures.
• the punctual payment of the principal and interest on the exchange debentures when due;
• the maintenance of an office or agency in New York, New York, where the exchange debenture may be presented or surrendered for payment, transfer or conversion, and where notice and demands may be made;
• if we elect to act as our own paying agent, the establishment of a separate trust for the benefit of the holders of the exchange debentures before each due date of the principal or interest in which we must hold funds sufficient to pay the principal or interest when it becomes due;
• if we elect to have one or more paying agent, the deposit by us with each paying agent on or prior to 11:00 a.m., New York City time, on each due date of principal or interest, of a sum

	Exchange Debentures	Existing Debentures

in same day funds sufficient to pay the principal or interest so becoming due;
• the delivery to the trustee, within 120 days after the end of each fiscal year, of an officer’s certificate stating whether or not (to the best of our knowledge) we are in default in the performance and observance of any of the terms and conditions of the indenture;
• the preservation of our corporate existence, rights and franchises (however, we are not required to do so if our board of directors determines that such preservation is no longer desirable in the conduct of our business);
• the maintenance of all buildings and equipment in such condition and working order as in our judgment may be necessary in the interest of our business (however, this requirement will be suspended if we find it desirable in the conduct of our business and in compliance with indenture provisions relating to consolidation or merger, or conveyance, transfer or lease of assets; and
• the payment of all taxes, assessments and governmental charges levied or imposed on us or any of our subsidiaries, or upon our or any of our subsidiaries’ income, profits or property, which, if unpaid, might by law become a lien upon our or any of our subsidiaries’s property.

Modification, amendments and waivers	The indenture may be amended with the consent of the holders of not less than a majority in principal amount of the exchange debentures, except that the consent of the holder of each outstanding exchange debenture is required for any amendment that:	Same as exchange debentures, except that an amendment to the repurchase event provisions of the indenture requires the consent of the holder of each outstanding existing debenture affected.
• changes the maturity of or reduces the principal or interest on any exchange debenture;
• changes the place of payment or currency in which any principal or interest is payable;

	Exchange Debentures	Existing Debentures

• impairs the right to institute suit for the enforcement of payment;
• adversely affects the right to convert any exchange debentures;
• changes the subordination provisions of the exchange debentures;
• reduces the percentage in principal amount of the exchange debentures;
• changes the indenture provisions relating to waivers of past defaults or the right of holders to receive payments of principal or interest on the exchange debentures; or
• modifies any of the provisions of the indenture relating to amendment, supplement or waiver.

Listing	None.	The existing debentures are eligible for trading on the PORTAL market.

DESCRIPTION OF CAPITAL STOCK

      The following is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by reference to the terms of and conditions of the our Certificate of Incorporation, certificate of designation, Bylaws and any agreement or other instrument, as applicable, governing our capital stock, the terms and conditions of which are being summarized.

Capital Stock

      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, of which 11,194,098 shares of common stock and no shares of preferred stock were outstanding as of June 30, 2003. All of the issued and outstanding shares of common stock are fully paid and nonassessable.

      The following summary description of our capital stock accurately describes the material rights of holders of our capital stock but does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws.

Common Stock

      The holders of validly issued and outstanding shares of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. At a meeting of stockholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provision of law or our Certificate of Incorporation or Bylaws. There is no cumulative voting with respect to the election of directors (or any other matter), but our board of directors is classified, which means that the holders of a majority of the shares at a meeting at which a quorum is present can elect all of the directors of the class then to be elected if they choose to do so, and, in such event, the holders of the remaining shares would not be able to elect any directors of that class.

      The holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

      Subject to the rights of holders of preferred stock, if any, in the event of our liquidation, dissolution or winding up, holders of common stock are entitled to participate equally, share for share, in all assets remaining after payment of liabilities.

Preferred Stock

      Our Certificate of Incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock in one or more series and to establish such relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as our board of directors may determine without further approval of our stockholders. The issuance of preferred stock by our board of directors could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a person or group to gain control of us.

      The issuance of any series of preferred stock, and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, our future capital needs, the then-existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock. At the date of this prospectus, there are no plans, agreements or understandings relative to the issuance of any shares of preferred stock.

Existing Warrants

      In August 1999 and March 2000, respectively, we entered into separate agreements with International Lease Finance Corporation, or ILFC, and The Boeing Company, or Boeing, our principal aircraft lessors. Under these agreements we issued warrants to purchase up to 1,000,000 shares of our common stock to ILFC and warrants to purchase 1,000,000 shares of our common stock to Boeing. We also agreed to register the shares, before or after exercise of these warrants, for public sale.

      The following is a summary description of the general terms and provisions of the existing warrants, but the summary does not purport to be complete and is qualified in all respects by reference to the actual text of the existing warrants, copies of which have been filed with the Commission.

Exercise Period

      The existing warrants are exercisable at any time commencing with the date of issuance and ending at 5:00 p.m., New York time, on August 23, 2004 with respect to the ILFC warrants, and March 29, 2005 with respect to the Boeing warrants.

Exercise Price

      The existing warrants entitle their holders to purchase shares of our common stock at a price of $2.50 per share, subject to certain anti-dilution adjustments. The holders of the existing warrants will be able to exercise the warrant, in whole or in part, by (1) delivering to us the certificates representing the existing warrants, (b) properly completing and executing forms of election to purchase; and (c) delivering to us payments of the aggregate exercise prices for the number of shares of our common stock as to which the existing warrants are being exercised.

Anti-Dilution Adjustments

      The exercise price of the existing warrants and the number of shares of our common stock purchasable upon the exercise of the existing warrants may be subject to adjustment in certain situations, including, but not limited to:

•	a payment of dividend or distribution of our common stock to the holders of our common stock, a split or other subdivision of the outstanding shares of our common stock, or the combination of the outstanding shares of our common stock into a smaller number shares;

•	the issuance of any additional shares of common stock or any securities convertible into our common stock for a consideration such as would diminish the aggregate fair market value of the existing warrants;

•	the issuance or distribution to holders of our common stock of evidences of our indebtedness, cash or other assets, shares of any class of capital stock; or

•	a consolidation, merger, or business combination of our company with or into another corporation, or the conveyance of all or substantially all of our assets.

Registration of Existing Warrants and Underlying Shares

      The holders of the existing warrants are entitled to make a written request to us to register under the Securities Act the common stock issuable under the existing warrants. Promptly following such a request, we are obligated to file with the Securities and Exchange Commission a registration statement on the applicable form for the registration of the common stock underlying the existing warrants. We must use our best efforts to cause such registration statement to become effective as soon as practicable to permit the holders of the existing warrants to sell or otherwise dispose of the common stock underlying the existing warrants.

      In addition, if we at any time propose to register any of our common stock under the Securities Act for our own account or for the account of any other holder of our common stock, we are obligated to give written notice to the holders of the existing warrants of our intention to effect registration of our common stock, and include in such registration process any underlying shares of common stock that the holders of the existing warrants specify in a written notice to us.

      We agreed to pay all registration expenses of the registration process, provide the holders of the existing warrants with copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the common stock underlying the existing warrants.

ATSB Warrants

      We expect to issue warrants to the ATSB in connection with the closing of the transaction whereby the ATSB will guarantee $27.0 million to support a $30.0 million loan term facility. For more details about the ATSB warrants and related registration rights, see the section entitled “Description of the ATSB Warrants” below.

MHS Registration Rights

      In connection a stock purchase agreement dated as of October 30, 1993 with Malaysian Helicopter Services Berhad, or MHS, we agreed that if at any time we propose to register any of our common stock under the Securities Act, we must give notice to MHS of the proposed registration, and MHS is entitled to include any of its unregistered shares acquired pursuant to the stock purchase agreement in the proposed registration statement. In connection with these registration rights, we have agreed, among other things, to take any action necessary to enable MHS to sell, transfer or otherwise dispose of our common stock and to ensure compliance with applicable state securities or “blue sky” laws, and under certain circumstances to bear the costs of registration and all related blue sky costs, other than expenses of MHS’s counsel and any underwriting fees and selling commissions.

Limitation on Voting by Foreign Owners

      Our Certificate of Incorporation treats foreign ownership restrictions in the same manner as applicable provisions of law and regulations, as amended or modified from time to time, relating to ownership or control of U.S. air carriers. Such restrictions currently require that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by foreign citizens for purposes of the foreign ownership restrictions, and that our President and at least two-thirds of its directors be U.S. citizens. The Certificate of Incorporation and Bylaws provide that no shares of capital stock may be voted by or at the direction of foreign citizens, unless such shares are registered on the foreign stock record. Our Bylaws further provide that no shares will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration. Naluri Berhad owns 10.9% of the outstanding common stock and such shares are registered on the foreign stock record.

Delaware Law and Certain Charter and Bylaw Provisions

      Certain provisions of Delaware law and of our Certificate of Incorporation and Bylaws, summarized in the following paragraphs, may be considered to have anti-takeover effects and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

Delaware Anti-Takeover Law

      As a Delaware corporation, we are subject to the provisions of the General Corporation Law of the State of Delaware, or GCL, including Section 203. In general, Section 203 of the GCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which such person became an interested stockholder unless:

•	prior to such date, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203 of the GCL; or

•	subsequent to such date, the business combination is approved by both our board of directors and by holders of at least 66 2/3% of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder.

      For these purposes, the term “business combination” includes mergers, asset sales and other similar transactions with an “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, to date we have not made this election.

Classified Board of Directors

      The Certificate of Incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board of directors is elected each year. Classification of our board of directors expands the time required to change the composition of a majority of directors and may tend to discourage an acquisition proposal for us. Moreover, under Delaware law, in the case of corporations having a classified board of directors, the stockholders may remove a director only for cause unless the corporation elects otherwise in its charter. Our Certificate of Incorporation and Bylaws provide for removal of directors only with cause.

Special Meetings of Stockholders; Action by Consent

      Our Bylaws provide that special meetings of stockholders may be called only by the Chairman of our board of directors or by the Secretary at the request in writing of a majority of the members of our board of directors. Our Bylaws also provide that any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote upon the written consent of the minimum number of stockholders necessary to authorize such action.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or a special meeting of stockholders, must provide timely notice of such meeting in writing. To be considered timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive office not less than 60 days prior to the scheduled annual meeting regardless of any postponements, deferrals or adjournments of the meeting. The Bylaws also specify certain requirements pertaining to the form and substance of a stockholders’ meeting. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

Indemnification

      Our Certificate of Incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us.

Limitation of Liability

      Our Certificate of Incorporation provides that our directors will not be personally liable for monetary damages to us for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision does not affect the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against the director arising out of his role as a director and not in any other capacity (such as an officer or employee of ours). Furthermore, liability of a director for violations of the federal securities laws will not be limited by this provision. Directors are not, however, liable for monetary damage arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

Transfer Agent

      Our transfer agent and registrar for our common stock is EquiServe.

DESCRIPTION OF SENIOR INDEBTEDNESS

Conditional Approval of ATSB Guarantee

      On April 23, 2003, the ATSB approved our application for a guarantee for $27.0 million to support a $30.0 million secured term loan we are seeking from various commercial lenders. This approval is subject to several conditions, including:

•	all the conditions contained in the Air Transportation Safety and System Stabilization Act and regulations thereunder;

•	structural and financial enhancements acceptable to the ATSB;

•	resolution of certain issues involving collateral;

•	receipt by the ATSB of additional compensation in amounts or on terms acceptable to the ATSB;

•	final documents and agreements in form and substance satisfactory to the ATSB; and

•	satisfactory completion of due diligence by the ATSB.

      We are making the exchange offer, in part, to induce the ATSB to issue the loan guarantee.

      We intend to use the net proceeds of the ATSB guaranteed loan to repay all borrowings outstanding under our current credit facility with Wells Fargo Foothill, Inc. and the balance for working capital purposes. As of March 31, 2003, we had notes payable of $13.7 million and outstanding letters of credit of $2.1 million under our current credit facility with Wells Fargo Foothill, Inc.

Proposed Terms of the ATSB Guaranteed Loan

      We are currently negotiating the terms of the loan agreement and related documents with a commercial lender and the ATSB. The following is a summary of the proposed terms and conditions of the loan agreement and related documents. The following summary is based on current drafts of agreements reflecting negotiations to date. We cannot assure you that the terms and conditions of the final agreements and related documents will not differ materially from the terms and conditions summarized below.

Principal Amount and Maturity

      The principal amount of the loan will be $30.0 million and the loan will have a term of five years.

Guarantees

      Of the $30.0 million principal amount, $27.0 million will be guaranteed by the ATSB and $3.0 million will be guaranteed by a third party. We refer to the ATSB guaranteed portion of the loan as the tranche A loan and the portion guaranteed by a third party as the tranche B loan.

Interest

      In the absence of a default, the tranche A loan will bear interest at a rate equal to:

•	the lender’s average cost of issuing commercial paper plus 0.50%; or

•	in the event the tranche A loan is funded by or assigned to another entity, LIBOR plus 0.50%.

      The interest rate on the tranche B loan is expected to be based on LIBOR plus 1.0%.

Guarantee Fees

      We expect to pay annual guarantee fees of 4.5%, increasing by 0.5% each year, with respect to the outstanding principal amount of the tranche A loan and 3.0% with respect to the outstanding principal amount of the tranche B loan.

Payment of Principal

      The $30 million principal amount of the loan will be repaid in three annual installments of $6.0 million each commencing in 2005 and a fourth installment of $12.0 million due in 2008.

Optional Pre-Payments

      We may pre-pay the principal amount of the loan and accrued interest, in whole or in part, in any amounts equal to or greater than the lesser of $1.0 million or 5% of the outstanding principal amount.

Mandatory Pre-Payments

      We will be required to pre-pay the loan, subject to certain limitations and carve-outs being negotiated, from:

•	the proceeds of future borrowings from other sources and issuance of debt or equity securities;

•	the proceeds of any significant asset sales; and

•	the net proceeds from insurance or condemnation.

Pre-Payment and Related Opportunity Costs

      In the event we make any optional or mandatory prepayment of the loan, we will be required to:

•	pay the tranche A lenders the amount they are required to pay to the holders of commercial paper, net of investment earnings; and

•	compensate the lenders for any costs or expenses incurred as a result of the prepayment.

Change of Control

      In the event of a change of control, as defined, the ATSB will have the right to require us to repay the loan in full. We are currently negotiating the definition of change of control.

Covenants

      The loan agreement will contain negative covenants that will limit (subject to customary exceptions) our ability to, among other things:

•	grant liens on our property;

•	make significant investments;

•	pay dividends or redeem capital stock;

•	liquidate, wind up or dissolve;

•	engage in mergers and similar business combinations;

•	dispose of assets by merger or otherwise;

•	engage in certain sale-leaseback transactions;

•	enter new joint ventures or speculative transactions;

•	prepay debt; and

•	enter into any going private transactions.

      In addition, for a specified period, we must, among other things, maintain:

•	a certain level of reserves of cash and cash equivalents; and

•	a number of specified ratios between earnings and indebtedness and earnings and fixed charges.

Description of the ATSB Warrants

      In connection with the ATSB guarantee, we expect to issue to the ATSB a series of warrants to purchase shares of our common stock representing in the aggregate 10% of our equity on a diluted basis to reflect the exercise of such ATSB warrants and the exercise or conversion of all of our other outstanding warrants and convertible securities other than our stock options. The following is a summary description of the proposed terms and provisions of the ATSB warrants and a related registration rights agreement based on the current drafts of the ATSB warrants and related registration rights agreement reflecting negotiations to date. We cannot assure you that the terms and conditions of the final ATSB warrants will not differ materially from the terms and conditions summarized below.

      We expect the ATSB warrants to consist of the following:

•	warrants to purchase 1,230,789 shares of common stock representing 10% of the sum of our shares outstanding as of March 31, 2003 and the shares subject to such ATSB warrants, exercisable at $0.78 per share for a period of seven years from the date of issuance;

•	warrants to purchase a number of shares equal to 10% of the sum of the shares issuable upon conversion of the existing debentures not tendered in the exchange offer and the shares subject to such ATSB warrants, exercisable at $8.90 per share until August 26, 2004. Assuming that $38,500,000 principal amount of existing debentures are exchanged in the exchange offer, we would issue ATSB warrants to purchase 25,531 shares in this series;

•	warrants to purchase a number of shares equal to 10% of the sum of the shares issuable upon conversion of the exchange debentures and the shares subject to such ATSB warrants, exercisable at $3.20 per share commencing on the second anniversary of the date of issuance until August 26, 2009. Assuming that $38,500,000 principal amount of exchange debentures are issued upon completion of the exchange offer, we would issue ATSB warrants to purchase 1,336,806 shares in this series;

•	warrants to purchase 111,111 shares of common stock, representing 10% of the sum of the shares subject to the existing Boeing warrants and the shares subject to such ATSB warrants, exercisable at $2.50 per share until August 23, 2004, the date of expiration of the Boeing warrants; and

•	warrants to purchase 111,111 shares of common stock, representing 10% of the sum of the shares subject to the existing ILFC warrants and the shares subject to such ATSB warrants, exercisable at $2.50 per share until March 29, 2005, the date of expiration of the ILFC warrants.

Exercise

      The exercise price of the ATSB warrants will be payable at the option of the warrant holder:

•	in cash or immediately available funds; or

•	by cancellation of indebtedness.

Adjustments

      The exercise price of each series of the ATSB warrants and the number of shares of our common stock purchasable upon the exercise of such series of ATSB warrants may be subject to adjustment in certain situations, including, but not limited to:

•	a payment of dividend or distribution of our common stock to the holders of our common stock, a split or other subdivision of the outstanding shares of our common stock, or the combination of the outstanding shares of our common stock into a smaller number shares;

•	the issuance of any rights, options or warrants to holders of our common stock to subscribe for or purchase shares of our common stock or securities convertible into our common stock at a price per share less than the greater of (1) the fair market value of our common stock on the date of such issuance, or (2) the then effective exercise price of the ATSB warrants;

•	the issuance or distribution to holders of our common stock of evidences of our indebtedness, cash or other assets, or shares of any class of capital stock;

•	a tender or exchange offer by us (other than an odd lot offer) for our common stock at a price in excess of the market price of our common stock at the expiration of the tender of exchange offer; or

•	the issuance or sale of any shares of our common stock or of any convertible securities, rights, options or warrants to subscribe for or purchase shares of our common stock, other than certain excluded issuances, in each case at an effective purchase price per share less than the greater of (1) the fair market value of our common stock on the date of such issuance, or (2) the then effective exercise price of the ATSB warrants.

Registration Rights

      The holder of the ATSB warrants will be entitled to:

•	demand registration of all or part of the common stock underlying the ATSB warrants under the Securities Act of 1933 on three separate occasions; and

•	request that we include the common stock underlying the ATSB warrants in any registration statement filed for purposes of a public offering of our common stock or any securities which are convertible into our common stock.

      We will use our best efforts to keep any registration statement covering the common stock underlying the ATSB warrants continuously effective by amending and supplementing the registration statement as required by applicable rules and regulations, for a period not to exceed the earlier of (1) 270 days, or (2) the date on which the underlying common stock is sold unless the registration statement relates to securities offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, in which case we will keep the registration statement effective until the sale of the common stock is complete.

      We will pay all registration expenses, other than any underwriting fees or selling commission, will provide the holder of the ATSB warrants with copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the common stock underlying the ATSB warrants.

Current Credit Facility

      The following is a summary of our current credit facility. This summary may not contain all of the information that may important to you. For a more complete understanding of our current credit facility, you should carefully review the loan and security agreement and any other documents to which we refer below.

Principal Amount and Maturity

      Pursuant to a loan and security agreement, dated as of December 12, 2002, with Wells Fargo Foothill, Inc., formerly known as Foothill Capital Corporation, we have obtained loans and letters of credit up to $30 million for a five-year term, subject to certain terms, conditions and limitation described below. Wells Fargo Foothill, Inc. will make loans and issue or facilitate the issuance of letters of credit with a sub-limit of $10 million secured by our assets. The available loan amount is determined by the lesser of the $30 million maximum limit and a borrowing base calculation, which includes eligible spare parts and receivables, subject to certain reserves and less a $5 million availability block.

Interest and Fees

      The agreement provides for various fees and expenses, including:

•	interest on outstanding loans at a rate based on the Wells Fargo Company prime rate plus a range of 0.5% to 2.0%, as determined by utilization;

•	an unused line fee in the range of 0.25% to 0.5%, as determined by utilization; and

•	a letter of credit fee of 2.75% of the face amount of letters of credit issued and outstanding.

Security Interest

      We formed a 100% owned subsidiary, World Airways Parts Company LLC, in connection with the Wells Fargo Foothill, Inc. credit facility to hold our aircraft inventory and facilitate our inventory borrowing base. We have assigned the subsidiary’s stock ownership to Wells Fargo Foothill, Inc. as security for the loan. The credit facility is further secured by a continuing security interest in our and our subsidiary’s right, title and interest in all currently existing and after-acquired personal property collateral, which, for purposes of the agreement, includes, but is not limited to, the following:

•	accounts;

•	books;

•	equipment;

•	general intangibles;

•	inventory;

•	investment property;

•	negotiable collateral;

•	money; and

•	proceeds and products of any of the types of collateral listed above.

Covenants

      The Wells Fargo Foothill, Inc. credit facility obligates us to maintain compliance with the following requirements for as long as any indebtedness remains outstanding:

•	restrictions on incurrence of indebtedness or liens with respect to any of our assets or income;

•	restrictions on mergers, consolidations, reorganization, sale of assets or liquidation;

•	restrictions on dividends and other payments with respect to our capital stock;

•	a prohibition on making or acquiring any investment;

•	a prohibition on any transactions with affiliates other than those that are consummated in the ordinary course of our business;

•	restrictions on redemptions and prepayments of certain debt;

•	a prohibition on changing the principal nature of our business as currently conducted;

•	prohibitions that we not cause or permit a change of control; and

•	requirements to maintain:

—	minimum EBITDA as set forth in detailed schedules in the agreement;

—	minimum net worth as set forth in detailed schedules in the agreement; and

—	required availability of not less than $8 million on the first day of each month and through the seventh day of each month, and not less than $10 million after the seventh day of each month and through the last day of each month.

      In addition, under the Wells Fargo Foothill, Inc. credit facility, we are obligated by May 28, 2004 to obtain an amendment to, extension of or refinancing of or other modification to our existing debentures, in form and upon terms and conditions satisfactory to Wells Fargo Foothill, Inc..

Events of Default

      Under the Wells Fargo Foothill, Inc. credit facility, events of default include, among others:

•	our failure to pay amounts under the credit facility when due and payable

•	the breach by us or our subsidiary of any covenants, representations or warranties contained in the credit facility;

•	certain events of bankruptcy, insolvency or dissolution of us or of our subsidiary;

•	a judgment against us or our subsidiary in excess of $500,000 individually or $1 million in the aggregate that becomes a lien or encumbrance on our or our subsidiary’s properties or assets;

•	a default under any material agreement to which we or our subsidiary is a party and such default (a) occurs at the final maturity of the obligations under such agreement, or (b) results in a right by the other party to such agreement to accelerate the maturity of the obligations under such agreement, to terminate such agreement or to refuse to renew such agreement pursuant to an automatic renewal provision; and

•	A default under, or non-renewal of, the Air Force Mobility Agreement for any reason.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a general discussion of certain anticipated U.S. Federal income tax consequences to U.S. holders and non-U.S. holders whose existing debentures are tendered and accepted in the exchange offer. For purposes of this discussion, a U.S. holder is a beneficial holder of existing debentures or exchange debentures received in the exchange offer that is:

•	a citizen or resident of the United States, including, an alien resident who is a lawful permanent resident of the United Sates or who meets the substantial presence test under Section 7701(b) of the Internal Revenue Code;

•	a corporation (or other entity taxable as a corporation for United States Federal income tax purposes) created or organized in or under the laws of the United States or of any State;

•	a partnership (or other entity taxable as a partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States or of any State;

•	an estate, if its income is subject to United States Federal income taxation regardless of its source; or

•	a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if it has made a valid election to be treated as a United States person.

      A non-U.S. holder is a holder that is not a U.S. holder.

      This discussion does not purport to address all aspects of United States Federal income taxation that may be relevant to particular holders in light of their personal circumstances or the effect of any applicable state, local or foreign tax laws. In addition, this discussion does not deal with persons that are subject to special tax rules, such as (i) dealers or traders in securities or currencies, (ii) financial institutions or other U.S. holders that treat income in respect of the existing debentures or the exchange debentures as financial services income, (iii) insurance companies, (iv) tax-exempt entities, (v) persons holding existing debentures or exchange debentures as part of a straddle, conversion transaction or other arrangement involving more than one position, or (vi) persons whose functional currency is not the U.S. dollar. This discussion assumes that the existing debentures are held, and the exchange debentures will be held, as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code.

      Because the law with respect to certain United States Federal income tax consequences of the exchange of existing debentures for exchange debentures is uncertain and no ruling has been or will be requested from the Internal Revenue Service on any tax matter concerning the exchange of existing debentures for exchange debentures, no assurances can be given that the Internal Revenue Service or a court considering these issues would agree with the positions or conclusions discussed below.

      Holders are urged to consult their tax advisors as to the consequences to them of the existing debentures, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Federal Income Tax Consequences to U.S. Holders Who Exchange Existing Debentures for Exchange Debentures

General

      The exchange of existing debentures for exchange debentures will qualify as a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code if both the existing debentures and exchange debentures are considered “securities” for the United States Federal income tax purposes. The law is unclear as to whether a debt instrument with approximately a one-year maturity, in the case of the existing debentures, and approximately a six-year maturity, in the case of the exchange debentures, are considered to be securities for United States Federal income tax purposes. If the exchange qualifies as a recapitalization, no gain or loss will be recognized by an exchanging U.S. holder except that gain (i.e., the excess of the fair market value of the existing debentures plus the amount of cash received over the tax basis of the exchange debentures, if any), will be recognized to the extent of the amount of cash received (not including cash representing the payment of interest). In addition, the exchange debentures will have an initial tax basis in the hands of the exchanging U.S. holder equal to the tax basis of the existing debentures exchanged, and the exchange debentures will have a holding period that includes the period during which the exchanging U.S. holder held the existing debentures. We believe that both the existing debentures and the exchange debentures are securities for United States Federal income tax purposes, and will report the exchange of the existing debentures for the exchange debentures for United States Federal income tax purposes in a manner consistent with such belief.

      In the event that either the existing debentures or the exchange debentures are not securities for United States Federal income tax purposes, then an exchanging U.S. holder will recognize gain or loss equal to the U.S. holder’s tax basis in the existing debentures and the issue price of the exchange debentures for United States Federal income tax purposes. We believe that neither the exchange debentures nor the existing debentures are publicly traded as defined in the Regulations under Section 1273 of the Internal Revenue Code. Accordingly, the issue price of the exchange debentures will be determined in accordance with the provisions of Section 1274 of the Internal Revenue Code and the

regulations thereunder. So long as the interest rate on the exchange debentures is at least equal to the applicable federal rate for notes of same term, the issue price of the exchange debentures will be equal to the stated principal amount of the exchange debentures and an exchanging U.S. holder will recognize gain or loss on the exchange in the amount of the difference between the holder’s tax basis for the existing debentures and the face amount of the exchange debentures. The U.S. holder’s tax basis in the exchange debentures will be equal to the face amount of the exchange debentures at the time of the exchange, and the holding period in the exchange debentures will begin on the date of the exchange.

Market Discount

      If the exchange qualifies as a recapitalization, U.S. holders exchanging existing debentures with market discount pursuant to the exchange offer will not recognize any gain or loss upon the exchange with respect to accrued market discount. Instead, the market discount rules will continue to apply to any exchange debentures received by an exchanging U.S. holder who acquired existing debentures subsequent to their original issuance of such existing debentures. Exchange debentures that are exchanged for existing debentures with market discount will continue to accrue market discount over their terms.

      Any gain recognized by the U.S. holder on the subsequent disposition of exchange debentures received in exchange for existing debentures having market discount will be treated as ordinary income to the extent of the market discount that accrued while held by such holder. A U.S. holder of a debt instrument acquired at market discount may elect to include market discount in gross income as such market discount accrues, either on a straight-line basis or a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the Internal Revenue Service. Unless the U.S. holder elects to include market discount in income on a current basis, as described above, the holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry existing debentures or exchange debentures with market discount.

Sale or Exchange of Exchange Debentures

      In general, subject to the rules discussed above under “Market Discount,” the sale, exchange or redemption of exchange debentures will result in capital gain or loss equal to the difference between the amount realized and the exchanging U.S. holder’s tax basis in the exchange debentures immediately before such sale, exchange or redemption (which will reflect any original issue discount and market discount previously included in income).

Payment of Interest

      Interest on the exchange debentures will generally be taxable as ordinary income at the time it is paid or accrued based on the U.S. holder’s method of accounting for United States Federal income tax purposes.

Conversion of Exchange Debentures

      In general, no income, gain or loss will be recognized on the conversion of exchange debentures into common stock, except for any cash received instead of a fractional share of common stock as described below or accrued market discount not previously taxed. Any gain so recognized will generally be capital gain. The tax basis in the common stock received in the conversion will be the same as the U.S. holder’s adjusted tax basis in the exchange debentures at the time of conversion, reduced by any basis attributable to fractional shares. For capital gains purposes, the holding period for the common stock will generally include the holding period for the exchange debentures that were converted (as noted above, the U.S. holder’s holding period should include the period during which the U.S. holder held his or her existing debentures prior to the exchange).

      Cash received instead of a fractional share of common stock should be treated as a payment in exchange for the fractional share of common stock. This will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the adjusted tax basis allocated to the fractional share).

Backup Withholding and Information Reporting

      The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the Internal Revenue Service. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the Internal Revenue Service to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate will remain at 28% from 2003 until 2010. The information reporting and backup withholding rules do not apply to payments to corporations.

      Payments of interest or dividends to individual U.S. holders of exchange debentures or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

      Payments made by a broker to a U.S. holder of exchange debentures or common stock upon a sale of the exchange debentures or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

      Any amounts withheld from a payment to a U.S. holder of exchange debentures or common stock under the backup withholding rules can be credited against any United States Federal income tax liability of the holder.

      Each prospective investor should consult its own tax advisor regarding the particular United States Federal, state, local and foreign tax consequences of the exchange offer and of holding and disposing of exchange debentures and common stock, including the consequences of any proposed change in applicable laws.

Federal Income Tax Consequences to Non-U.S. Holders Who Exchange Existing Debentures for Exchange Debentures

The Exchange

      Except as described in the discussion regarding gain or income realized upon the sale, exchange, redemption or other taxable disposition of an exchange debenture in this section captioned “Federal Income Tax Consequences to Non-U.S. Holders who Exchange Existing Debentures for the Exchange Debentures,” a non-U.S. holder generally will not be subject to United States Federal income tax on any gains resulting from the exchange of the existing debentures for the exchange debentures.

The Exchange Debentures

      Under present United States Federal income and estate tax law, and subject to the below concerning backup withholding

•	no withholding of United States Federal income tax will be required with respect to the payment by us of principal or interest on an exchange debenture owned by a non-U.S. holder, provided that

(i) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to us through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on an exchange debenture is described in Section 881(c)(3)(A) of the Internal Revenue Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in Section 871(h) and Section 881(c) of the Internal Revenue Code and the regulations thereunder; and

•	no withholding of United States Federal income tax will be required with respect to any gain or income realized by a non-U.S. holder upon the sale, exchange or retirement of an exchange debenture.

      To satisfy the statement requirement referred to above, the beneficial owner of exchange debentures, or a financial institution holding the exchange debentures on behalf of such owner in the ordinary course of its trade or business, must provide us, or our paying agent, in accordance with specified procedures, with a statement to the effect that the beneficial owner is not a U.S. person. Pursuant to current Treasury regulations, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a U.S. person (which certification may be made on Form W-8BEN (or successor form) or (2) a financial institution holding the exchange debenture on behalf of the beneficial owner certifies, under penalties of perjury, that such a statement has been received by it and furnishes a paying agent with a copy thereof.

      If a non-U.S. holder cannot satisfy the requirements of the “portfolio interest” exception described in above, payments of interest made to such non-U.S. holder will be subject to a 30% withholding tax unless the beneficial owner of the exchange debentures provides us or our paying agent, as the case may be, with a properly executed (1) Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) Form 4224 (or successor form) stating that interest paid on the exchange debentures is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States.

      If interest on an exchange debenture is effectively connected with the conduct by a non-U.S. holder of a trade or business in the United States, the non-U.S. holder, although exempt from the withholding tax discussed above, generally will be subject to United States Federal income tax on such amounts in the same manner as if it were a United States holder of a exchange debenture. In addition, if such holder of an exchange debenture is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on an exchange debenture will be included in such foreign corporation’s earnings and profits.

      Any gain or income realized upon the sale, exchange, redemption or other taxable disposition of an exchange debenture generally will not be subject to United States Federal income tax unless (i) such gain or income is effectively connected with the conduct by the non-U.S. holder of a United States trade or business or (ii) in the case of an individual, such non-U.S. holder is present in the United States for a total of 183 days or more during the taxable year of such sale, exchange or retirement, and certain other conditions are met. In general, upon conversion of an exchange debenture into common stock, a non-U.S. holder will not recognize any gain or loss for United States Federal income tax purposes. See “— Federal Income Tax Consequences to U.S. Holders Who Exchange Existing Debentures for Exchange Debentures — Conversion of Exchange Debentures.”

      An exchange debenture beneficially owned by an individual who at the time of death is a non-U.S. holder will not be subject to United States Federal estate tax as a result of such individual’s death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of capital stock of us entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code and provided that the interest payments with respect to such exchange debenture would not have been, if received at the time of such individual’s death, effectively connected with the conduct of a United States trade or business by such individual. Even if the exchange debenture was includable in the gross estate under the foregoing rules, the exchange debentures may be excluded under the provisions of an applicable estate tax treaty.

Information Reporting and Backup Withholding

      Payments on the exchange debentures made by us or our paying agent and payments of dividends on our common stock to certain noncorporate non-U.S. holders generally should be subject to information reporting and possibly to backup withholding at a rate of 28% in 2003 through 2010. However, no information reporting or backup withholding will be required by us or our paying agent to non-U.S. holders if a statement described in the section captioned “— Federal Income Tax Consequences to Non-U.S. Holders Who Exchange Existing Debentures for Exchange Debentures — the Exchange Debentures” has been received and the payor does not have actual knowledge that the beneficial owner is a United States person. In addition, under current law, backup withholding generally will not apply to dividends paid to a non-U.S. holder at an address outside the United States (unless the payor has knowledge that the payee is a United States person). A non-U.S. holder would generally be subject to backup withholding in the case of dividends unless certain certification procedures are met or such holder otherwise establishes an exemption from backup withholding.

      In addition, backup withholding and information reporting will not apply if payments of the principal or interest on an exchange debenture or dividends on our common stock are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note or common stock, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of an exchange debenture or common stock to the owner thereof. If, however, such nominee, custodian, agent or broker is, for United States Federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption.

      Payments of principal of and interest on an exchange debenture or dividends on our common stock paid to the beneficial owner of an exchange debenture or common stock respectively, by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of an exchange debenture or common stock, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to above in the section captioned “— Federal Income Tax Consequences to Non-U.S. Holders Who Exchange Existing Debentures for Exchange Debentures — The Exchange Debentures” and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder’s United States Federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Tax Consequences to World Airways

Limitation on Use of Operating Loss Carryovers

      On December 31, 2002, we had consolidated operating loss carryovers of approximately $67.6 million for United States Federal income tax purposes that are available to reduce future Federal income tax. Of this amount, approximately $47.9 million is subject to an annual limitation of $343,107 due to an ownership change on July 17, 2000. To the extent not used, the operating loss carryovers expire in varying amounts beginning in 2007.

      Our ability to use our operating loss carryovers to reduce future United States Federal income tax, if any, may be further limited if we undergo an “ownership change” (i.e., a more than fifty percentage point change in the ownership of common stock) upon conversion of the exchange debentures or other ownership shifts. A corporation that undergoes an ownership change is subject to limitations on the amount of its operating loss carryovers that may be used to offset its Federal income tax following the ownership change. In addition, the use of certain other deductions attributable to events occurring in periods before an ownership change that are claimed within a five year period after the ownership change may also be limited (such “built-in deductions,” together with the operating loss carryovers, are collectively known as “pre-change losses”). As a result, our ability to use pre-change losses may be subject to a limitation and may result in accelerated or additional tax payments that, with respect to taxable periods after conversion, could have a material adverse impact on our consolidated financial positions or results of operations. At this time, management does not believe it will be necessary to provide an additional valuation allowance against our ability to utilize our operating loss carryovers upon the consummation of the proposed transactions. We believe that neither the exchange debentures nor the existing debentures are publicly traded as defined in the Regulations under Section 1273 of the Internal Revenue Code. Therefore, we believe we should not recognize any cancellation of indebtedness income for United States Federal income tax purposes as a result of the exchange of the existing debentures for the exchange debentures.

Tax Consequences to Non-Tendering Holders

      There will be no tax consequences to a non-tendering holder that chooses to retain its existing debentures since there will be no alteration in the terms of the existing debentures.

LEGAL MATTERS

      The validity of the exchange debentures to be delivered to participants in the exchange offer will be passed upon by Powell, Goldstein, Frazer & Murphy LLP.

INDEPENDENT AUDITORS

      The consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, included and incorporated by reference in this prospectus, have been audited by KPMG LLP, independent accountants, as stated in their report, which refers to a change in our method of accounting for certain aircraft maintenance costs effective January 1, 2000, appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, prospectuses and other information with the SEC. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus.

      This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC (File No. 0-26582):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; and

•	description of our common stock contained in our Registration Statement on Form 8-A.

      These documents contain important information about our financial condition.

      We have filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to our offering of the exchange debentures. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. You will find additional information about the exchange debentures and the company in the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the company and the exchange debentures, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

      You may obtain copies of any documents incorporated by reference in this prospectus from us, from the SEC or from the SEC’s website as described below. Documents incorporated by reference are available from us without charge, excluding exhibits thereto unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this prospectus is delivered may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them from the information agent in writing or by telephone at the address set forth on the back cover of this prospectus. Any request should be made not later than five business days prior to the end of the exchange offer.

      You may also read and copy any reports, statements or other information that we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Woolworth Building, 13th Floor, 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

      If for any reason we are not required to comply with the reporting requirements of the Securities Exchange Act of 1934, we will still be required under the indenture to furnish the holders of the exchange debentures with the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

WORLD AIRWAYS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2003	2002

	(Unaudited)

	(In thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents, including restricted cash of $893 at March 31, 2003 and $665 at December 31, 2002	$16,828	$21,504
Accounts receivable, less allowance for doubtful accounts of $255 at March 31, 2003 and December 31, 2002	38,569	28,391
Prepaid expenses and other current assets	6,704	5,569

Total current assets	62,101	55,464
EQUIPMENT AND PROPERTY
Flight and other equipment	75,937	74,868
Equipment under capital leases	9,463	9,463

	85,400	84,331
Less: accumulated depreciation and amortization	43,943	42,475

Net equipment and property	41,457	41,856

LONG-TERM OPERATING DEPOSITS	18,560	18,513
OTHER ASSETS AND DEFERRED CHARGES, NET	1,550	1,429

TOTAL ASSETS	$123,668	$117,262

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

	March 31,	December 31,
	2003	2002

	(Unaudited)

	(In thousands except share
	amounts)
CURRENT LIABILITIES
Notes payable	$13,745	$17,096
Accounts payable	32,608	30,497
Accrued rent	15,004	17,993
Unearned revenue	3,229	976
Accrued maintenance	3,552	2,178
Accrued salaries and wages	11,426	10,000
Accrued taxes	2,320	2,663
Other accrued liabilities	2,080	2,820

Total current liabilities	83,964	84,223

LONG-TERM OBLIGATIONS, NET OF CURRENT MATURITIES	40,545	40,545
OTHER LIABILITIES
Deferred gain from sale-leaseback transactions, net of accumulated amortization of $2,288 at March 31, 2003 and $2,005 at December 31, 2002	3,626	3,909
Accrued post-retirement benefits	3,235	3,235
Deferred rent	14,504	14,217

Total other liabilities	21,365	21,361

TOTAL LIABILITIES	145,874	146,129

STOCKHOLDERS’ DEFICIENCY
Preferred stock, $.001 par value (5,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock, $.001 par value (100,000,000 shares authorized; 12,158,341 shares issued; 11,077,098 shares outstanding at March 31, 2003 and December 31, 2002)	12	12
Additional paid-in capital	24,407	24,361
Accumulated deficit	(33,768)	(40,383)
Treasury stock, at cost (1,081,243 shares at March 31, 2003 and December 31, 2002)	(12,857)	(12,857)

Total stockholders’ deficiency	(22,206)	(28,867)

COMMITMENTS AND CONTINGENCIES
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$123,668	$117,262

See accompanying Notes to Condensed Consolidated Financial Statements.

WORLD AIRWAYS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,

	2003	2002

	(Unaudited)
	(In thousands except
	per share data)
OPERATING REVENUES
Flight operations	$123,277	$87,616
Other	366	423

Total operating revenues	123,643	88,039

OPERATING EXPENSES
Flight	34,432	25,223
Maintenance	23,220	10,289
Aircraft costs	21,896	21,166
Fuel	21,361	12,177
Flight operations subcontracted to other carriers	92	509
Commissions	4,659	4,083
Depreciation and amortization	1,472	1,189
Sales, general and administrative	8,848	7,151

Total operating expenses	115,980	81,787

OPERATING INCOME	7,663	6,252
OTHER INCOME (EXPENSE)
Interest expense	(1,234)	(1,177)
Interest income	97	135
Other, net	89	(282)

Total other expense	(1,048)	(1,324)

NET EARNINGS	$6,615	$4,928

BASIC EARNINGS PER SHARE
Net earnings	$0.60	$0.45

Weighted average shares outstanding	11,078	10,921
DILUTED EARNINGS PER SHARE
Net earnings	$0.47	$0.37

Weighted average shares outstanding	15,750	15,482

See accompanying Notes to Condensed Consolidated Financial Statements.

WORLD AIRWAYS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN STOCKHOLDERS’ DEFICIENCY

	Three Months Ended March 31, 2003

		Additional		Treasury	Total
	Common	Paid-in	Accumulated	Stock,	Stockholders’
	Stock	Capital	Deficit	at Cost	Deficiency

	(Unaudited)
	(In thousands except share amounts)
Balance at December 31, 2002	$12	$24,361	$(40,383)	$(12,857)	$(28,867)
Amortization of warrants	—	46	—	—	46
Net earnings	—	—	6,615	—	6,615

Balance at March 31, 2003	$12	$24,407	$(33,768)	$(12,857)	$(22,206)

See accompanying Notes to Condensed Consolidated Financial Statements.

WORLD AIRWAYS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months
	Ended March 31,

	2003	2002

	(Unaudited)

	(In thousands)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	$21,504	$19,540
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	6,615	4,928
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation and amortization	1,472	1,189
Deferred gain recognition	(283)	(536)
Loss on sale of property and equipment	21	—
Other	(75)	73
Provision for doubtful accounts receivable	—	(59)
Increase (decrease) in cash resulting from changes in operating assets and liabilities:
Accounts receivable	(10,178)	(3,297)
Deposits, prepaid expenses and other assets	(1,182)	(58)
Accounts payable, accrued expenses and other liabilities	3,987	2,088
Unearned revenue	2,253	(815)

Net cash provided by operating activities	2,630	3,513

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment and property	(1,122)	(560)
Proceeds from disposal of equipment and property	28	353

Net cash used in investing activities	(1,094)	(207)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in line of credit borrowing arrangement, net	(3,351)	(3,366)
Repayment of debt	—	(467)
Deferral (repayment) of aircraft rent obligations	(2,861)	3,891

Net cash provided (used) by financing activities	(6,212)	58

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,676)	3,364

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$16,828	$22,904

See accompanying Notes to Condensed Consolidated Financial Statements.

WORLD AIRWAYS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

      1.     Management believes that all adjustments necessary for a fair statement of results have been included in the Condensed Consolidated Financial Statements for the interim periods presented, which are unaudited. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003. These interim period Condensed Consolidated Financial Statements and accompanying footnotes should be read in conjunction with the Consolidated Financial Statements contained in World Airways’ Annual Report on Form 10-K for the year ended December 31, 2002.

      2.     Earnings per Share

      The following table sets forth the computations of basic and diluted earnings per share (in thousands except per share data):

	Three Months Ended March 31, 2003

	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic EPS
Earnings available to common stockholders	$6,615	11,078	$0.60

Effect of Dilutive Securities
Options	—	116
8% convertible debentures	800	4,556

Diluted EPS
Earnings available to common stockholders plus assumed conversions	$7,415	15,750	$0.47

	Three Months Ended March 31, 2002

	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic EPS
Earnings available to common stockholders	$4,928	10,921	$0.45
Effect of Dilutive Securities
Options	—	5
8% convertible debentures	800	4,556

Diluted EPS
Earnings available to common stockholders plus assumed conversions	$5,728	15,482	$0.37

      3.     Accounting for Stock-Based Compensation

      At March 31, 2003, the Company has three stock-based compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the

WORLD AIRWAYS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based compensation (in thousands, except share data):

	Quarter Ended
	March 31,

	2003	2002

Net earnings, as reported	$6,615	$4,928
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(374)	(224)

Pro forma net earnings	6,241	4,704

Earnings per share
Basic — as reported	$0.60	$0.45
Basic — pro forma	$0.56	$0.43
Diluted — as reported	$0.47	$0.37
Diluted — pro forma	$0.45	$0.36

      The per share weighted-average fair value of stock options granted during the first quarter of 2003 and 2002 was $0.77 and $0.47, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

	March 31,	March 31,
	2003	2002

Expected dividend yield	0%	0%
Risk-free interest rate	3.0%	4.3%
Expected life (in years)	5.5%	4.9%
Expected volatility	142%	141%

      4.     Capital Stock

      On or before May 19, 2003, the Company must demonstrate a closing bid price of at least $1.00 per share and immediately thereafter a closing bid price of at least $1.00 for a minimum of ten consecutive trading days to comply with NASDAQ listing criteria. Beginning August 27, 2002, the Company’s stock began trading under the symbol WLDAC. In the event that the Company is deemed to have met the terms of the listing criteria, it shall continue to be listed on The NASDAQ SmallCap Market. At that time, the stock will return to its original symbol, WLDA.

      5.     Air Transportation Safety and System Stabilization Act

      On April 23, 2003, the Company was granted conditional approval from the Air Transportation Stabilization Board (“ATSB”) for a federal loan guarantee of $27 million. This offer was extended, subject to satisfaction, as determined by the ATSB at its sole discretion, of all of the conditions in the Act and the regulations (14 CFR Part 1300) and the following:

•	Terms must include certain structural and financial enhancements acceptable to the ATSB.

•	Certain issues involving collateral must be resolved.

•	The ATSB must receive additional compensation in amounts and on terms acceptable to the ATSB.

•	Final loan documents, certifications, the warrant and registration rights agreement, and appropriate opinions of counsel, all in form and substance satisfactory to the ATSB, remain to be negotiated by the ATSB. The ATSB may require control rights, representations, warranties, covenants (including,

WORLD AIRWAYS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

without limitation, covenants relating to the Company’s financial ratios), anti-dilution protections and registration rights in connection with the warrants, and other customary lending provisions which are different from or in addition to those described in the Summary of Indicative Terms and Conditions included in the application. All of the conditions referred to in the Summary of Indicative Terms and Conditions must be satisfied.

      The ATSB will continue to perform business and legal due diligence as the transaction progresses and the Company will be working expeditiously with the ATSB to meet the required conditions. The Company plans to use these funds for working capital as well as to support longer-term growth plans. There can be no assurance that the conditions will be met and that this source of financing will be available to the Company.

      6.     Sub-lease Obligation

      The Company is obligated under an operating lease for office space at its former headquarters in Herndon, Virginia through April 2006. The Company received rental income, sufficient to offset its lease expense through March 2002, after which time no rental income was received. The Company is currently seeking a new sub-lessee for this office space. As a result, the Company recognized a $1.7 million liability at December 31, 2002 for costs that will continue to be incurred, without economic benefit to the Company, over the remaining term of its lease of this office space. During the first quarter of 2003, the Company used $0.4 million of the accrual for lease costs incurred during the quarter. The Company reviewed its estimates and assumptions at March 31, 2003, and determined that an additional $0.4 million should be added to the accrual, resulting in a $1.7 million balance at March 31, 2003. The fair value of the liability was determined based on the remaining lease rentals, reduced by estimated sublease rentals that can be reasonably obtained for the property. The liability is included in other accrued liabilities on the accompanying consolidated balance sheets.

      If the Company is not successful in finding a suitable sub-lessee in the anticipated time or if the sublease rentals from a new sub-lessee are less than anticipated, the Company will be required to recognize an additional liability for these costs. This liability will be adjusted for changes, if any, resulting from revisions to estimated cash flows, measured using the credit-adjusted risk-free rate that was used to measure the liability initially of 8 percent.

      The Company’s total obligation at March 31, 2003 under the lease is $4.8 million.

      7.     Flight Attendant Negotiations

      The Company’s flight attendants, approximately 42% of the Company’s employees, who are represented by the International Brotherhood of Teamsters, are subject to a four-year collective bargaining agreement that became amendable July 1, 2000. In January 2003, the Company and the union signed a Letter of Agreement that restarted the negotiation process and also provided flight attendants some additional medical coverage for a six-month period while negotiations were in process. The Company returned to mediation on April 15, 2003, at the request of the National Mediation Board. After mediation, a contract proposal was presented to the flight attendant union, and the proposal was subsequently rejected by the flight attendant negotiating team. On April 21, 2003, the Company received notification from the National Mediation Board that its case with the flight attendants was put in recess until further notice. This means that mediation efforts will be discontinued indefinitely and the current contract will remain in effect.

      8.     Emergency Wartime Supplemental Appropriations Act, 2003

      On April 16, 2003, President Bush signed into law the Emergency Wartime Supplemental Appropriations Act, 2003 (the “Act”) which includes distribution of funds to air carriers to offset the increased costs of compliance with new federal safety and security regulations mandated following the

WORLD AIRWAYS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

events of September 11, 2001. There is also a provision allocating funds to be disbursed specifically for the reimbursement of expenses related to cockpit door reinforcement. As a condition of accepting funds under the Act, the Company was required to enter into a contract limiting executive compensation, as defined in the Act. The Company estimates that it will receive approximately $475,000 related to reimbursement of security expenses, with the first payment in mid-May. The Transportation Security Administration has not yet determined the manner in which funds will be allocated to each air carrier for the expenses related to reinforcing the cockpit doors.

WORLD AIRWAYS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(In thousands)
ASSETS
Current assets
Cash and cash equivalents, including restricted cash of $665 in 2002 and $662 in 2001	$21,504	$19,540
Accounts receivable, less allowance for doubtful accounts of $255 in 2002 and $1,350 in 2001	28,391	25,219
Prepaid expenses and other current assets	5,569	5,641

Total current assets	55,464	50,400
Equipment and property
Flight and other equipment	74,868	74,292
Equipment under capital leases	9,463	9,463

	84,331	83,755
Less: accumulated depreciation and amortization	42,475	41,223

Net equipment and property	41,856	42,532
Long-term deposits	18,513	18,777
Other assets and deferred charges, net of amortization of $1,247 in 2002 and $989 in 2001	1,429	520

Total assets	$117,262	$112,229

WORLD AIRWAYS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(In thousands except
	share amounts)
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities
Notes payable	$17,096	$19,756
Current maturities of long-term obligations	—	1,787
Accounts payable	30,497	30,527
Accrued rent	17,993	11,362
Unearned revenue	976	3,400
Accrued maintenance	2,178	1,543
Accrued salaries and wages	10,000	7,850
Accrued taxes	2,663	3,158
Other accrued liabilities	2,820	1,090

Total current liabilities	84,223	80,473

Long-term obligations, net of current maturities	40,545	40,853
Other liabilities
Deferred gain from sale-leaseback transactions, net of accumulated amortization of $2,005 in 2002 and $11,966 in 2001	3,909	6,096
Accrued post-retirement benefits	3,235	2,861
Deferred rent	14,217	13,050

Total other liabilities	21,361	22,007

Total liabilities	146,129	143,333

Stockholders’ deficiency
Preferred Stock, $.001 par value (5,000,000 shares authorized and no shares issued or outstanding)	—	—
Common Stock, $.001 par value (100,000,000 shares authorized; 12,158,341 shares issued; 11,077,098 outstanding in 2002 and 10,920,787 outstanding in 2001)	12	12
Additional paid-in capital	24,361	24,165
Accumulated deficit	(40,383)	(42,424)
Treasury stock, at cost (Common Stock — 1,081,243 shares in 2002 and 1,226,354 shares in 2001)	(12,857)	(12,857)

Total stockholders’ deficiency	(28,867)	(31,104)

Commitments and contingencies
Total liabilities and stockholders’ deficiency	$117,262	$112,229

See accompanying Notes to Consolidated Financial Statements.

WORLD AIRWAYS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2002	2001	2000

	(In thousands except per share
	amounts)
Operating revenues
Flight operations	$382,509	$316,523	$263,067
Other	1,980	1,343	966

Total operating revenue	384,489	317,866	264,033

Operating expenses
Flight	116,012	106,022	88,238
Maintenance	59,628	63,560	34,930
Aircraft costs	86,834	77,631	70,508
Fuel	57,864	40,955	27,972
Flight operations subcontracted to other carriers	2,087	924	6,943
Commissions	15,834	14,514	6,450
Depreciation and amortization	4,525	5,908	6,590
Sales, general, and administrative	32,631	34,134	28,270
Settlement of contract dispute	—	—	(6,975)
Airline stabilization act grant	1,952	(5,053)	—

Total operating expenses	377,367	338,595	262,926

Operating income (loss)	7,122	(20,729)	1,107
Other income (expense)
Interest expense	(4,690)	(5,981)	(5,442)
Interest income	575	549	1,021
Other, net	(966)	124	155

Total other, net	(5,081)	(5,308)	(4,266)

Earnings (loss) before cumulative effect of accounting change	2,041	(26,037)	(3,159)
Cumulative effect of change in method of accounting for certain maintenance costs	—	—	22,744

Net earnings (loss)	$2,041	$(26,037)	$19,585

Basic and diluted earnings (loss) per share:
Earnings (loss) before cumulative effect of accounting change	$0.18	$(2.42)	$(0.33)
Cumulative effect of accounting change	—	—	2.36

Net earnings (loss)	$0.18	$(2.42)	$2.03

Weighted average shares outstanding	11,073	10,775	9,641

See accompanying Notes to Consolidated Financial Statements.

WORLD AIRWAYS, INC.

CONSOLIDATED STATEMENTS OF CHANGES

IN STOCKHOLDERS’ DEFICIENCY

	Years Ended December 31, 2002, 2001, and 2000

		Additional			Treasury	Total
	Common	Paid-In	Deferred	Accumulated	Stock,	Stockholders’
	Stock	Capital	Compensation	Deficit	at Cost	Deficiency

	(In thousands except share amounts)
Balance at December 31, 1999	$12	$46,857	$—	$(35,972)	$(40,735)	$(29,838)
Issuance of 3,733,000 shares of restricted Common Stock under Employee Salary Exchange Program	—	(23,072)	(4,456)	—	27,528	—
Common stock purchases (224,000 shares)	—	—	—	—	(286)	(286)
Amortization of deferred compensation, accrual of changes in Employee Salary Exchange Program and other (379,000 shares)	—	—	2,721	—	343	3,064
Amortization of warrants	—	195	—	—	—	195
Net earnings	—	—	—	19,585	—	19,585

Balance at December 31, 2000	12	23,980	(1,735)	(16,387)	(13,150)	(7,280)
Common stock purchases (17,500 shares)	—	—	—	—	(18)	(18)
Amortization of deferred compensation, accrual of changes in Employee Salary Exchange Program and other (603,000 shares)	—	—	1,735	—	311	2,046
Amortization of warrants	—	185	—	—	—	185
Net loss	—	—	—	(26,037)	—	(26,037)

Balance at December 31, 2001	12	24,165	—	(42,424)	(12,857)	(31,104)
Exercise of 11,200 stock options	—	11	—	—	—	11
Accrual of changes in Employee Salary Exchange Program (145,000 shares)	—	—	—	—	—	—
Amortization of warrants	—	185	—	—	—	185
Net earnings	—	—	—	2,041	—	2,041

Balance at December 31, 2002	$12	$24,361	$—	$(40,383)	$(12,857)	$(28,867)

See accompanying Notes to Consolidated Financial Statements.

WORLD AIRWAYS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001	2000

	(In thousands)
Cash and cash equivalents at beginning of year	$19,540	$14,386	$11,725
Cash flows from operating activities:
Net earnings (loss)	2,041	(26,037)	19,585
Adjustments to reconcile net earnings (loss) to cash provided (used) by operating activities:
Depreciation and amortization	4,525	5,908	6,590
Deferred gain recognition	(2,187)	(1,655)	(1,248)
Cumulative effect of accounting change	—	—	(22,744)
Recovered parts	—	—	(3,000)
Provision for doubtful accounts	(695)	1,019	—
Deferred compensation and other	447	2,311	3,434
Increase (decrease) in cash resulting from changes in operating assets and liabilities:
Accounts receivable	(2,477)	(10,480)	(4,533)
Deposits, prepaid expenses and other assets	336	(175)	(3,709)
Accounts payable, accrued expenses and other liabilities	4,878	12,386	1,209
Unearned revenue	(2,424)	(2,878)	2,126

Net cash provided (used) by operating activities	4,444	(19,601)	(2,290)

Cash flows from investing activities:
Purchases of equipment and property	(5,184)	(3,563)	(2,508)
Proceeds from disposals of equipment and property	164	996	227
Maturities of marketable investments, net	—	1,685	681

Net cash used by investing activities	(5,020)	(882)	(1,600)

Cash flows from financing activities:
(Decrease) increase in notes payable	(2,659)	8,224	6,452
Deferral of aircraft rent obligations, net of repayments	7,284	9,760	—
Issuance of debt	—	—	675
Repayment of debt	(2,096)	(9,852)	(6,390)
Proceeds of sale/ leaseback transactions	—	17,505	6,100
Acquisition of Common Stock, at cost	—	—	(286)
Proceeds from exercise of stock options	11	—	—

Net cash provided by financing activities	2,540	25,637	6,551

Net increase in cash and cash equivalents	1,964	5,154	2,661

Cash and cash equivalents at end of year	$21,504	$19,540	$14,386

See accompanying Notes to Consolidated Financial Statements.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

Organization

      The accompanying consolidated financial statements include the accounts of World Airways, Inc. and its wholly-owned subsidiary, World Airways Parts Company LLC (“World Airways” or the “Company”). All significant inter-company accounts and transactions have been eliminated. World Airways, Inc. was organized in March 1948 and is a U.S. certificated air carrier. Airline operations account for 100% of the Company’s operating revenue. World Airways provides long-range passenger and cargo charter and wet lease air transportation, serving the U.S. Government, international passenger and cargo air carriers, tour operators, international freight forwarders and cruise ship companies (see Note 13).

Financial Statement Reclassifications

      Certain items in the prior year financial statements included herein have been reclassified to conform to the 2002 financial statement presentation.

Segment Information

      World Airways operates within one segment, air transportation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

      The Company considers all liquid investments purchased with an original or remaining maturity of ninety days or less to be cash equivalents.

      Cash includes prepayments from customers that the Company classifies as restricted cash. Such prepayments are generally for flights that are scheduled to be flown within 30 days of the balance sheet date.

Marketable Investment Securities

      Investments generally consist of short-term money market and auction instruments rated AAA that the Company accounts for as “available for sale” in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS 115”). At December 31, 2002, the investments’ carrying value approximated market value. At December 31, 2001, the Company had no marketable investment securities. Investments that mature within 12 months are classified as current assets.

Revenue Recognition

      Revenues are recognized as the transportation services are provided.

Income Taxes

      The Company provides for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the financial statements in the period that includes the enactment date.

Earnings (Loss) Per Common Share

      Basic earnings (loss) per Common Share is computed by dividing net earnings (loss) by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per Common Share include the effects of common equivalent shares outstanding during a period when there are earnings from continuing operations. Basic and diluted earnings (loss) per share are the same for each of the years in the three-year period ended December 31, 2002. In fiscal 2000, the Company had a loss before the cumulative effect of accounting change and therefore basic and diluted earnings (loss) per share are the same. The Company’s common equivalent shares consist of shares issuable for stock options, convertible debentures and warrants.

Equipment and Property

      Equipment and property are stated at cost or, if acquired under capital leases, at the present value of minimum lease payments.

      Provisions for depreciation and amortization of equipment and property are computed over estimated useful lives or the term of the lease, if shorter, for capital leases, by the straight-line method, with estimated salvage values of 0-15%. Estimated useful lives of equipment and property are as follows:

DC10 and MD-11 flight equipment	15-16 years
Other equipment and property	5-10 years

      Major modifications and improvements including those performed in response to Airworthiness Directives issued by the Federal Aviation Administration are capitalized at cost. Routine maintenance and repairs are expensed as incurred.

      Deferred gains realized in connection with the sale leaseback of aircraft and equipment are amortized over the periods of the respective leases.

Aircraft Maintenance

      Airframe and engine maintenance costs are recognized using the direct expense method of accounting. Under this method, maintenance costs are recognized as expense as maintenance services are performed and as flight hours are flown for nonrefundable maintenance payments required by lease agreements (see Note 3).

Impairment of Long-Lived Assets

      The Company reviews its long-lived assets used in operations for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that the future undiscounted net cash flows expected to be generated from an asset are less than the carrying amount of the asset, an impairment loss will be recognized based on the difference between the asset’s carrying amount and its estimated fair market value.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Exit or Disposal Costs

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company has early adopted this Statement for the year ended December 31, 2002.

      Under SFAS No. 146, a liability for a cost associated with an exit or disposal activity is recognized and measured at its fair value in the period in which the liability is incurred. A liability for costs to terminate a contract before the end of its term is recognized and measured at its fair value when the Company terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the Company is recognized and measured at its fair value when the Company ceases using the right conveyed by the contract. If the contract is an operating lease, the fair value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by the sublease rentals that could be reasonably obtained for the property, even if the Company does not intend to enter into a sublease.

Other Assets and Deferred Charges

      Debt issuance costs are amortized on a straight-line basis over the period the related debt is expected to be outstanding.

Post-retirement Benefits Other Than Pensions

      World Airways’ cockpit crewmembers and eligible dependents are covered under post-retirement health care benefits to age 65. The Company accounts for the benefit costs in accordance with Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Post-retirement Benefits Other Than Pensions (“FAS No. 106”). The Company funds the benefit costs on a pay-as-you-go (cash) basis.

Accounting for Stock-Based Compensation

      At December 31, 2002, the Company has three stock-based compensation plans, which are described more fully in Note 10. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net earnings (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based compensation (in thousands, except share data):

	Year Ended December 31,

	2002	2001	2000

Net earnings (loss), as reported	$2,041	$(26,037)	$19,585
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(877)	(1,513)	(1,109)

Pro forma net income (loss)	1,164	(27,550)	18,476
Earnings (loss) per share
Basic — as reported	$0.18	$(2.42)	$2.03
Basic — pro forma	$0.11	$(2.56)	$1.91
Diluted — as reported	$0.18	$(2.42)	$2.03
Diluted — pro forma	$0.07	$(2.56)	$1.91

      The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $0.86, $0.81 and $0.72, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000

Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.1%	4.3%	6.6%
Expected life (in years)	4.9	5.2	6.5
Expected volatility	141%	102%	102%

Recently Issued Accounting Standards

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company’s financial statements.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Operating Environment

      The terrorist attacks of September 11, 2001 and the ongoing war with Iraq have had a significant effect on the U.S. airline industry. The Secretary of Defense has given authority to the commander, U.S. Transportation Command (USTRANSCOM) to activate Stage I of the Civil Reserve Air Fleet (“CRAF”) to provide the Department of Defense additional airlift capability to move U.S. troops and military cargo. This measure is necessary due to increased operations associated with the build-up of U.S. forces in the Persian Gulf region. CRAF aircraft are U.S. commercial passenger and cargo aircraft that are contractually pledged to move passengers and cargo when the Department of Defense’s airlift requirements exceeds the capability of U.S. military aircraft.

      The authority to activate CRAF Stage I involves 22 U.S. airline companies and their 78 commercial aircraft — 47 passenger aircraft and 31 wide-body cargo aircraft. While this authority is for all 78 commercial aircraft in the CRAF Stage I program, the USTRANSCOM commander, Air Force Gen. John W. Handy is only activating 47 passenger aircraft. Currently, U.S. military airlift aircraft and CRAF volunteered commercial cargo aircraft are meeting the cargo airlift requirements. However, if required, the USTRANSCOM commander can activate those 31 cargo aircraft in the CRAF Stage I program.

      Three stages of incremental activation allow the USTRANSCOM commander to tailor an airlift force suitable for the contingency at hand. Stage I is the lowest activation level; Stage II would be used for major regional contingencies; and Stage III would be used for periods of national mobilization. During a crisis, if Air Mobility Command, the air component of USTRANSCOM, has a need for additional aircraft, it would request the USTRANSCOM commander take steps to activate the appropriate CRAF stage. Stage II was activated during Operation Desert Shield/ Storm. Stage III has never been activated. Each stage of the fleet activation is used only to the extent necessary to provide the amount of commercial augmentation airlift need by the Department of Defense.

      The Company currently has three MD-11 passenger aircraft activated under CRAF Stage I. The Company also has one MD-11 cargo aircraft under Stage I, but it has not yet been activated. Revenue from the U.S. Air Force (“USAF”) will continue to be a significant portion of total revenues for the Company in 2003, but the impact of the current military conflict cannot be determined at this time.

      World Airways is highly leveraged. At December 31, 2002, World Airways’ current assets were $55.5 million and current liabilities were $84.2 million. As of December 31, 2002, the Company had outstanding long-term debt of $40.5 million, and notes payable and current maturities of long-term obligations of $17.1 million. In addition, the Company has significant long-term obligations relating to operating leases for aircraft and spare engines. The Company anticipates that its capital expenditures in 2003 will approximate $3.0 million.

      See “Operating Leases” in Note 9 for information on amendments to the Company’s aircraft lease agreements.

      The Company has historically financed working capital and capital expenditure requirements out of cash flow from operating activities, sales of its Common Stock, secured borrowings, and other financings. The degree to which the Company is leveraged could have important consequences including: (i) World Airways’ ability to obtain additional financing in the future for working capital, capital expenditures or other purposes may be limited; (ii) a substantial portion of the Company’s cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness; (iii) World Airways’ degree of leverage and related debt service obligations, as well as its obligations under operating leases, may make it more vulnerable than some of its competitors in a prolonged economic downturn; and (iv) World Airways’ financial position may restrict its ability to pursue new business opportunities and limit its flexibility in responding to changing business conditions.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Factors that affect the Company’s ability to achieve high utilization of its aircraft include the compatibility of the Company’s aircraft with customer needs and the Company’s ability to react on short notice to customer requirements (which can be unpredictable due to changes in traffic rights, aircraft delivery schedules and aircraft maintenance requirements). Other factors that affect the Company include domestic and foreign regulatory requirements, as well as a trend toward aviation deregulation that is increasing alliances and code share arrangements.

      Due to the high fixed costs of leasing and maintaining aircraft and costs for cockpit crewmembers and flight attendants, the Company’s aircraft must have high utilization in order for the Company to operate profitably. Although World Airways’ preferred strategy is to enter into long-term contracts with customers, the terms of existing customer contracts are shorter than the terms of the Company’s lease obligations with respect to its aircraft. There is no assurance that the Company will be able to enter into additional contracts with new or existing customers or that it will be able to obtain enough additional business to fully utilize each aircraft. World Airways’ financial position and results of operations could be materially adversely affected by periods of low aircraft utilization and yields.

      World Airways’ operating philosophy is to build on its existing relationships to achieve a strong platform for future growth while at the same time grow its commercial passenger and cargo business. The Company’s strategy is based, first and foremost, upon providing the highest level of service to its customers, thereby maintaining and expanding the amount of business being done with existing customers. The Company attempts to maximize profitability by combining ACMI contracts with full service agreements that meet the peak seasonal requirements of its customers. The Company can respond to rapidly changing market conditions and requirements because its fleet of aircraft can be deployed in a variety of configurations.

      The Company has unsold capacity in the second quarter of 2003 and beyond; however, historically it has been successful in obtaining additional business to utilize some or all of its available capacity. Although there can be no assurance that it will be able to secure additional business to utilize unsold capacity, the Company is actively seeking additional business for 2003 and beyond.

      Although the Company’s customers bear the financial risk of utilizing the aircraft, the Company can be affected adversely if its customers are unable to operate the Company’s aircraft profitably, or if one or more of the Company’s customers experience a material adverse change in their market demand, financial condition or results of operations. Under these circumstances, the Company would be adversely affected by customer demands for rate and utilization reductions, flight cancellations, or early termination of their agreements.

      Although there can be no assurances, the Company believes that the combination of its existing contracts and additional business which it expects to obtain, along with its existing cash and financing arrangements, will be sufficient to allow the Company to meet its cash requirements related to operating and capital requirements for 2003.

      In response to the terrorist attacks of September 11, 2001, President Bush signed into law the Air Transportation Safety and System Stabilization Act (the “Stabilization Act”). Under the Stabilization Act, the Company was entitled to receive as a grant the lesser of its actual direct and incremental losses for the period September 11, 2001 to December 31, 2001 or its maximum allocation of grant funds as determined by the DOT. During the first quarter of 2003, the DOT completed its final review of the Company’s grant application and reached a settlement with the Company to require the return of $2.0 million of grant funds paid to the Company in 2001. The Company recorded this as expense in the fourth quarter of 2002. The 2001 fourth quarter results included the benefit of the $5.1 million grant that the Company received from the federal government under the Stabilization Act, to offset losses resulting

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the terrorist attacks on the United States. This grant was included as a credit to operating expenses in the 2001 consolidated statement of operations.

      The Stabilization Act also includes an Air Carrier Loan Guarantee Program. This program is designed to assist viable airlines that suffered financially as a result of September 11th who do not otherwise have access to reasonable credit. The loan guarantee is subject to certain conditions and fees, including the potential requirement that the U.S. Government be issued warrants or other equity instruments in connection with such loan guarantees. The Company filed an application on June 28, 2002 for $27 million in federal loan guarantees. If the loan guarantee request is approved, the Company plans to raise a total of $30 million. The Company’s loan application included a detailed seven-year business plan, which showed increased utilization of existing aircraft, expanded sales efforts, continued support of the U.S. Air Force Air Mobility Command program, lowered costs through process improvements, and continued customer service initiatives. The loan, if any, would be repaid from 2004 to 2009. The Air Transportation Stabilization Board (“ATSB”) is currently reviewing the Company’s application. There can be no assurance that the application will be approved and that this source of financing will be available to the Company.

3.	Accounting Change

      Effective January 1, 2000, the Company changed its method of accounting for certain aircraft maintenance costs from the accrual method of accounting to the direct expense method. Under the new accounting method, maintenance costs are recognized as expense as maintenance services are performed and as flight hours are flown for nonrefundable maintenance payments required by lease agreements. The Company believes that the new accounting principle is preferable because the direct expense method is the predominant method used in the airline industry and there has not been an obligating event prior to the maintenance checks actually being performed or flight hours being flown. The cumulative effect of the accounting change was $22.7 million.

4.	Naluri Ownership & Transactions with Malaysia Airlines

      At December 31, 2002 and 2001, Naluri Berhad (“Naluri”), a Malaysian aviation company, owned 11.0% and 11.1%, respectively, of the outstanding Common Stock of World Airways and the balance was publicly held.

      World Airways provided air transportation to Malaysian Airline System Berhad (“MAS”) from 1981 to 1999. Naluri also owned 29% of MAS that it sold to the Government of Malaysia in February 2001. Effective October 1999, the Company ceased operating for MAS and in May 2000, the Company received $7 million from MAS in settlement of all aircraft lease and operating agreements between the two companies.

5.	Supplemental Information — Statements of Cash Flows

      Additional information pertaining to certain cash payments and non-cash investing and financing activities is as follows (in thousands):

	Years Ended December 31,

	2002	2001	2000

Cash paid for:
Interest	$3,407	$4,582	$4,549

      The Company recorded a credit of $3.0 million for engine parts that were recovered in the fourth quarter of 2000.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Prepaid Expenses and Other Current Assets

      Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,

	2002	2001

Prepaid rent	$3,094	$2,645
Deposits	1,643	588
Other	832	2,408

Total	$5,569	$5,641

7.	Notes Payable

      The Company entered a Loan and Security Agreement (the “Agreement”) with Foothill Capital Corporation (“Foothill”), a Wells Fargo company, on December 12, 2002, which for its five-year term provides for the issuance of loans and letters of credit up to $30 million subject to certain terms, conditions and limitations. Foothill will make loans and issue or facilitate the issuance of letters of credit with a sub-limit of $10 million secured by assets of the Company. The available loan amount is determined by the lesser of the $30 million maximum limit and a borrowing base calculation, which includes eligible spare parts and receivables, subject to certain reserves and less a $5 million permanent availability block. The Agreement provides for various fees and expenses including interest on outstanding loans at a rate based on the Wells Fargo prime rate plus a range of 0.5% to 2.0%, as determined by utilization, an unused line fee in the range of 0.25% to 0.5%, as determined by utilization, and a letter of credit fee of 2.75% of the face amount of letters of credit issued and outstanding. The Wells Fargo prime rate was 4.25% at December 31, 2002.

      At December 31, 2002, the loan outstanding under the Agreement was $17.1 million and the aggregate amount of outstanding letters of credit was $2.1 million. At December 31, 2002, the Company had a nominal amount of unused availability.

      The Agreement contains covenants related to the Company’s daily cash balance and loan availability, annual capital expenditures, trailing twelve months EBITDA (earnings before interest expense, taxes and deprecation/amortization) and tangible net worth. The Agreement also contains restrictions and limitations on the prepayment of obligations, the payment of dividends, the purchase of treasury stock, the ability of the Company to incur future indebtedness, and change of control of the ownership of the Company.

      The Company had a credit facility agreement with GMAC Commercial Credit, LLC (“GMAC”) which it retired in December 2002, using proceeds from the Foothill loan agreement.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Long-Term Obligations

Long-Term Debt

      The Company’s long-term obligations at December 31 are as follows (in thousands):

	2002	2001

Convertible senior subordinated debentures due August 2004 — with interest at 8% payable semi-annually	$40,545	$40,545
Spare parts loan — with principal and interest at 10% payable monthly, collateralized by certain MD-11 spare parts	—	1,417
Spare parts loan — with principal and interest at 8.5% payable monthly, collateralized by certain MD-11 spare parts	—	597
Other	—	81

Total	40,545	42,640
Less: current maturities	—	1,787

Total long-term obligations, net of current maturities	$40,545	$40,853

      The estimated fair value of the 8% Convertible Senior Subordinated Debentures (the “Debentures”) at December 31, 2002 approximated $12.2 million determined by the most recent quoted market price that was on February 7, 2003.

      The Debentures are unsecured obligations, convertible into shares of the Company’s Common Stock at $8.90 per share, subject to adjustment in certain events, and subordinated to all present and future senior indebtedness of the Company. In certain circumstances including the Company’s Common Stock being delisted from trading and a change in control of the Company, as defined, the holders of the Debentures could require the Company to repurchase the outstanding Debentures.

      The following table shows annual amounts of scheduled principal maturities of debt outstanding at December 31, 2002 (in thousands):

2003	$—
2004	40,545
2005	—
2006	—
2007	—

Total	$40,545

9.	Operating Leases

      The Company’s operating fleet consists of nine MD-11 and seven DC-10-30 aircraft, all of which are leased under operating leases. The MD-11 aircraft included six passenger aircraft (two of which are long-range versions) and three freighter aircraft. During 2002, two of the Company’s convertible MD-11 aircraft were reconfigured to full freighters. The DC-10-30 aircraft included four freighter aircraft and three passenger aircraft.

      From the third quarter of 2001 through 2002, the Company paid amounts less than its contractual aircraft rent obligations in order to conserve cash. The Company continued to recognize expense for the full amount of its contractual rent payments due. The accrual for unpaid contractual rent obligations was $17.0 million and $9.8 million at December 31, 2002 and 2001, respectively. This accrual is included as accrued rent in the current liabilities section of the Consolidated Balance Sheet. The Company’s aircraft

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lessors have agreed to amended terms of the aircraft lease agreements to provide for the repayment of the unpaid contractual rent obligations.

      These amended lease terms provide for repayment of contractual rent obligations under various methods including scheduled monthly payments bearing interest at 7 to 8 percent, payments based on a percentage of profits in future years, or with specified maintenance deposits (as defined) previously paid by the Company and held by lessors. In addition, the Company agreed to extend certain lease terms, which will result in additional future minimum operating lease obligations of approximately $18 million, which is included in the Company’s future minimum lease payment obligations at December 31, 2002.

      The lease term for one of the MD-11 aircraft expires in 2003, while six of the MD-11 aircraft leases expire in 2005 and 2006. The two MD-11ER aircraft leases expire in 2022 (assuming the exercise of 10-year lease extensions). Lease terms for two of the DC-10 aircraft expire in 2003, two expire in 2004, and another two expire in 2008. The lease term for one DC-10 expires at the time of its next routine heavy maintenance check which should occur in the fourth quarter of 2003 or the first quarter of 2004.

      In 1999, in conjunction with amending the leases for the two MD-11ER aircraft, the lessor obtained the right, in the event the Company is unable to meet certain financial requirements, that allows the lessor to cancel the lease of the aircraft with 12 months notice. While certain financial requirements were not achieved in 2002, the Company has not been notified of any intent of the lessor to cancel the lease and does not expect to be notified due to excess capacity in the airline industry. If the Company fails to achieve a certain annual net income level in 2003 and subsequently to May 2004, the lessor has similar termination rights.

      In addition, in 1999 the Company granted warrants to each of the two MD-11 aircraft lessors to purchase up to one million shares of Common Stock (see Note 10). The fair value of the warrants at the time of issuance is being amortized as rent expense over the remaining terms of the related aircraft lease agreements.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company has early adopted this Statement for the year ended December 31, 2002.

      The Company is obligated under an operating lease for office space at its former headquarters in Herndon, Virginia through April 2006. The Company received rental income, sufficient to offset its lease expense through March 2002, after which time no rental income was received. The Company is currently seeking a new sub-lessee and is examining its options with respect to early terminating its obligations under its lease.

      As a result, the Company has recognized a $1.7 million liability at December 31, 2002 for costs that will continue to be incurred, without economic benefit to the Company, over the remaining term of its lease of this office space. The fair value of the liability at December 31, 2002 was determined based on the remaining lease rentals, reduced by estimated sublease rentals that can be reasonably obtained for the property. The liability is included in other accrued liabilities on the accompanying consolidated balance sheet and the cost is included in sales, general and administrative on the accompanying consolidated statement of operations.

      Management was required to make significant estimates and assumptions in determining the fair value of this liability. These included an estimated eight-month period, starting January 1, 2003, in which the

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company will not obtain any sublease rentals while seeking a sub-lessee and an estimated 24 percent discount that will be provided to a suitable sub-lessee from the Company’s current monthly lease rentals. These assumptions were determined based on current market conditions for commercial office space in Herndon, Virginia and the metropolitan Washington, D.C. area.

      If the Company is not successful in finding a suitable sub-lessee in the anticipated time or if the sublease rentals from a new sub-lessee are less than anticipated, the Company will be required to recognize an additional liability for these costs. This liability will be adjusted for changes, if any, resulting from revisions to estimated cash flows, measured using the credit-adjusted risk-free rate that was used to measure the liability initially of 8 percent.

      The Company’s total obligation at December 31, 2002 under the lease is $5.2 million.

      Net rental expense, primarily relating to aircraft leases, totaled approximately $89.2 million, $77.9 million, and $72.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. Included in net rental expense was $0.4 million, $1.2 million, and $0.2 million of sublease rental income for the years ended 2002, 2001 and 2000, respectively. Certain of the Company’s operating leases require rental payments that vary in amount from year to year. The Company accounts for the cost of these leases on a straight-line basis, thereby recognizing rent expense evenly over the lease term. A long-term deferred rent liability is recognized in the consolidated balance sheets to reflect the cumulative-to-date difference between rent expense recognized and cash payments made.

      As of December 31, 2002, future annual minimum lease payments (including unpaid contractual rent) for operating leases that have initial or remaining lease terms in excess of one year were as follows (in thousands):

2003	$87,932
2004	72,460
2005	60,935
2006	34,401
2007	25,441
Thereafter	269,815

Total	$550,984

10.     Capital Stock

      At December 31, 2002, 11,135,000 shares of Common Stock were reserved for issuance for outstanding convertible debt (4,556,000 shares), stock option plans (4,440,000 shares), warrants (2,000,000 shares), and an employee salary exchange program (139,000 shares).

      In 1999, pursuant to amendments to lease agreements for the Company’s MD-11 aircraft, the Company granted warrants to each of two lessors to purchase up to 1,000,000 shares of Common Stock at an exercise price of $2.50 per share. The warrants were vested and fully exercisable at the date of grant. One million warrants expire in August 2004 and the other million expire in March 2005. The per share weighted-average fair value of the warrants was $0.90 on the date of grant using the Black Scholes option-pricing model with the following assumptions: expected dividend yield of 0.0%, risk free interest rate of 5.735%, expected life of 5 years and expected volatility of 78%.

      At December 31, 2002, the Company’s outstanding Debentures were convertible into an aggregate of 4,556,000 shares of Common Stock at $8.90 per share, subject to adjustment in certain events.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On August 23, 2002, World Airways was notified by NASDAQ that it was granted a temporary exception from the NASDAQ standards contingent upon certain conditions. In order to meet the requirements of the exception, the Company had to provide information to NASDAQ on its financial results for the nine months ended September 30, 2002 by November 15, 2002. NASDAQ required that the Company show evidence of continued profitability on a net income basis for the quarter ended September 30, 2002, as well as net income from continuing operations of at least $500,000 for the nine month period ended September 30, 2002. By February 17, 2003, the Company had to submit to NASDAQ draft financial statements for the fiscal year ended December 31, 2002 evidencing net income from continuing operations of at least $500,000. The Company has now met these requirements as of September 30, 2002 and December 31, 2002. The Company must also provide NASDAQ with its Form 10-K for the fiscal year ending December 31, 2002 by March 31, 2003. In addition, the Company was given until February 17, 2003 to comply with the minimum bid price requirements. In early 2003, NASDAQ announced its intention to extend the pilot program governing bid price rules. On February 13, 2003, the Company notified NASDAQ of its 2002 earnings and also requested an extension under the new rule requirements for the minimum bid price deficiency. The Company was notified in March 2003 that its common stock would continue to be listed on the NASDAQ SmallCap Market. Further, on or before May 19, 2003, the Company must demonstrate a closing bid price of at least $1.00 per share and immediately thereafter a closing bid price of at least $1.00 for a minimum of ten consecutive trading days. Beginning August 27, 2002, the Company’s stock began trading under the symbol WLDAC. In the event that the Company is deemed to have met the terms of the exceptions, it shall continue to be listed on The NASDAQ SmallCap Market. At that time, the stock will return to its original symbol, WLDA.

      In February 2000, the Company implemented an 18-month salary exchange program for most of its employees pursuant to which 5,000,000 shares of Common Stock were initially reserved for issuance. Under the program, participating employees exchanged up to 10% of wages for Common Stock on the basis of one share of stock for each $1.19375 of wages exchanged and certain executives exchanged additional amounts on the same basis. The exchange rate was determined from average stock prices coinciding to when the Board of Directors approved the program. The program produced total cash savings of approximately $5.6 million during the 18-month program and resulted in the issuance of approximately 4.9 million shares of Common Stock. Approximately 3,733,000 shares were issued as restricted shares at the beginning of the program. The recipients were able to vote the shares received but were not able to sell the shares until the end of the program. Expense associated with the value of the shares was recognized over the 18-month period. If an employee left the Company during the program, a pro-rata portion of the shares was returned to the Company.

Stock Option Plans

      Under a 1995 Stock Option Plan, as amended (the “1995 Plan”), members of the Company’s Board of Directors, employees, and consultants to the Company or its affiliates are eligible to receive stock options. The Company has reserved 3,290,000 shares of Common Stock for issuance under the 1995 Plan. Options expire at the earlier of the stated expiration, which shall not exceed ten years from the date of grant, or one year after the termination of a grantee’s employment with the Company. Options are granted with an exercise price that shall not be less than 85% of the fair market value of the Common Stock on the date of grant. Outstanding options become vested and fully exercisable at various times through October 2010.

      Under a Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”), non-affiliate directors are offered options to purchase 10,000 shares of Common Stock, upon election or appointment to the Board of Directors of the Company. The Company has reserved 250,000 shares of Common Stock for issuance under the Directors’ Plan. On the third anniversary of an initial award, the director will be given an option for 5,000 additional shares. Options granted under the Directors’ Plan vest in 36 equal monthly

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

installments following the award, as long as the individual remains a director of the Company. The exercise price for options granted is the average closing price of the Common Stock during the 30 trading days immediately preceding the date of grant.

      Under a 1999 Chief Executive Stock Option Plan (the “CEO Plan”), the Chief Executive Officer (the “CEO”) of the Company was granted an option to purchase 900,000 shares of Common Stock at $1.00 per share in conjunction with the CEO’s acceptance of an offer of employment in 1999. The option was granted at fair market value and will expire April 1, 2007. Options became exercisable in increments of 300,000 on December 31, 2000, May 1, 2001, and December 31, 2001.

      Stock option activity during the last three years is as follows (in thousands, except per share amounts):

	Number of	Weighted
	Options	Average
	Outstanding	Exercise Price

Balance at December 31, 1999	3,119	$3.30
Granted	1,491	0.85
Forfeited	(696)	6.54

Balance at December 31, 2000	3,914	1.78
Granted	316	1.08
Forfeited	(579)	1.20

Balance at December 31, 2001	3,651	1.81
Granted	353	0.96
Exercised	(11)	0.97
Forfeited	(160)	2.09

Balance at December 31, 2002	3,833	1.73

      At December 31, 2002, the range of exercise prices and weighted-average remaining life of outstanding options was $0.51 - $12.50 and 4.1 years, respectively. The following table summarizes stock options outstanding and exercisable at December 31, 2002 (in thousands, except per share amounts):

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
Range of	Number	Remaining Life	Average	Number	Average
Exercise Price	of Options	Years	Exercise Price	of Options	Exercise Price

$ 0.00 - 1.25	2,765	5.1	$0.93	1,932	$0.94
1.26 - 2.50	669	1.0	1.51	581	1.47
5.00 - 6.25	40	3.3	5.58	40	5.58
6.26 - 7.50	274	2.8	7.10	124	7.06
7.51 - 8.75	20	1.9	8.63	20	8.63
8.76 - 10.00	5	0.4	10.00	5	10.00
10.01 - 11.25	49	0.4	10.95	29	10.91
11.26 - 12.50	11	0.5	12.06	11	12.06

	3,833			2,742

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2002, 2001 and 2000, the number of options exercisable was 2,742,000, 2,303,000, and 1,227,000, respectively, and the weighted-average exercise price of the options was $1.61, $1.79, and $2.59, respectively.

11.     Employee Benefit Plans

      The World Airways’ Crewmembers Target Benefit Plan is a defined contribution plan covering cockpit crewmembers with contributions based upon wages, as defined. It is a tax-qualified retirement plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Pension expense for the Target Benefit plan totaled $2.5 million, $2.1 million, and $1.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      The Company also sponsors a Crewmembers Deferred Income Plan. It is a tax-qualified retirement plan under Section 401(k) of the Code. Under the plan, crewmembers may elect to invest salary deferrals of up to $11,000 or 25% of their salary in selected investment funds. The Company does not make any contributions to the plan.

      The Company’s flight attendants participate in a pension plan maintained by the International Brotherhood of Teamsters (“Teamsters”). Pension contributions made to the Teamsters on behalf of the flight attendants totaled $0.6 million, $0.7 million, and $0.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      Under the Company’s 401(k) Plan, employees may elect to invest salary deferrals of up to $11,000 or 25% of their salary in selected investment funds. The Company contributes matching funds to the 401(k) Plan equal to 33% of participants’ voluntary deferrals up to 10%. The Company expensed approximately $0.1 million during 2002 and $0.2 million during both 2001 and 2000 for its contribution to the 401(k) Plan.

      The Company has a profit sharing bonus plan (the “Profit Sharing Plan”) for its cockpit crewmembers and flight attendants pursuant to agreements with the unions representing the two groups. It is not a tax-qualified plan under the Code. Distributions under the Profit Sharing Plan are equal to 20% of earnings, as defined, subject to an annual limitation of 10% of the total annual aggregate compensation of World Airways employees participating in the Profit Sharing Plan in that year. In 2002, the Company accrued $0.6 million for this Profit Sharing Plan, with a distribution to be made in 2003. No distributions were made for 2000 and 2001.

      World Airways’ cockpit crewmembers and eligible dependents are covered under a post-retirement health care benefits plan to age 65. The Company accrues for the cost of health benefits in accordance with FAS No. 106 but funds the benefit costs on a pay-as-you-go (cash) basis.

      A summary of the net periodic post-retirement benefit costs is as follows (in thousands):

	Year Ended December 31,

	2002	2001	2000

Service cost	$260	$193	$148
Interest cost on accumulated post-retirement benefit obligation	212	171	141
Net amortized (gain) loss	88	106	61

Net periodic post-retirement benefit cost	$560	$470	$350

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciliation of the accumulated post-retirement benefit obligation was as follows (in thousands):

	2002	2001

Accumulated post-retirement benefit obligation, beginning of year	$3,142	$2,450
Service cost	260	193
Interest cost	212	171
Benefits paid	(164)	(281)
Actuarial loss	341	609

Accumulated post-retirement benefit obligation, end of year	$3,791	$3,142

      The reconciliation of the accrued post-retirement benefits as of year-end was as follows (in thousands):

	2002	2001

Unfunded status	$3,792	$3,142
Unrecognized net gain	(557)	(281)

Accrued post-retirement benefits	$3,235	$2,861

      The assumed discount rate used to measure the accumulated post-retirement benefit obligation for 2002 and 2001 was 6.5% and 7.00%, respectively. The medical cost trend rate in 2002 was 10% trending down to an ultimate rate in 2014 and beyond of 5%. A one percentage point increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of 2002 net periodic post-retirement benefit cost by $49,000 and would have increased the accumulated post-retirement benefit obligation as of December 31, 2002 by $294,000. A one percentage point decrease in the assumed health care cost trend rates for each future year would have decreased the aggregate of the service and interest cost components of 2002 net periodic post-retirement benefit cost by $43,000 and would have decreased the accumulated post-retirement benefit obligation as of December 31, 2002 by $262,000.

12.     Income Taxes

      There was no income tax expense or benefit for the years ended December 31, 2002, 2001 and 2000.

      Income tax expense attributable to earnings (loss) before cumulative effect of accounting change differed from the statutory income tax rate as a result of the following (in thousands):

	Years Ended December 31,

	2002	2001	2000

Expected Federal income tax (benefit) at the statutory rate	$694	$(8,853)	$(1,074)
Change in valuation allowance for deferred tax assets	(1,600)	8,074	108
Other:
Meals and entertainment	833	998	790
Other	73	(219)	176

Income tax expense	$—	$—	$—

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2001	2001

Deferred tax assets:
Net operating loss carryforward	$23,654	$26,032
Recognition of sale/leaseback gains	1,368	2,134
Accrued maintenance in excess of reserves paid	—	32
Accrued post-retirement benefit obligation	1,132	1,001
Compensated absences	1,283	854
Deferred rent	4,976	4,568
Allowance for doubtful accounts receivable	89	473
Alternative minimum tax credit carryforward	2,789	2,789
Other	856	174

Gross deferred tax assets	36,147	38,057
Less: valuation allowance	27,143	28,743

Net deferred tax assets	9,004	9,314
Deferred tax liabilities:
Property and equipment	9,004	9,314

Net deferred income taxes	$—	$—

      The net changes in the total valuation allowance for the years ended December 31, 2002 and 2001 were due to the generation or expiration of net operating loss (“NOL”) carryforwards and the realization of other deferred tax assets and liabilities. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary differences will become deductible. Management believes it is not likely that all of the deferred tax assets will be realized.

      The availability of NOL carryforwards and alternative minimum tax credits carryforwards to reduce the Company’s future federal income tax liability is subject to limitations under Section 382 of the Code. Generally, these limitations restrict the availability of NOL carryforwards upon certain changes in stock ownership by five percent stockholders which, in aggregate, exceed 50 percentage points in value in a three-year period (“Ownership Change”).

      The Company experienced an Ownership Change on July 17, 2000 primarily due to vesting of restricted shares that were issued in February 2000 under the Company’s Employee Salary Exchange Program and the liquidation of WorldCorp, Inc. in July 2000.

      As of December 31, 2002, the Company had NOL carryforwards for federal income tax purposes of $67.6 million. A substantial portion of this amount, approximately $47.8 million, is subject to a $343,000 annual limitation resulting from the 2000 Ownership Change. Subsequent ownership changes, if any, would

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impose additional limitations on the Company’s NOL carryforwards. The Company’s NOL’s expire as follows (in millions):

2007	$17.5
2008	5.3
2009	17.3
2011	2.2
2018	7.1
2019	4.5
2020	4.0
2021	9.7

$67.6

      The application of the Code in this area is subject to interpretation by the Internal Revenue Service. The NOLs are subject to examination by the IRS and, thus, are subject to adjustment or disallowance resulting from any such IRS examination. The 382 limitation may be increased if certain built-in-gain items, as defined under Section 382, are realized on or before July 17, 2005.

13.     Major Customers

      The Company operates in one business segment, the air transportation industry.

      Information concerning the classification of the Company’s revenues comprising 10% or more of total operating revenues is presented in the following table (in millions):

	Years Ended December 31,

	2002	2001	2000

Passenger Charter Operations	$306.5	$279.2	$210.1
Cargo Charter Operations	76.0	37.3	53.0

      Information concerning customers for years in which their revenues comprised 10% or more of the Company’s operating revenues is presented in the following table (in thousands):

	Years Ended December 31,

	2002	2001	2000

U.S. Air Force (“USAF”) Air Mobility Command	$277,573	$203,787	$113,323
Renaissance Tours (“Renaissance”)	—	—	36,862

      U.S. Air Force. The Company has provided air transportation services, principally on an international basis, to the USAF since 1956. In exchange for requiring pledges of aircraft to the Civil Reserve Aircraft Fleet (“CRAF”) for use in times of national emergency, the USAF grants awards to CRAF participants for peacetime transportation of personnel and cargo.

      The USAF awards points to air carriers acting alone or through teaming arrangements in proportion to the number and type of aircraft made available to CRAF. The Company utilizes teaming arrangements to maximize the value of potential awards. The USAF grants fixed awards for transportation to CRAF participants. These fixed awards (also referred to as “basic” awards) provide for known and determinable amounts of revenue to be received during the contract period, which runs from October 1st to September 30th, in exchange for air transportation services. In addition, CRAF participants may be awarded additional revenue during the contract period for air transportation services required beyond those specified in the fixed awards. The Company refers to this additional revenue as “expansion” revenue.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows original contract awards, which run from October 1st through September 30th, and actual revenue from the USAF for each of the last three fiscal years (in millions):

	2002	2001	2000

Original Contract Award (year ended September 30th)	$175.0	$127.0	$27.0

Basic passenger revenue earned	$125.3	$121.5	$63.5
Expansion passenger revenue earned	141.5	79.8	49.8
Cargo basic and expansion revenue earned	10.8	2.5	—

Total revenue earned	$277.6	$203.8	$113.3

      The original contract award for the year beginning October 1, 2002 and ending September 30, 2003 is $120.0 million, which includes basic flying of $75.0 million, expansion flying of $37.0 million and cargo flying of $8.0 million. For only the second year, the USAF has incorporated expansion flying into the contract, and this allows the Company to preplan and utilize its aircraft fleet and crews more efficiently. The Company also will receive additional expansion business during the fiscal year 2003 contract period for less predictable flying and other short notice requirements. In February 2003, the USAF activated Stage I of the CRAF program to support the U.S. military. At the present time, the USAF is utilizing passenger aircraft only under Stage I of the CRAF program, in order to meet increased airlift needs for U.S. troop movement. The Company, however, cannot determine how future military spending budgets, airlift requirements, national security considerations for a continued strong and balanced CRAF and teaming arrangements will combine to affect future business with the USAF.

      Sonair. In November 2000, the Company began operating regular private charter air service for Sonair between Houston, Texas and Luanda, Angola. Sonair is a subsidiary of Angola’s National Oil Company, SONANGOL. This charter air service supports Angola’s developing petroleum industry. The contract provides for two additional one-year renewal options, which could extend the contract through December 31, 2004, at $22.7 million per year, resulting in total potential revenue of approximately $45 million. Sonair and the Company are currently in the process of negotiating on terms related to the first one-year contract extension. In January 2003, the Company began flying a third flight for Sonair between Houston, Texas and Malabo, Equatorial Guinea.

      Emery. The Company has provided an MD-11F freighter aircraft to Emery Air Freight Corporation since October 1998. The program for the aircraft, which has been extended through December 2003, primarily operates five days per week flying round trip between Dayton, Ohio and Brussels, Belgium. The Company provided additional ad hoc cargo service with its DC-10-30 aircraft for Emery during fiscal 2002. In addition, the Company contracted with Emery to operate a DC-10-30 five days per week through December 2003, flying round trip between Dayton, Ohio and Los Angeles, California.

      Garuda. The Company has flown for Garuda periodically since 1973. The Company operated zero, three and four aircraft for Garuda during the 2002, 2001 and 2000 Hadj pilgrimages. The Company did not provide Hadj airlift services in 2002 because of weakened demand and various security considerations due to the September 11th events. The Company also did not provide Hadj airlift services in 2003.

      Renaissance. The Company flew one aircraft for Renaissance from August 1999, providing exclusive air service to Europe from New York, until the agreement was mutually terminated in late 2000.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The classification between domestic and export revenues is based on entity definitions prescribed in the economic regulations of the Department of Transportation. Information concerning the Company’s export revenues is presented in the following table (in thousands):

	Years Ended December 31,

	2002	2001	2000

Operating Revenues:
Domestic	$344,170	$258,735	$218,887
Export —
- Indonesia	—	17,651	22,248
- Angola	22,325	26,300	—
- Hong Kong	10,310	—	—
- Other	7,684	15,180	22,898

Total	$384,489	$317,866	$264,033

14.     Related Party Transactions

      In 2001, the Company relocated its corporate headquarters to Peachtree City, Georgia. Hollis L. Harris, World Airways’ Chairman and CEO, is a principal in the company that owns the building, for which the Company signed a lease for a 15-year term beginning May 1, 2001. Obligations for rent under the lease aggregating $15.2 million at December 31, 2002 are included with future annual minimum lease payments for operating leases in Note 9. The Company incurred $1.3 and $0.8 million of rental expense, in 2002 and 2001, respectively, under the lease.

      See Note 4 for information about the Company’s transactions with Naluri and MAS.

15.     Commitments and Contingencies

      The Company’s flight attendants, approximately 42% of the Company’s employees, who are represented by the International Brotherhood of Teamsters, are subject to a four-year collective bargaining agreement that became amendable July 1, 2000. In January 2002, the Company announced that it was requesting formal mediation assistance from the National Mediation Board to advance negotiations with its flight attendants. The Company concluded that mediation was needed, although the Teamsters union declined to join the application. In December 2002, the flight attendant union rejected the contract proposal that was put out for a vote in November 2002. In January 2003, the Company and the union signed a Letter of Agreement that restarted the negotiation process and also provided flight attendants some additional medical coverage for a six-month period while negotiations were in process. The Company expects no impact on daily operations and will continue to work with the Teamsters to find a resolution through the National Mediation Board. In 1994, the Company’s flight attendants argued that the “scope clause” of the collective bargaining agreement was violated by the Company’s use of foreign flight attendant crews on the Company’s flights for Garuda Indonesia which had historically been the Company’s operating procedure. In contracts with certain customers, the Company is obligated to permit its customers to deploy their own flight attendants. While the arbitrator in this matter denied in 1997 the Union’s request for back pay to affected flight attendants for flying relating to the 1994 Hadj, the arbitrator concluded that the Company’s contract with its flight attendants requires the Company to first actively seek profitable business opportunities that require using the Company’s flight attendants, before the Company may accept wet lease business opportunities that use the flight attendants of the Company’s customers. Since 1997, the flight attendants have filed a number of similar “scope clause” grievances with respect to other wet-lease contracts and in 2001 they filed another “scope clause” grievance with respect to

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the 2001 Garuda Hadj agreement. An adverse decision on one or more of the grievances could have a material adverse impact on the financial condition or results of operations of World Airways.

      A claim has been filed in the 19th Civil Court District Court, Frankfurt, Germany, against the Company by a tour operator seeking approximately $3.5 million in compensation related to the cancellation of a summer program in 1996. The Company believes it has substantial defenses to this action, although no assurance can be given of the eventual outcome of this litigation. Because of the uncertain outcome of this action, no amounts have been accrued in the consolidated financial statements.

      Miami-Dade County is currently investigating and remediating various environmental conditions at the Miami International Airport (MIA). During the second quarter of 2001, the County filed a lawsuit against seventeen (17) defendants, which does not currently include World Airways, in an attempt to recover its past and future clean-up costs. This claim has been filed in the Florida Circuit Court for the 11th Judicial District in Dade County Florida. In addition to the seventeen (17) defendants named in the lawsuit, 243 other agencies and companies that were prior tenants at MIA (potentially responsible parties “PRP”), including World Airways, were issued letters advising of the lawsuit and indicating that any PRP’s could be named as additional defendants in the future depending upon a determination as to the levels of contamination and the extent to which any PRP may have contributed to any alleged contamination. At this point certain PRP’s, including World Airways, have joined a joint defense group to respond to the County’s inquiries and investigation of the PRP’s. This Group is conducting preliminary investigations of the site in question to determine each PRP’s potential exposure. This process is ongoing and the potential exposure of World Airways has yet to be determined.

      In addition, World Airways is party to routine litigation and administrative proceedings incidental to its business, none of which is believed by the Company to be likely to have a material adverse effect on the financial condition and results of operations of the Company.

      In 1993, the Company returned certain DC-10-30 aircraft to the lessor. As a result of this early lease termination, the Company is responsible, until 2004 for one aircraft and 2005 for the second aircraft, for one-third of any deficit in rent incurred in future leases of the aircraft, up to $100,000 monthly per plane, with an overall combined cap. The Company’s remaining contingent liability related to this matter approximates $866,000.

16.     Valuation and Qualifying Accounts

	Allowance	Valuation Allowance
	for Doubtful	for Deferred Tax
	Accounts	Assets

	(In thousands)
Balance at December 31, 1999	$1,848	$30,419
Additions charged to expense	—	—
Amounts charged to allowance	(1,517)	(9,164)

Balance at December 31, 2000	331	21,255
Additions charged to expense	1,019	—
Amounts credited to allowance	—	7,218

Balance at December 31, 2001	1,350	28,473
Additions charged to expense	—	—
Amounts charged to allowance	(1,095)	(1,330)

Balance at December 31, 2002	$255	$27,143

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     Unaudited Quarterly Results

      The results of the Company’s quarterly operations (unaudited) for 2002 and 2001 are as follows (in thousands except share data):

	Quarter Ended

	Mar 31	Jun 30	Sep 30	Dec 31

2002
Operating revenues	$88,039	$88,399	$107,923	$100,128
Operating income (loss)	6,252	3,080	2,773	(4,983)
Net earnings (loss)	4,928	2,020	1,884	(6,791)

Basic earnings (loss) per common share:	0.45	0.18	0.17	(0.61)

Diluted earnings (loss) per common share:	0.37	0.18	0.17	(0.61)

2001
Operating revenues	$73,769	$76,579	$85,187	$82,331
Operating loss	(8,639)	(7,139)	(1,690)	(3,261)
Net loss	(10,144)	(9,193)	(2,315)	(4,385)

Basic and diluted loss per common share:	(0.97)	(0.85)	(0.21)	(0.40)

      The sum of the four quarterly earnings (loss) per share amounts may not agree with the earnings (loss) per share amounts for the full year due to the fact that the full year calculation uses a 12-month weighted average number of shares.

      The fourth quarter of 2002 included three non-routine transactions that had an impact on financial results:

•	Returning to the federal government $2.0 million of grant funds received under the Stabilization Act.

•	Recording a $1.7 million liability for estimated losses based on contractual lease costs (reduced by estimated sub-lease rentals) that will continue to be incurred for the remaining term of the Company’s lease agreement for office space at its former headquarters in Herndon, Virginia. After relocating its headquarters to Peachtree City, Georgia in 2001, the Company sublet its Herndon office space to a tenant that did not make timely rental payments in 2002.

•	Recording a $0.8 million receivable due from a lessor related to unused maintenance reserves.

      The fourth quarter of 2001 included the benefit of a $5.1 million grant under the Stabilization Act, offset by $1.2 million of charges for write-offs of deposits and prepaid expenses resulting from disputes with vendors.

WORLD AIRWAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

World Airways, Inc.:

      We have audited the accompanying consolidated balance sheets of World Airways, Inc. and subsidiary (“World Airways”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ deficiency and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of World Airways’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Airways as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 3 to the consolidated financial statements, effective January 1, 2000, World Airways changed its method of accounting for certain aircraft maintenance costs.

KPMG LLP

McLean, Virginia

March 11, 2003

DEALER MANAGER

      The dealer manager for the exchange offer is Morgan Joseph & Co. Inc. The address and telephone number of the dealer manager are as follows:

Morgan Joseph & Co. Inc.

600 Fifth Avenue, 19th Floor
New York, New York 10020-2302
Toll Free No.: (888) 641-4214
Contact Person: R. Michael Powell

THE INFORMATION AGENT

      The information agent for the exchange offer will be MacKenzie Partners, Inc. The address and telephone number of the information agent are as follows:

MacKenzie Partners, Inc.

105 Madison Avenue, 14th Floor
New York, New York 10016
Toll Free No.: (800) 322-3885

THE EXCHANGE AGENT

      Wachovia Bank, N.A. will act as exchange agent for purposes of processing tenders and withdrawals of the existing debentures in the exchange offer. The address and telephone number of the exchange agent are as follows:

Wachovia Bank, N.A.

Corporate Actions — NC 1153
1525 West H. T. Harris Boulevard — 3C3
Charlotte, North Carolina 28288
Toll Free No.: (800) 829-8432
Facsimile No.: (704) 590-7628
Contact Person: Marsha Rice

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.     Indemnification of Officers and Directors

      The Registrant’s Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”), and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by applicable law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or at least not opposed to, the best interests of the corporation. With respect to any criminal action, a corporation has the power to indemnify its present and former directors, officers, employees and agents as long as they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ or officers’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability pursuant to Section 174 of the DGCL, for breach of the director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omission that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant, and for improper loans to directors and officers. The indemnification provision does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

      The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

      At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

      The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 21.     Exhibits and Financial Statement Schedules

Exhibit
No.	Document

1.1	Dealer Manager Agreement, dated as of July 23, 2003, by and between World Airways, Inc. and Morgan Joseph & Co. Inc.
3.1	Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K, Commission file no. 000-26582, filed March 27, 2003)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-1, Commission file no. 33-95488, filed August 8, 1995)
4.1	Article IV of the Amended and Restated Certificate of Incorporation and Section 6 of the Amended and Restated Bylaws (see Exhibits 3.1 and 3.2)
4.2	Indenture between the Registrant and First Union National Bank, as Trustee for the 8% Convertible Senior Subordinated Debentures Due 2004 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3, Commission file no. 333-39673, filed November 6, 1997)
4.3	Form of 8% Convertible Senior Subordinated Debenture Due 2004, included in the Indenture (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3, Commission file no. 333-39673, filed November 6, 1997)
4.4	Form of Indenture to be entered into by and between the Registrant and Wachovia Bank, N.A., as Trustee for the 8% Convertible Senior Subordinated Debentures Due 2009, together with form of 8% Convertible Senior Subordinated Debenture Due 2009
4.5	Warrant Agreement between World Airways, Inc. and The Boeing Company, dated as of March 28, 2000
4.6	Warrant Agreement between World Airways, Inc. and International Lease Finance Corporation, dated as of August 24, 1999
4.7	Stock Registration Rights Agreement between Malaysian Helicopter Services Berhad and World Airways, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of WorldCorp. Inc., Commission file no. 1-9591, filed March 14, 1994)
5.1	Opinion of Powell, Goldstein, Frazer & Murphy LLP with respect to the legality of the 8% Convertible Senior Subordinated Debentures Due 2009
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of KPMG LLP, Independent Auditors
23.2	Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages hereof)
25.1	Statement of Eligibility on Form T-1 of Wachovia Bank, N.A., as trustee for the 8% Convertible Senior Subordinated Debentures Due 2009
99.1	Form of Letter of Transmittal
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.3	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.4	Form of Notice of Guaranteed Delivery
99.5	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner
99.6	Letter, dated as of April 23, 2003, from Daniel G. Montgomery, Executive Director of the Air Transportation Stabilization Board, confirming conditional approval of a Federal loan guarantee of a $30 million financing

Item 22.     Undertakings

      The undersigned Registrant hereby undertakes:

(1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered, which shall remain, unsold at the termination of the offering.

(4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Peachtree City, State of Georgia, on July 23, 2003.

WORLD AIRWAYS, INC.

By:	/s/ HOLLIS L. HARRIS

Hollis L. Harris
Chairman and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hollis L. Harris, Gilberto M. Duarte, Jr., and Cindy M. Swinson, and each of them, his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or their substitutes, may lawfully do cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ HOLLIS L. HARRIS Hollis L. Harris	Chairman and Chief Executive Officer (Principal Executive Officer)	July 23, 2003

/s/ JOHN E. ELLINGTON John E. Ellington	President, Chief Operating Officer and Director	July 23, 2003

/s/ GILBERTO M. DUARTE, JR. Gilberto M. Duarte, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	July 23, 2003

/s/ DANIEL J. ALTOBELLO Daniel J. Altobello	Director	July 23, 2003

/s/ A. SCOTT ANDREWS A. Scott Andrews	Director	July 23, 2003

/s/ JOEL H. COWAN Joel H. Cowan	Director	July 23, 2003

Signature	Capacity	Date

/s/ RONALD R. FOGLEMAN Ronald R. Fogleman	Director	July 23, 2003

Dato’ Wan Malek Ibrahim	Director

/s/ RUSSELL L. RAY, JR. Russell L. Ray, Jr.	Director	July 23, 2003

/s/ PETER M. SONTAG Peter M. Sontag	Director	July 23, 2003

EXHIBIT INDEX

Exhibit
No.	Document

1.1	Dealer Manager Agreement, dated as of July 23, 2003, by and between World Airways, Inc. and Morgan Joseph & Co. Inc.
3.1	Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K, Commission file no. 000-26582, filed March 27, 2003)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1, Commission file no. 33-95488, filed August 8, 1995)
4.1	Article IV of the Amended and Restated Certificate of Incorporation and Section 6 of the Amended and Restated Bylaws (see Exhibits 3.1 and 3.2)
4.2	Indenture between the Registrant and First Union National Bank, as Trustee for the 8% Convertible Senior Subordinated Debentures Due 2004 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3, Commission file no. 333-39673, filed November 6, 1997)
4.3	Form of 8% Convertible Senior Subordinated Debenture Due 2004, included in the Indenture (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3, Commission file no. 333-39673, filed November 6, 1997)
4.4	Form of Indenture to be entered into by and between the Registrant and Wachovia Bank, N.A., as Trustee for the 8% Convertible Senior Subordinated Debentures Due 2009, together with form of 8% Convertible Senior Subordinated Debenture Due 2009
4.5	Warrant Agreement between World Airways, Inc. and The Boeing Company, dated as of March 28, 2000
4.6	Warrant Agreement between World Airways, Inc. and International Lease Finance Corporation, dated as of August 24, 1999
4.7	Stock Registration Rights Agreement between Malaysian Helicopter Services Berhad and World Airways, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of WorldCorp. Inc., Commission file no. 1-9591, filed March 14, 1994)
5.1	Opinion of Powell, Goldstein, Frazer & Murphy LLP with respect to the legality of the 8% Convertible Senior Subordinated Debentures Due 2009
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of KPMG LLP, Independent Auditors
23.2	Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages hereof)
25.1	Statement of Eligibility on Form T-1 of Wachovia Bank, N.A., as trustee for the 8% Convertible Senior Subordinated Debentures Due 2009
99.1	Form of Letter of Transmittal
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.3	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.4	Form of Notice of Guaranteed Delivery
99.5	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner
99.6	Letter, dated as of April 23, 2003, from Daniel G. Montgomery, Executive Director of the Air Transportation Stabilization Board, confirming conditional approval of a Federal loan guarantee of a $30 million financing